As Filed with the Securities and Exchange Commission on July 11, 2000	Registration No. 333-12755

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM SB-2
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Energy Search, Incorporated
(Name of Small Business Issuer in Its Charter)

Tennessee (State or Other Jurisdiction of Incorporation or Organization)	1381 (Primary Standard Industrial Classification Code Number)	62-1423071 (IRS Employer Identification No.)
280 Fort Sanders West Boulevard, Suite 200 Knoxville, Tennessee 37922 (423) 531-6562 (Address and Telephone Number of Principal Executive Offices)

Richard S. Cooper
President
Energy Search, Incorporated
280 Fort Sanders West Boulevard, Suite 200
Knoxville, Tennessee 37922
(423) 531-6562
(Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

Copies of Communication to:

Patrick R. Sughroue, Esq. Patrick R. Sughroue, P.C. 3777 Sparks Drive, Suite 130 Grand Rapids, Michigan 49546 (616) 940-3592	Stephen C. Waterbury, Esq. Warner Norcross & Judd LLP 111 Lyon Street, NW Grand Rapids, Michigan 49503 (616) 752-2137

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

TABLE OF CONTENTS
Prospectus	1

Prospectus Summary	2

Introduction	2
Purpose of Post-Effective Amendment No.2 to the Registration Statement	2
The Company	2
The Offering	3
Summary Natural Gas and Oil Reserve Information	4
Summary Financial Information	6

Risk Factors	8

Risks Associated with Energy Search	8
Risks Associated with the Oil and Gas Industry	9
Risks Associated with Investment in Energy Search	12

Use of Proceeds	14

Dividend Policy	14

Management's Discussion and Analysis of Financial Condition and Results of Operations	14

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995	14
Overview	16
Financial Condition	17
Results of Operations	20
Cash Flow from Operations, Investing and Financing Activities	23
Liquidity and Capital Resources	25
Effects of Commodity Pricing and Inflation	25
Environmental and Other Regulatory Matters	26

Description of Business	26

General	26
Recent Acquisitions	27
Business Strategy	28
Offices and Employees	29

Description of Property	29

Company Oil and Natural Gas Assets	29
Oil and Natural Gas Reserves	30
Discounted Present Value of Future Net Revenues	31
Producing Wells	33
Production Volumes, Average Prices and Production Costs	33
Development, Exploration and Acquisition Expenditures	34
Recent Drilling Activities	34
Oil, Natural Gas and Coalbed Methane Leases	35

Legal Proceedings	35

Management	35

Nominees for Election to Terms Expiring in 2003	36
Incumbent Director - Term Expiring in 2001	36

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Incumbent Directors - Terms Expiring in 2002	37
Significant Employee	37
Board Committees and Meetings	37

Executive Compensation	38

Compensation Summary	38

Compensation	38

Stock Options	39
Name	40
Employment Contracts and Termination of Employment and Change in Control Arrangements	40
Compensation Committee Report on Executive Compensation	41
Base Salary	41
Annual Bonus Program	41
Discretionary Bonus Plans	42
Stock Option Plans	42
Chief Executive Officer	42
Compensation of Directors	43

Security Ownership of Certain Beneficial Owners and Management	43

Security Ownership of Certain Beneficial Owners	43
Security Ownership of Management	44

Certain Relationships and Related Transactions	45

Descriptions of Securities	45

Description of Capital Stock	45
Series A Warrants	46
Transfer Agent and Registrar; Warrant Agent	47
Reports to Shareholders	47
Boston Stock Exchange and Nasdaq Small-Cap Market	47

Market For Common Equity and Related Stockholder Matters	47

Legal Matters	48

Experts	48

Additional Information	48

Glossary of Terms	49

Indemnification of Directors and Officers.	51

Recent Sales of Unregistered Securities	51

Exhibits	54

Undertakings	56

Signatures	57

Exhibit Index	I

-ii-

ENERGY SEARCH INCORPORATED LOGO

Prospectus

1,000,000 Shares of Common Stock and Redeemable Series A Common Stock Purchase Warrant

The purpose of this Post-Effective Amendment No.2 is to make information in the Prospectus since the filing of the Post-Effective Amendment No.1 current based on activities of Energy Search and events since that filing.

On January 30, 1997, we completed our initial public offering ("IPO") of 1,000,000 Units at $8.00 per Unit. The following securities were part of the offering:

Units - Each Unit consisted of one share of common stock, no par value per share, and one Redeemable Series A Common Stock Purchase Warrant ("Series A Warrant") pursuant to a Prospectus dated January 24, 1997. These Units are no longer in existence. The common stock and warrants are now traded separately.

Series A Warrants - Each Series A Warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $9.60 per warrant share at any time commencing on February 28, 1998 until January 30, 2002, unless earlier redeemed. The exercise price of the Series A Warrant is subject to automatic adjustment in the event Energy Search issues additional shares of common stock. Based on additional issuances by Energy Search of its common stock since the IPO, the current adjusted exercise price of the Series A Warrant is $7.74 per share. The Series A Warrants are subject to redemption by Energy Search at a price of $0.05 per warrant at any time commencing July 24, 1998, on thirty (30) days prior written notice, provided that the closing sale price per share for the common stock has equaled or exceeded $16.00 per share for twenty (20) consecutive trading days within the thirty (30) day period immediately preceding such notice.

Representative Warrants - We agreed to sell to the underwriters in the IPO (the "Representatives") warrants to purchase 100,000 Units at $10.00 per Unit exercisable for four years commencing January 24, 1998.
Security Trading Symbols	NASDAQ SmallCap Market	Boston Stock Exchange
Common Stock Series A Warrants	EGAS EGASW	EYS EYS.WS.A

This Investment Involves a High Degree of Risk. You Should Purchase Shares of Common Stock Only If You Can Afford a Complete Loss. See "Risk Factors" Beginning on Page 8. Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Post-Effective Amendment No. 2 to Prospectus is July 11, 2000.

Prospectus Summary

The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Prospectus. The Securities offered hereby involve a high degree of risk. Investors a should carefully consider the information set forth under "Risk Factors." Certain terms relating to the oil and gas business are defined in the section captioned "Glossary of Terms."

Introduction

On January 24, 1997, Energy Search, Incorporated's Form SB-2 registration statement for our initial public offering ("IPO") of common stock and Series A common stock purchase warrants ("Series A Warrants") was declared effective by the United States Securities and Exchange Commission ("SEC"). The IPO was completed by January 30, 1997 at which time all of the securities covered by the registration statement were sold. The managing underwriters (referred to as the "Representatives") were Neidiger/Tucker/Bruner, Inc. and National Securities Corporation. The securities offered and sold in the IPO were Units comprised of one share of common stock and one Series A Warrant.

Purpose of Post-Effective Amendment No.2 to the Registration Statement

The purpose of this Post-Effective Amendment No.2 is to make information in the Prospectus since the filing of the Post-Effective Amendment No.1 current based on activities of Energy Search and events since that filing.

The Company

We are an independent oil and natural gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties primarily in the Appalachian Basin region of the eastern United States. Our emphasis is on natural gas, which makes up approximately 90% of our production. Starting in January 1997, we shifted our focus from drilling primarily for limited partnerships that we sponsor to developing reserves for our own account. We expect our growth to be driven by development, exploitation and controlled exploration drilling on our existing properties and the continuation of our acquisition strategy in the Appalachian Basin region. We primarily drill development wells, but, on occasion, we will also drill exploratory wells.

The Appalachian Basin is characterized by shallow natural gas formations, which historically have provided highly predictable drilling success rates. Natural gas from this area typically has commanded a premium price relative to natural gas produced in areas such as the Gulf Coast and Mid-Continent regions of the United States because wells drilled in the Appalachian Basin are closer to the large demand centers in the northeastern United States. At present, our activities are primarily in southeastern Ohio and southern West Virginia.

We were organized as a Tennessee corporation in 1990 by a three-member management team with energy, financial, legal and transactional experience. Since our formation, we have developed a qualified team of geologists, petroleum engineers and land managers.

Prior to 1997, substantially all of our oil and natural gas wells were drilled in joint ventures with limited partnerships that we sponsored and managed. However, we did not sponsor an affiliated drilling partnership in 1999 and do not expect to sponsor any in the foreseeable future.

In 1998 we began to implement a consolidation strategy that involved acquiring the oil and gas reserves held by our affiliated drilling partnerships for cash or our stock. In April 2000, we acquired the assets of the final two partnerships. Therefore, we have consolidated the ownership of wells we operate and eliminated the administrative burden of managing and administrating these partnerships.

Since the beginning of 1999, we have completed a number of significant oil and gas property acquisitions, including the following:
•	Certain producing properties in Gallia, Lawrence and Vinton Counties, Ohio.

•	Ownership interests in certain partnerships that we sponsored and managed.
•	Approximately 6,500 acres of oil and gas properties from Cabot Oil & Gas Corporation.

We currently plan on drilling 75 wells in 2000. In addition, we plan to continue drilling, development and strategic acquisition activities primarily for our own account which should enable us to expand our activities and operations. We believe our business plan will result in the continued growth of our proved natural gas and oil reserves, net cash flow and, ultimately, shareholder value. Our future success, however, cannot be guaranteed. Our activities and operations will be subject to numerous risks described below in "Risk Factors."

          Address and Telephone Number

Our principal executive offices are located at 280 Fort Sanders West Blvd., Suite 200, Knoxville, Tennessee 37922. Our telephone number at that location is (800) 551-5810.

The Offering
Securities Offered and Sold in the IPO	1,000,000 Units were sold, each Unit consisting of one share of Common Stock and one Series A Warrant.
Terms of the Series A Warrants

Each Series A Warrant entitles the holder thereof to purchase one share of common stock. The Series A Warrants are exercisable starting February 28, 1998 until January 30, 2002, unless earlier redeemed by Energy Search, for one share of common stock each, at an exercise price $9.60 per Warrant Share. The exercise price of the Series A Warrant is subject to automatic adjustment in the event Energy Search issues additional shares of common stock. Based on additional issuance by Energy Search of its common stock since the IPO, the current adjusted exercise price of the Series A Warrant is $7.74 per warrant share. The Series A Warrants are redeemable by Energy Search at $0.05 per warrant on thirty (30) days prior written notice provided that the closing sale price per share for the common stock has equaled or exceeded $16.00 for twenty (20) consecutive trading days within the thirty (30)-day period immediately preceding the notice.

Common Stock Outstanding

As of March 31, 2000, there were 4,463,376 shares of Energy Search common stock outstanding and 797,017 shares of preferred stock outstanding. As of the date of this Prospectus, there were 4,481,030 shares of common stock outstanding and 903,142 shares of preferred stock outstanding. The outstanding shares of common stock do not include:
(a)     1,200,000 shares of common stock issuable upon the exercise of outstanding Series A Warrants and Representatives Warrants;
(b)      74,996 shares of common stock issuable upon the exercise of outstanding participating selling agent warrants with exercise prices varying from $4.50 to $7.00 per share;
(c)      228,803 shares issuable upon exercise of outstanding general private common stock warrants with exercise prices varying from $4.50 to $6.50 per share;
(d)      450,000 shares issuable upon exercise of executive officer common stock purchase warrants with an exercise price of $4.50 per share;
(e)      10,000 shares of common stock issuable to current outside directors pursuant to options issued to them as part of Energy Search's program for compensating outside directors with an exercise price of $4.50.

See "Management -- Executive Compensation," and "Principal Stockholders."
Use of Proceeds of the IPO

Underwriting discounts and commissions were $800,000. Expenses paid to or for the underwriters were $232,938. Other expenses of the IPO amounted to $465,571. Total expenses of the IPO were $1,498,509. The net IPO offering proceeds to Energy Search after offering expenses were $6,501,491, which total was applied as follows: $5,267,492 to explore for, acquire and develop natural gas and oil reserves; $912,500 for working capital; $261,750 for repayment of certain indebtedness to officers of Energy Search; and $59,749 for payment of accrued dividends to former Class A preferred shareholders of Energy Search whose preferred stock converted to common stock upon consummation of the IPO. Any proceeds received from the exercise of Series A Warrants will be used for working capital.

Risk Factors

An investment in Energy Search's common stock is speculative and involves a high degree of risk. Energy Search common stock should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."

Boston Stock Exchange Symbols

Units*	"EYS.U"
Common Stock	"EYS"
Series A Warrants	"EYS.WS.A"

Nasdaq Small-Cap Market Symbols

Units*	"EGASU"
Common Stock	"EGAS"
Series A Warrants	"EGASW"
________________________
*No longer in existence

Summary Natural Gas and Oil Reserve Information

Energy Search oil and natural gas reserves are located in Ohio and West Virginia. Proved reserves represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and natural gas reserves are proved reserves that can be expected to be recovered through existing wells using existing equipment and operating methods. Proved undeveloped reserves are proved reserves expected to be recovered from new wells on undrilled acreage, or from existing wells at depths below the present bottom of the wells.

The following table summarizes information with respect to the estimated net proved oil and natural gas reserves as reviewed, evaluated and certified by Wright & Company, Inc., independent certified petroleum engineers, attributable to our interests in oil and natural gas properties as of December 31, 1999, 1998 and 1997.

The oil and natural gas reserve amounts in the following table represent well interests and reserves directly owned 100% by Energy Search. No reserves shown below as owned by Energy Search are owned indirectly through any limited partnership.

TOTAL ESTIMATED NET RESERVE QUANTITIES
	at December 31,
	1999	1998	1997

Company - Total
Total Proved Reserves:(1)
Oil (Bbls)	481,238	44,554	23,624
Natural Gas (Mcf)	60,747,920	43,493,054	30,609,977
Equivalent Bbls (BOE)(2)	10,605,891	7,293,396	5,125,287
Equivalent Mcf (Mcfe)(2)	63,635,348	43,760,378	30,751,721
Total Proved Undeveloped Reserves:(1)
Oil (Bbls)	257,067	--	--
Natural Gas (Mcf)(2)	35,027,540	27,502,100	19,417,960
Equivalent Bbls (BOE)(2)	6,094,990	4,583,683	3,236,327
Equivalent Mcf (Mcfe)(2)	36,569,942	27,502,100	19,417,960
Total Proved Developed Reserves:(1)
Oil (Bbls)	224,171	44,554	23,624
Natural Gas (Mcf)	25,720,380	15,990,954	11,192,017
Equivalent Bbls (BOE)(2)	4,510,901	2,709,713	1,888,960
Equivalent Mcf (Mcfe)(2)	27,065,406	16,258,278	11,333,761
____________________

(1)	Reserves are net to our interest. Applicable royalties have been deducted from these volumes.
(2)	After conversion on the basis of 6.0 Mcf of natural gas to 1.0 barrel of crude oil.

The following table represents the estimated future net revenues and the present value of the future estimated net reserves discounted at a rate of 10% per year from the proved developed producing, proved developed non-producing and proved undeveloped reserves of Energy Search as of December 31, 1999, 1998 and 1997, respectively.

With respect to the table below, the estimated discounted present value of future net cash flows from proved oil and gas reserves is computed assuming a constant net price of $23.25 per barrel of oil and $3.25 per Mcf of natural gas for all fields except the Mitchell field acquired from Mitchell Energy, which is computed using a gas price of $3.00. For the fiscal year ended December 31, 1999, we received gross oil prices ranging from $9.38 to $23.50 per barrel and gross natural gas prices ranging from $1.65 to $3.47 per Mcf before royalties and gathering and transportation costs.

ESTIMATED DISCOUNTED PRESENT VALUE OF FUTURE NET
CASH FLOWS FROM PROVED OIL AND NATURAL AS RESERVES

	at December 31,
	1999	1998	1997

Company - Total
Proved Developed Producing
Oil (Bbl)	224,171	44,554	23,624
Natural Gas (Mcf)	20,367,120	14,589,660	7,475,526
Proved Developed Non-Producing
Oil (Bbl)	--	--	--
Natural Gas (Mcf)	5,353,260	1,401,294	3,716,491
Proved Undeveloped
Oil (Bbl)	257,067	--	--
Natural Gas (Mcf)	35,027,540	27,502,100	19,417,960

Estimated Future Net Cash Flows
Before Income Taxes
Proved Producing	$52,932,740	$30,863,380	$20,212,160
Proved Non-Producing	13,101,276	2,452,715	9,575,898
Proved Undeveloped	79,067,480	44,136,160	41,354,112
Total	$145,101,496	$77,452,255	$71,142,170

Estimated Future Net Cash Flows
Before Income Taxes Discounted at 10%
Proved Producing	$26,016,110	$15,852,520	$9,703,797
Proved Non-Producing	5,960,000	8,761,363	4,748,113
Proved Undeveloped	27,751,440	14,032,700	17,909,290
Total	$59,727,550	$30,761,583	$32,361,200

For additional information concerning the discounted future net cash flows to be derived from our reserves, see the Supplemental Information to Consolidated Financial Statements included in this amended Prospectus.

In accordance with applicable requirements of the Securities and Exchange Commission, estimates of our proved reserves and future cash flows are made using sales prices estimated to be in effect as of the date of the reserve estimates and are held constant throughout the life of the properties, except to the extent a contract specifically provides otherwise. Estimated quantities of proved reserves and future cash flows therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years.

While we believe that reserve estimates presented in this Prospectus are reasonable, the estimates should be viewed with the understanding that subsequent reservoir performance, the timing and success of future development drilling and changes in pricing structure or market demand will affect the reserve estimates.

Summary Financial Information

The following summary of historical consolidated financial information of Energy Search for the years ended December 31, 1999 and 1998 has been derived from our audited Consolidated Financial Statements and the notes thereto contained in the Annual Report on form 10-KSBA filed with the SEC for the fiscal year ended December 31, 1999. The data presented for the three months ended March 31, 2000, is derived from our unaudited Consolidated Financial Statements and the notes thereto contained in the Quarterly Report on Form 10-QSB filed with the SEC for the quarterly period ended March 31, 2000.

	Three Months Ended March 31 (Unaudited)	Fiscal Year Ended December 31 (Audited)
	2000	1999	1998
Income Statement Data:
Revenue:
Oil and gas sales	$1,451,410	$3,391,770	$2,597,875
Management fees	3,200	71,100	145,586
Net turnkey revenue	--	--	67,312
Other	140,482	445,928	609,725
Total revenue	1,595,092	3,908,798	3,420,498

Operating Expenses:
Production costs	384,354	972,799	661,036
Exploration costs	24,890	51,150	202,718
Depletion, depreciation and amortization	801,402	2,511,266	1,551,685
Impairment charges	--	688,663	--
Interest	528,730	1,059,231	392,716
General and administrative	471,808	2,010,177	1,156,890
Total operating expenses	2,211,184	7,293,286	3,965,045

Net (Loss) From Operations	(616,092)	(3,384,488)	(544,547)
Other Income (Expense)	--	(68,088)	(85,481)
Income tax benefit	--	224,600	235,600
Net (Loss)	$(616,092)	$(3,227,976)	$(394,428)

Net (Loss) per Common Share	$(0.16)	$(0.79)	$(0.11)

Cash Flow Data
Net cash (used in) provided by operating activities	$(291,657)	$488,217	$244,823
Net cash (used in) investing activities	$(3,316,833)	$(9,478,062)	$(10,099,654)
Net cash provided by financing activities	$3,701,592	$9,636,191	$8,198,264

Balance Sheet Data
Assets
Total current assets	$2,367,691	$2,142,684	$1,666,856
Net oil and gas properties	32,427,949	29,818,697	20,264,760
Total other assets	2,110,398	1,926,546	3,091,793
Total Assets	$36,906,038	$33,887,927	$25,023,409

Liabilities and Shareholders' Equity
Long-Term Debt, less current portion	$22,022,037	$16,300,024	$7,703,369
Total Current Liabilities	3,161,660	3,442,238	1,179,084
Shareholders' Equity	13,722,341	14,145,665	16,140,956
Total liabilities and shareholders' equity	$36,906,038	$33,887,927	$25,023,409

Risk Factors

An investment in Energy Search common stock or Series A Warrants involves a high degree of risk. Prospective investors should consider the following factors in addition to the other information set forth in this Prospectus before making an investment decision.

Risks Associated with Energy Search

Development of Additional Reserves. Our future success depends upon our ability to find or acquire additional natural gas and oil reserves that are economically recoverable. Except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, the proved reserves of Energy Search will generally decline as reserves are produced. There can be no assurance that we will be able to discover and exploit additional commercial quantities of oil and gas, or that we will have success drilling productive wells or acquiring underdeveloped properties at low finding costs.

Need for Additional Financing. Development of our oil and gas properties and execution of our business plan may require capital resources greater than those currently available to us. Current arrangements for additional sources of capital include our credit facility with Southern Producer Services LP (the "SPS Credit Facility"), and net cash flow from operations. There can be no assurance that these, or any other, sources of capital will be available to us on acceptable terms, or at all, in the future. The inability to obtain additional financing would have a material adverse effect on Energy Search, including requiring us to curtail significantly or farm-out development of our oil and natural gas properties. Any additional financing may involve dilution to our existing shareholders.

Dependence on Key Personnel. Our success depends to a large extent on the abilities and continued participation of certain key employees, including Charles P. Torrey, Jr., our chief executive officer, Richard S. Cooper, our president, Robert L. Remine, our secretary and treasurer, and John M. Johnston, our vice president - exploration and production. The loss of any of these officers or other key employees could have a material adverse effect on our business. In an effort to address this risk, we have entered into written employment contracts (which include confidentiality and non-competition clauses) and purchased "key man" term life insurance policies with respect to these officers. In addition, we have adopted a stock option and restricted stock plan through which can provide incentive awards for these individuals. See "Management."

Geologist's Estimates of Reserves and Future Net Revenue. This Prospectus contains estimates of our oil and natural gas reserves and the future net revenues therefrom which have been prepared by a certified independent geologist. See "Business and Properties--Description of Property--Oil and Natural Gas Reserves." These estimates are based on various assumptions and, therefore, are inherently imprecise indications of future revenues. Actual future revenues, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from the estimates. In addition, our reserves may be subject to downward or upward revision, based on production history, results of future exploration and development, prevailing oil and gas prices and other factors.

Undeveloped Acreage May be Lost. Our oil and gas leases typically require the drilling of wells, payment of minimum royalties or delay rentals or the continued production of oil or gas in commercial quantities in order for the leases to remain valid and not lapse. Typically, once a well is drilled and becomes commercially productive, as long as commercial production from such lease continues, the lease will not lapse and is deemed to be "held by production." Nonetheless, lease termination or expiration clauses are specific to each lease. If existing and future drilling commitments, minimum royalty payments or continuing production clauses in particular leases are not met, we may lose lease acreage.

Properties Pledged to Secure Debt. All of our oil and gas properties are pledged to secure the SPS Credit Facility and our non-oil and gas properties are pledged to SunTrust Bank. A failure to pay the principal or accrued interest on such secured obligations could cause us to lose our interest in our principal properties. For further information on these secured transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements included herein.

Accumulated Deficit. As of March 31, 2000, we had an accumulated deficit of $5,921,808. Our future operating results will depend on many factors some of which are beyond our control. There can be no assurance that we will be able to operate profitably in the future.

Limited Diversification of Energy Search's Activities and Properties. We are engaged exclusively in the business of exploration for and production and marketing of natural gas and oil. A large part of our field operations and activities are located in southeastern Ohio, and in southern West Virginia. See "Business and Properties-- Properties--Leasehold Acreage." It is likely that, for the foreseeable future, our activities and primary area of field operations will not change materially.

Risks Associated with the Oil and Gas Industry

Risk of Oil and Gas Operations. Our operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of Energy Search or others. Oil and gas operations present risks of environmental contamination from drilling operations and leakage from oil field storage or transportation facilities. We have never experienced a significant environmental mishap, but spills of oil and other liquids could occur which could create material liability to us for clean-up expenses. See "Business and Properties--Insurance" for a discussion of Energy Search's insurance coverage.

Current Oil and Gas Markets. There is substantial uncertainty as to the prices at which natural gas and oil produced by Energy Search may be sold, and it is possible that under some market conditions the production and sale of oil and gas from some or all of our wells may not be economical. The average natural gas prices we received were $2.43, $2.41 and $2.49 per Mcf in 1997, 1998 and 1999, respectively, prior to reduction for royalties, severance taxes and gathering and transportation charges. The average oil prices we received were $18.06, $11.74 and $19.73 per Bbl in 1997, 1998 and 1999, respectively. The average price received by us for natural gas and oil as of March 31, 2000 has been $2.87 per Mcf and $27.85 per Bbl, respectively. The availability of a ready market for oil and gas and the prices obtained for oil and gas depend upon numerous factors beyond our control, including competition from other natural gas and oil suppliers and national and international economic and political developments. We are not subject to any gas price controls.

Exploration and Development Risks. Exploration and development drilling activities are subject to greater risks of failure than those associated with the ownership of producing properties. The drilling of exploratory wells involves the greatest risks, since such wells are located in unproved areas. The drilling of development wells, although generally consisting of drilling in proven areas, may result in dry holes or the failure to produce natural gas and oil in commercial quantities. The drilling of development wells and exploratory wells also involves the risk that unusual or unexpected formations and pressures will be encountered, and other conditions will exist, that could result in us incurring substantial losses as well as liabilities to third parties or governmental entities.

Operating Hazards and Uninsured Risks. Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by Energy Search will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating, allocable overhead and other costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, craterings, pipeline ruptures and spills, uncontrollable flows of oil, natural gas or well fluids, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of Energy Search and others. We maintain insurance against some but not necessarily all of the risks described above. In particular, the insurance we maintain does not cover claims relating to failure of title to oil and natural gas leases, trespass during survey acquisition or surface change attributable to seismic operations and, except in limited circumstances, losses due to business interruption. We may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

Competition and Markets. The oil and natural gas industry is highly competitive. We compete with many other companies in the search for and acquisition of oil and natural gas properties and leases for exploration and development, and also compete with other companies in our activities as drilling contractor and natural gas marketers. Our competitors include numerous independent oil and natural gas companies, major integrated oil and natural gas companies, individuals and drilling and income programs. Many of these companies have substantially greater financial, technical and other resources than us and have been engaged in the exploration and production business for a much longer time than we have. Such companies may be able to pay more for leases on oil and natural gas properties and exploratory prospects, as well as to define, evaluate, bid for or purchase a greater number of properties and prospects than our financial or human resources would permit. We will be required to maintain and enhance our ability to conduct our operations, to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Competition among oil and gas companies for favorable oil and natural gas prospects can be expected to continue. It is anticipated that the cost of acquiring oil and natural gas properties may increase appreciably.

In the area of capital formation, we compete for investor capital in the public and private equity markets with other oil and gas companies, as well as companies from other industries. We also compete with a number of other companies which offer interests in drilling partnerships with a wide range of investment objectives and program structures. Competition for investment capital from both public and private sources is intense. Our business plan requires that we continue to raise capital for drilling and acquisition activities. Our ability to attract investment capital cannot be assured.

Competition from Alternative Energy Sources. Substantially all of our reserves are natural gas reserves. Natural gas competes with coal, oil, propane, butane, nuclear power and other fuels in the heating and energy generation markets. Numerous factors, all difficult to predict, affect the relative desirability or demand at any point in time for any given fuel. The extent to which public or legislative initiatives to develop and use alternative fuels will, in the future, affect the demand for oil or natural gas cannot be predicted at this time.

Industry Conditions. In recent decades, there have been periods of worldwide over-production and under-production of hydrocarbons as well as periods of increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil and natural gas has placed pressures on prices and has resulted in dramatic price fluctuations.

Shut-In Wells and Curtailed Production. In the past, production from oil and natural gas wells (particularly natural gas wells) in many geographic areas of the United States had been curtailed due to lack of market demand, and it is possible that such curtailments may resume in the future. Therefore, it is possible that our wells may have to be shut-in or that oil or gas produced from the wells may have to be sold at less than favorable prices. Production also may be delayed or wells shut-in in the event there is difficulty in securing markets for production, logistical problems develop in the transportation of natural gas from the wells or there are title problems associated with the drill sites. Although it is anticipated that a substantial amount of natural gas from our Ohio wells will be sold to our affiliated Pipeline Operating Partnership, the agreement regarding the gathering and marketing of natural gas between Energy Search and the Pipeline Operating Partnership governing such arrangement will not protect Energy Search from market or price risks.

General Regulation. Oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects our profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, because such rules and regulations frequently are amended or interpreted, we are unable to predict the future cost or impact of complying with such laws.

State Regulation. Natural gas and oil operations are regulated by an agency of state government in every state of the United States. Many state authorities require permits for drilling operations, drilling bonds and reports concerning operation and impose other requirements relating to the exploration and production of oil and gas. Some states also have statutes or regulations addressing conservation matters, including provisions for the pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations also may limit the rate at which oil and gas can be produced from certain properties. In Ohio and West Virginia, where most of our natural gas and oil properties are located, such regulation is by the Ohio Department of Natural Resources and the West Virginia Division of Environmental Protection Office of Oil and Gas, respectively. Each of these agencies has been granted broad regulatory and enforcement powers which are likely to create additional financial and operational burdens on natural gas and oil operations like those of Energy Search. Ohio and West Virginia also have in place other pollution and environmental control laws which have become increasingly burdensome in recent years.

Federal Regulation. Our sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. In the past, the federal government has regulated the prices at which oil and natural gas can be sold. While sales by producers of natural gas, and all sales of oil and natural gas liquids currently can be made at uncontrolled market prices, Congress could reenact price controls in the future.

In recent years, FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order 636, issued in April 1992, and its progeny, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide transportation separate or "unbundled" from their sales service, and require that pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas supplies. In many instances, the result of Order No. 636 and related initiatives has been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.

Environmental Regulation. Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend likely will continue. These laws and regulations may

•	require the acquisition of a permit or other authorization before construction or drilling commences;
•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;
•	limit or prohibit construction, drilling and other activities on certain lands lying within wilderness, wetlands and other protected areas;
•	require remedial measures to mitigate pollution from former operations such as plugging abandoned wells; and
•	impose substantial liabilities for pollution resulting from our operations.

The permits required for various aspects of our operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violators are subject to civil and criminal penalties or injunction. Energy Search management believes that we are in substantial compliance with current applicable environmental laws and regulations, and that we have no material commitments for capital expenditures to comply with existing environmental requirements. To date, we have received no material notice of violation or complaint concerning our compliance with federal, state or local environmental laws. Changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us in the future, and thus we are unable to predict the ultimate cost and effects of such continued compliance.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and comparable state statutes impose strict, joint and several liability on certain classes of persons who are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a disposal site or sites where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at the site. Under CERCLA such persons or companies may be liable for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs allegedly caused by the hazardous substances released into the environment. The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize imposition of substantial civil and criminal penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting our operations impose clean-up liability relating to petroleum and petroleum-related products. In addition, although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

We have acquired leasehold interests in numerous properties that for many years have produced oil and natural gas. Although we believe that the previous owners of these interests used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Notwithstanding our lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact us.

The Federal Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of our operations, we are required to maintain such permits or meet general permit requirements. The Environmental Protection Agency ("EPA") has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. We believe that we will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on us.

Risks Associated with Investment in Energy Search

No Assurance of Public Market; Possible Volatility of Common Stock, and Series A Warrant Prices; Disclosure Relating to Low-Priced Stock. Prior to the IPO, there was no public trading market for Energy Search common stock or Series A Warrants. Since January 24, 1997, Energy Search's Units, common stock and Series A Warrants have been traded on the Nasdaq SmallCap Stock Market under the symbols "EGASU," "EGAS," and "EGASW," respectively. The EGASU Units no longer exist. There can be no assurance that a trading market for our common stock and Series A Warrants will be sustained. The absence of a trading market may render an investor unable to liquidate his or her investment in Energy Search. The trading price for the common stock and Series A Warrants may be significantly affected by such factors as the operating results of Energy Search, the United States and global economic conditions and various other factors generally affecting the oil and gas products industry. Additionally, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for small and emerging growth companies. These extreme fluctuations, which often have been unrelated to the operating performance of any particular company or to any group of companies, may adversely affect the market price of our common stock and Series A Warrants. Energy Search Units, common stock and Series A Warrants have also been approved for listing on the Boston Stock Exchange under the symbols "EYS.U," "EYS," and EYS.WS.A," respectively. The EYS.U Units no longer exist. If, at any time, our securities are not quoted on a stock exchange, our securities could become subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934. The penny stock rules apply to companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers do not trade "penny stocks" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.

Dividend Policy. We have not paid or declared any cash dividends with respect to our common stock, nor do we anticipate any such payments or declarations in the foreseeable future. Any future dividends will be declared at the discretion of our Board of Directors and will depend, among other things, on our earnings, if any, our financial requirements for future operations and growth, and such other factors as we may then deem appropriate. Prospective investors should not rely on the receipt of dividends in the near future or at any time in the future when evaluating the merits of an investment in our securities. See "Dividend Policy."

Dilution. The principal shareholders of Energy Search have acquired common stock at a cost per share that is substantially less than that at which we sold the common stock included in the Units to investors in the IPO. In the event that we issue additional common stock in the future, including shares that may be issued upon the exercise of the Series A Warrants, upon the conversion of any 9% redeemable convertible preferred stock issued by Energy Search, or upon issuance of common stock to pay dividends on our 9% preferred stock in the event our registration statement concurrently filed with the SEC goes effective, common stockholders may experience further dilution in the net tangible book value per share of the common stock of Energy Search.

Current Prospectus and State Blue Sky Registration Required to Exercise Series A Warrants. Holders of Series A Warrants will be able to exercise them only if a current Prospectus relating to the common stock underlying the Series A Warrants is then in effect and only if the purchase of such common stock is qualified for sale or exempt from qualification under the applicable securities laws of the state in which such purchaser resides. Although we have agreed to take all necessary steps to maintain the effectiveness of a current registration statement covering the purchase of the common stock, Series A Warrants and the qualification of the purchase of our common stock under applicable state securities laws, there can be no assurance that we will be able to obtain or, if obtained, to maintain the effectiveness of such registration statement or such state qualification. The value of the Series A Warrants may be greatly reduced if a current registration statement covering the common stock issuable upon the exercise of the Series A Warrants is not kept effective or if such common stock is not qualified or exempt from qualification in the states in which the holders of the Series A Warrants reside. A current registration statement also must be kept effective for the resale of common stock and Series A Warrants.

Potential Adverse Effect of Redemption of Series A Warrants. The Series A Warrants are subject to redemption by Energy Search at a price of $.05 per warrant under certain conditions at least 30 days prior written notice. If the Series A Warrants are redeemed, warrant holders will lose their right to exercise the Series A Warrants except during such 30-day redemption period. Upon receipt of a notice of redemption, Series A Warrant holders would be required to:

(1)	Exercise the Series A Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so;

(2)	Sell the Series A Warrants at the then market price, if any, when they might otherwise wish to hold the Series A Warrants; or

(3)	Accept the redemption price, which is likely to be substantially less than the market value of the Series A Warrants at the time of the redemption.

See "Description of Securities--Series A Warrants."

Warrants to Representatives. At completion of the IPO, we sold to the managing underwriters (the "Representatives"), for nominal consideration, Representatives' Warrants to purchase 100,000 Units. To the extent that the Representatives' Warrants are exercised, they would have a dilutive effect on the percentage of outstanding shares held by common stockholders. The exercise of the Representatives' Warrants may occur at a time when we might be able to obtain additional equity capital on terms more favorable than those provided by the Representatives' Warrants.

Use of Proceeds

We intend to use the proceeds of any Series A Warrants that may be exercised for general operating purposes. These purposes include the development and drilling up of oil and gas properties as well as the selective acquisitions of oil and natural gas properties, acquisitions of other companies engaged in the same business as Energy Search, or acquisitions of assets or businesses which Energy Search considers to be complimentary to our core businesses. As of the date of this Prospectus, no specific assets or businesses have been identified for acquisition. There can be no assurance that all or any portion of the Series A Warrants will be exercised.

Dividend Policy

Energy Search has never paid, cash dividends on our common stock. We have no current plans to change this policy. We intend to retain all earnings to support our operations and future growth. The payment of any future dividends will be determined by Energy Search board of directors based upon our earnings, financial condition and cash requirements, possible restrictions in future financing agreements, business conditions and other relevant factors. See "Risk Factors--Risks Associated with Investment in Securities--Dividend Policy."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This amended Prospectus contains statements that are not historical facts. These statements are called "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words. Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including:
•	The impact that the following factors can have on our business and the energy resource industry in general:

(1)

lack of product diversity: our reliance on natural gas could place us at a disadvantage with respect to our competitors that are more diversified; this situation could arise if, for example, natural gas prices fell while other energy commodity prices rose;

(2)

lack of geographical diversity: due to our concentration in the Appalachian Basin, we are susceptible to regional factors that may place us at a disadvantage relative to our competitors; these regional factors include: regional disasters, such as tornadoes, floods and wind storms; or particularly harmful changes in state or local laws;

(3)

changes in competition and pricing environments: if competition increases in segments of the energy resource industry, larger companies with greater capital reserves and greater diversification may have more options at their disposal for handling increased competition than we do; and

(4)

potential negative side effects stemming from our shift away from our joint ventures with affiliated drilling partnerships: as a result of this shift, our capitalization strategies have evolved, and our current strategy necessarily involves pitfalls that we, being relatively new to this type of capitalization, may fail to recognize due to lack of experience.

•	The timing and extent of our success in discovering, acquiring, developing and producing natural gas and oil resources.

•	Risks incident to the drilling and operation of natural gas and oil wells.

•	Changes in future production development costs.

•

Regulatory issues in the securities sector: unforeseen or harsh regulations have the potential of harming Equity Financial, our wholly owned subsidiary; these changes can therefore impact us indirectly.

•

Inaccuracies inherent in modern methods of estimating underground reserves: differences between these estimates and the actual amount of reserves could impair any plans or forecasts that we made based on the estimates.

•

Changes in existing energy resource industry laws or the introduction of new laws, regulations or policies that could affect our business practices: these laws, regulations or policies could impact the energy industry as a whole, or could impact only those portions of the energy resource industry in which we are currently active, for example, laws regulating natural gas; in either case, our profitability could be injured due to an industry-wide market decline or due to our inability to compete with other energy resource industry companies that are unaffected by these laws, regulations or policies.

•	Changes in environmental regulations: these laws could be harmful if they:

(1)	impact the energy resource industry as a whole, causing market decline;

(2)	impact those segments of the economy upon which we rely heavily, such as natural gas; or

(3)	are concentrated in regions within which we conduct a large percentage of our business, such as the Appalachian Basin.

•

Changes in economic conditions, including changes in interest rates, financial market performance and the energy resource industry: these types of changes can impact the economy in general, resulting in a downward trend that impacts not only our business, but all energy resource industry companies; or, the changes can impact only those parts of the economy upon which we rely in a unique fashion, including, by way of example:

(1)	Economic factors that affect our credit financing relationship with Southern Producer Services, L.P.

(2)

Prices of relevant commodities: these prices can, of course, be affected not only by matters outside of our control, but also by matters entirely outside of the control of the United States, such as actions of the Organization of Petroleum Exporting Countries.

(3)	Commodity price shifts: we utilize a natural gas price hedging tactic; however, we may still be sensitive to price fluctuations despite these efforts.

(4)	Economic factors that may affect the success of the acquisition strategy that we pursued in 1999.

(5)	Factors that we have discussed in previous public reports and other documents filed with the Securities and Exchange Commission.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this amended Prospectus. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although we believe that the forward-looking statements contained in this amended Prospectus are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this amended Prospectus are expressly qualified in their entirety by the cautionary statements contained in this section and you are cautioned not to place undue reliance on the forward-looking statements contained in this amended Prospectus. In addition to the risks listed above, other risks may arise in the future, and we disclaim any obligation to update information contained in any forward-looking statement.

Overview

We are an independent oil and gas company organized as a Tennessee corporation in 1990 and engaged in and focused exclusively on the exploration, development, production and acquisition of natural gas properties and, to a limited extent, oil in the Appalachian Basin. We initially drilled wells primarily for affiliated drilling partnerships and retained only a small portion. During the last several years, we have grown primarily through opportunistic acquisitions of Appalachian properties for our own account, the roll-up of affiliated drilling partnerships and the subsequent drilling development, exploitation and exploration of these properties, resulting in significant increases in our reserves and production. In 1999, approximately 90% of our production was natural gas.

In January 1997, we shifted our focus from being primarily a driller-operator for limited partnerships in which we took a small working interest to an independent energy company developing reserves for our own account. Management believes that this strategic shift has begun to improve our financial condition and results of operations. Daily net paid production for 1999 was approximately 3.6 MMcfed and current production exceeds 6.0 MMcfed.

Our future growth is expected to be driven by development, exploitation and controlled exploration drilling on our existing properties and the continuation of an opportunistic acquisition strategy in the Appalachian Basin region. We have over 400 developmental well sites to drill on existing leasehold acreage. Most of these sites are located in fields with established production histories.

In June of 1999, we entered into a credit financing transaction with Southern Producer Services, L.P. of Houston, Texas. This SPS Credit Facility has a credit limit of $30,000,000, upon which $21,846,358 was drawn down as of March 31, 2000. The SPS Credit Facility is collateralized by a first lien on all of our oil and natural gas properties. Interest is payable at 11% per annum and Southern Producer receives a 3% overriding royalty interest on all of our oil and gas production. We pay interest only on the SPS Credit Facility until July of 2000, at which time certain principal payments become due under an amortization schedule. We have used the proceeds of the SPS Credit Facility principally to retire approximately $8,769,776 in bank debt, to acquire oil and gas properties and to fund the drilling of our wells in Ohio and West Virginia. The SPS Credit Facility is accompanied by a preferred gas marketing arrangement whereby Southern Producer has the first option to purchase and market all natural gas produced from our wells, provided it can do so on purchase terms no less favorable than we could obtain marketing our own natural gas.

In connection with the SPS Credit Facility, we granted 100,000 common stock purchase warrants to Southern Producer. These warrants are exercisable at any time until June 23, 2004 at an exercise price of $6.50 per warrant share, subject to downward adjustment if we issue stock in a transaction for less than $6.50 per share, in which case the exercise price will be the same as the lower issue price. We must issue additional warrants to Southern Producer to prevent dilution if we split our stock, declare a stock dividend, recapitalize our company, engage in a business combination or issue new common stock in any other transaction.

In March of 2000, we closed the purchase of approximately 6,500 acres of oil and gas properties from Cabot Oil & Gas Corporation. The property is contiguous to our existing field in Raleigh County, West Virginia and includes 45 producing wells and related gas gathering equipment. We estimate this acquisition will increase production approximately 500 Mcfe per day. We funded the purchase of these properties with proceeds from our Southern Producer credit facility. The effective date of this purchase was January 1, 2000. In connection with this financing, we issued 105,000 shares of common stock to Southern Producer.

In January 2000, we retained the investment banking firm of McDonald Investments Inc., to explore strategic alternatives to maximize shareholder value.

In a transaction completed in February 2000, we issued 15,000 shares of our 9% redeemable convertible preferred stock to limited partners in the Energy Search Natural Gas 1998 L.P., which owned interests in various producing oil and gas properties located in southeastern Ohio. We operate all of the wells involved with this partnership. This partnership has been liquidated and dissolved.

We have, pursuant to the terms of a restructuring plan set forth in a confidential disclosure memorandum dated March 3, 2000, amended the partnership agreements for the Energy Search Natural Gas 1997 L.P. and the Energy

Search Natural Gas 1997-A L.P. to offer investor partners 9% redeemable convertible preferred stock at $4.00 per share, subject to adjustment, in exchange for their partnership interests. In connection with this transaction, we are offering up to 114,123 shares of our 9% redeemable convertible preferred stock. Currently, we have accepted subscriptions for 101,125 shares.

Financial Condition

Fiscal Year 1999

Total assets increased $8,864,518 or 35.4% from December 31, 1998 to December 31, 1999 primarily due to an increase of $475,828 in current assets, a net increase in oil and gas properties of $9,553,937 and after an offsetting decrease in other assets of $1,165,247.

Current assets for the year ended December 31, 1999 increased $475,828 to $2,142,684, or a 28.5% increase compared to current assets for the year ended December 31, 1998. The increase in current assets is due primarily to the existence of a restricted cash account of $834,217 and after an offsetting decrease in cash of $187,871 to $407,878 or 31.5% for the year ended December 31, 1999. Under the terms of the SPS Credit Facility, we were required to establish a restricted cash account, which is maintained by Southern Producer. All oil and gas revenue proceeds and amounts from any loans are deposited to this account. We may submit requests for reimbursement from the bank for certain operating expenses and principal and interest payments twice a month. Accounts receivable decreased $199,339 from the amount reported for the year ended December 31, 1998 to $781,542 for the year ended December 31, 1999 or 20.3%. The decrease is due primarily to an increase in the oil and gas revenue accrual and other receivables of approximately $423,000 and after an offsetting decrease of approximately $622,000 related to the agreement with Southern Producer which currently is purchasing approximately 60% of our natural gas revenue. This purchase has reduced the collection period from 45 to 60 days in prior years to approximately 30 days at December 31, 1999. Other current assets increased $28,821 from the amount reported for the year ended December 31, 1998 to $119,047 or 31.9% for the year ended December 31, 1999 due primarily to an increase in prepaid expenses of $12,700 and inventory of $16,100.

Net oil and gas properties for the year ended December 31, 1999 increased $9,553,937 to $29,818,697 or 47.2% from the amount reported at December 31, 1998. The increase is primarily a result of continued successful drilling activity for our own account, and our purchase of oil and gas lease interests in proven properties. Oil and gas properties are depreciated and depleted by the units of production method using estimates of proven reserves. Accumulated depreciation, depletion and amortization at December 31, 1999 increased approximately $2,257,270 to $6,725,182 or 50.5% from the amount reported at December 31, 1998. The increase is due primarily to the increase in the capitalized cost of oil and gas properties and an increase in depletion rates. Proven properties, both tangible and intangible, are provided for on the units of production basis using estimates of proven reserves. The estimates of proven reserves are adjusted annually to the proven reserves as determined by our independent petroleum engineers, Wright & Company, Inc. See "--Results of Operations" for further discussion.

Proven properties for the year ended December 31, 1999 increased $8,114,041 to $21,279,899 or 61.6% from the amount reported at December 31, 1998. The increase is primarily due to our purchase of oil and gas lease interests in proven properties of approximately $2,562,262, our purchase of a 1% working interest in nine of our wells and the rights to purchase working interests in future wells for approximately $225,000 and the cost of drilling wells of $5,326,779.

In 1998 we began to implement a consolidation strategy which involved acquiring the oil and gas reserves held by certain affiliated drilling partnerships for cash or our stock based on an independent valuation. The strategy is beneficial because it allows us to consolidate the ownership of wells we operate and also should eliminate the administrative burden of managing and administrating affiliated drilling partnerships. We continued to implement this strategy through 1999 as discussed in the following paragraphs.

In a transaction completed in October of 1999, with an effective date of January 1, 1999, we purchased fractional working interests in 93 gross producing oil and natural gas wells located in southeastern Ohio from certain of our affiliated drilling partnerships and others. The affiliated drilling partnerships involved were the Natural Gas/Tax Credit 1993 L.P., the Natural Gas/Tax Credit 1993-A L.P., the Natural Gas/Tax Credit 1994 L.P, the Natural

Gas/Tax Credit 1994-A L.P., the Natural Gas/Tax Credit 1995 L.P. and the Natural Gas/Tax Credit 1995-A L.P. All of the wells involved in this transaction were operated by and owned jointly with us. Since the purchase, the six affiliated drilling partnerships have been liquidated and dissolved. We paid an aggregate purchase price of $708,948, which included $504,815 in our common stock (229,955 shares) and $204,133 in cash.

Effective December 31, 1999, we issued an aggregate of 428,520 shares of 9% redeemable convertible preferred stock, $4.00 par value, to limited partners in the Energy Search Natural Gas Pipeline Income L.P. (the "Pipeline Income Partnership") in consideration for exchange of their partnership interests. The Pipeline Income Partnership owned a substantial interest in the natural gas pipeline and gathering system, which services certain natural gas wells operated by us in southeastern Ohio. Management determined that we had an impairment in our receivable, which resulted from loans for extensions to the pipeline, and our investment in the pipeline and recorded an impairment loss of approximately $640,000. In recording the preferred stock issued to acquire the pipeline, management concluded that the preferred stock should be discounted from its face amount by $1,290,840 and recorded at a net amount of $423,240.

Effective December 31, 1999, we closed the acquisition of working interests in a total of 13 gross natural gas and oil wells owned by the Natural Gas/Tax Credit 1996 L.P. and the Natural Gas/Tax Credit 1996-A L.P. We issued an aggregate of 165,450 shares of 9% redeemable convertible preferred stock to acquire the interests from these partnerships. Management determined that we had an impairment in our receivable and our investment in the partnerships and recorded an impairment loss of approximately $50,000. In recording the stock issued to acquire the partnership's working interests, management concluded that the preferred stock should be discounted from its face amount by $476,800 and recorded at a net amount of $185,000.

We increased capital expenditures for drilling and well related equipment from December 31, 1998 to December 31, 1999 in the amount of $3,671,501. The increase is primarily a result of increased drilling in 1999 and the purchase of oil and gas assets. We have drilled 38 net gas wells and one coalbed methane wells during 1999. Our SPS Credit Facility should permit us to drill approximately 75 wells in 2000. In October of 1999, we closed the purchase of producing properties (99 wells) and certain undeveloped acreage located in Lawrence, Vinton and Gallia Counties, Ohio, from Mitchell Energy Corporation utilizing proceeds from the SPS Credit Facility. The effective date of this transaction was June 1, 1999.

Other assets for the year ended December 31, 1999 decreased $1,165,247 to $1,926,546 or 37.7% from the amount reported at December 31, 1998. This decrease is due primarily to a decrease in investments in related partnerships of $1,710,247 to $3,020 or 99.8%, and after offsetting increases in the deferred tax assets of $222,300 and other assets of $323,411.

The investments in related partnerships decreased $1,710,247 from the amount reported for the year ended December 31, 1998 to $3,020 or 99.8% for the year ended December 31, 1999. This decrease is due primarily to impairment charges of $688,663 and the transfer of $979,179 of investments to proved properties due to the affiliated drilling partnership consolidations. Other assets increased $323,411 from the amount reported for the year ended December 31, 1998 to $528,191 or 157.9% for the year ended December 31, 1999 primarily due to the capitalization of net loan costs of $336,000 for the new SPS Credit Facility.

Total liabilities increased $10,859,809 or 122.3% from December 31, 1998 to December 31, 1999 due primarily to an increase in long-term debt of $8,596,655. In June 1999 we entered into the SPS Credit Facility which has an aggregate credit limit of $30,000,000. The SPS Credit Facility is secured by a pledge of all of our oil and gas assets. At December 31, 1999, we had borrowed approximately $18,019,344 against the SPS Credit Facility. See "--Cash Flows from Operations, Investing and Financing Activities" for further discussion.

Current liabilities increased $2,263,154 to $3,442,238 or 191.9% from December 31, 1998 to December 31, 1999. The increase primarily is due to an increase of $1,790,966 in the current portion of long-term debt to $2,337,373. The current portion of long-term debt increased approximately $2,268,600 due to the SPS Credit Facility, $6,700 for the SunTrust note payable, and decreased $484,400 due to the retirement of the Bank One debt. Accounts payable and accrued expenses increased $472,188 to $1,104,865 at December 31, 1999, an increase of 74.6%. See "--Liquidity and Capital Resources" for further discussion.

Long-term debt increased $8,596,655 from the amount reported at December 31, 1998 to $16,300,024 or 111.6% for the year ended December 31, 1999 primarily due to the SPS Credit Facility of approximately $15,750,700, notes payable to our officers of $180,000 and after offsetting decreases in the long-term debt portion due to the retirement of the Bank One debt of approximately $7,265,400 and a decrease in the long-term debt portion of the SunTrust note payable of approximately $68,600. Under their employment agreements, Messrs. Torrey, Cooper and Remine were entitled to certain rights and working interests in wells drilled and to be drilled by us. We purchased all existing working interests as well as all rights to participate in any future wells for a total of $225,000. We paid the purchase price to these officers by issuing three promissory notes of $75,000 each, which bear interest at 10% per annum. Any unpaid principal on these notes is due December 31, 2001.

Three Months Ended March 31, 2000

Total assets increased $3,018,111 or 8.9% from December 31, 1999 to March 31, 2000 primarily due to an increase of $225,007 in current assets, a net increase in oil and gas properties of $2,609,252 and an increase in other assets of $183,852.

Current assets for the three-month period ended March 31, 2000 increased $225,007 to $2,367,691, or a 10.5% increase compared to current assets for the year ended December 31, 1999. The increase in current assets is due primarily to the increase in cash (unrestricted and restricted) of $93,102 or 7.5%. Under the terms of the SPS Credit Facility, we were required to establish a restricted cash account, which is maintained by Southern Producer. All oil and gas revenue proceeds and amounts from any loans are deposited to this account. We may submit requests for reimbursement from Southern Producer for certain operating expenses and principal and interest payments twice a month. Accounts receivable increased $148,382 from the amount reported for the year ended December 31, 1999 to $929,924 for the three-month period ended March 31, 2000 or 19.0%. The increase is due primarily to a net increase in the oil and gas revenue accrual due to an increase in oil and gas production and an increase in the average oil and gas prices that we received. Other current assets decreased $16,477 from the amount reported for the year ended December 31, 1999 to $102,570 or 13.8% for the three-month period ended March 31, 2000 due to a decrease in prepaid expenses.

Net oil and gas properties for the three-month period ended March 31, 2000 increased $2,609,252 to $32,427,949 or 8.75% from the amount reported at December 31, 1999. The increase is primarily a result of continued successful drilling activity for our own account, and our purchase of oil and gas lease interests in proven properties. Oil and gas properties, both tangible and intangible, are depreciated and depleted by the units of production method using estimates of proven reserves. Accumulated depreciation, depletion and amortization at March 31, 2000 increased approximately $762,258 to $7,487,440 or 11.3% from the amount reported at December 31, 1999. The increase is due primarily to the increase in the capitalized cost of oil and gas properties and an increase in depletion rates.

In 1998, we began to implement a consolidation strategy which involved acquiring the oil and gas reserves held by certain affiliated drilling partnerships for cash or our stock based on an independent valuation. The strategy is beneficial because it allows us to consolidate the ownership of wells we operate and also should eliminate the administrative burden of managing, administrating, and in some cases, supporting the affiliated drilling partnerships. All of the 16 prior affiliated drilling partnerships have been or are in the process of being liquidated.

Proven properties for the three-month period ended March 31, 2000 increased $1,976,364 to $23,256,263 or 9.3% from the amount reported at December 31, 1999. The increase is primarily due to our purchase of producing properties from Cabot Oil & Gas Corporation of approximately $826,000, the cost of drilling wells of approximately $709,000 and the capitalization of certain company costs directly related to the drilling of our wells of approximately $379,000. These costs are related to the four wells drilled in the first quarter of 2000 and the costs of wells drilled in the fourth quarter of 1999 (five wells) and completed in the first quarter of 2000.

We increased capital expenditures for drilling and well-related equipment from December 31, 1999 to March 31, 2000 in the amount of $1,317,221. The increase is primarily due to our purchase of well equipment from Cabot Oil & Gas Corporation for approximately $874,000 and the cost of drilling and completing wells of approximately $443,000. We drilled four net gas wells in the first quarter of 2000.

Other assets for the three-month period ended March 31, 2000 increased $183,852 to $2,110,398 or 9.5% from the amount reported at December 31, 1999. This decrease is due primarily to a decrease in other property and equipment of approximately $17,000 to $270,118 or 5.9% due to current year depreciation, and an increase in other assets of approximately $202,000 due to the capitalization of net loan costs of approximately $214,000, the cost of financing the purchase of oil and gas properties from Cabot Oil & Gas Corporation as discussed above.

Total liabilities increased $3,441,435 or 17.4% from December 31, 1999 to March 31, 2000 due primarily to an increase in long-term debt of $3,722,013. In June 1999 we entered into the SPS Credit Facility which has an aggregate credit limit of $30,000,000. The SPS Credit Facility is secured by a pledge of all of our oil and gas assets. At March 31, 2000, we had borrowed approximately $21,846,358 against the credit facility. See "--Cash Flows from Operations, Investing and Financing Activities" for further discussion.

Current liabilities decreased $280,578 to $3,161,660 or 8.2% from December 31, 1999 to March 31, 2000. The decrease primarily is due to a decrease in accounts payable and accrued expenses of $263,758 to $841,107 at March 31, 2000, a decrease of 23.9%. See "--Liquidity and Capital Resources" for further discussion.

Long-term debt increased $3,722,013 from the amount reported at December 31, 1999 to $20,022,037 or 22.8% for the three-month period ended March 31, 2000 primarily due to the advances on the SPS Credit Facility of approximately $3,827,000, and after an offsetting decrease in notes payable to our officers of $105,000. Under their employment agreements, Messrs. Torrey, Cooper and Remine were entitled to certain rights and working interests in wells drilled and to be drilled by us. We purchased all existing working interests as well as all rights to participate in any future wells for a total of $225,000. We paid the purchase price to these officers by issuing three promissory notes of $75,000 each, which bear interest at 10% per annum. We paid each officer a principal payment of $35,000 in the first quarter of 2000. Any unpaid principal on these notes is due December 31, 2001.

Results of Operations

Fiscal Year 1999

For the year ended December 31, 1999 we had a net loss after tax of $3,227,976, compared to a net loss after tax of $394,428 for the year ended December 31, 1998.

For the year ended December 31, 1999, total net revenues increased $488,300 or 14.3% from $3,420,498 for the same period in 1998 to $3,908,798 due primarily to an increase in oil and gas revenue and after an offsetting decrease in turnkey revenue, management fees and other revenue.

Oil and gas revenue increased $793,895 to $3,391,770 for the year ended December 31, 1999, an increase of 30.6% over the amount reported for the year ended December 31, 1998 principally due to an increase in oil and natural gas production and an increase in the average oil and gas prices that we received. Average daily net oil production increased 193.1% from approximately 21.6 Bbls per day in 1998 to approximately 63.3 Bbls per day in 1999 primarily due to the purchase of producing properties from Mitchell Energy Corporation with an effective date of June 1, 1999. The average price realized per Bbl of oil during 1999 was $19.73, an increase of 68.1% versus the average price of $11.74 in 1998. Natural gas production increased 13.8% from 2.9 MMcf per day in 1998 to 3.3 MMcf per day in 1999 primarily due to the increase in the number of company wells drilled and the acquisitions of proven properties. Average natural gas prices realized increased approximately 3.3% from $2.41 per Mcf in 1998 to $2.49 per Mcf in 1999.

Given the SPS Credit Facility, the resulting aggressive drilling activity and the recent acquisitions, management anticipates continued growth in oil and gas revenues. The continued growth of our oil and gas revenues and reserves will depend on future drilling success, access to capital and the pricing of our primary commodity product, natural gas.

Management fees for the year ended December 31, 1999 decreased $74,486 to $71,100, a decrease of 51.2% over that reported as of December 31, 1998. This decrease is a result of our purchase of the working interests owned by certain affiliated drilling partnerships in 1998 and 1999. Currently, all of the 16 prior affiliated drilling partnerships have been or are in the process of being liquidated by us. Management fees are derived from services provided to affiliated drilling partnerships, and we expect management fees to continue to decrease.

For the year ended December 31, 1999, we did not recognize net turnkey revenue compared to the $67,312 recognized for the year ended December 31, 1998. Net turnkey revenue is drilling profit recognized upon the drilling to total depth of wells in affiliated drilling partnerships. We did not sponsor an affiliated drilling partnership in 1999 and do not intend to do so in 2000. In 1998, we drilled to total depth and recognized gross revenue of approximately $115,200, one gross well, for the 1998 affiliated drilling partnerships, and recognized turnkey expenses of approximately $47,900.

Other revenue decreased $163,797 for the year ended December 31, 1999, a decrease of 26.9% over the amount reported for the same period in 1998. This decrease is due primarily to a decrease in the gas transportation revenue earned by us. In 1998, we charged certain wells a transportation fee for gas flowing through our pipeline system. Effective in the third quarter of 1998, we eliminated the transportation fee. For the year ended December 31, 1999, we recognized no gas transportation revenue compared to gas transportation revenue of approximately $107,000 for the year ended December 31, 1998.

The decrease in other revenue also is due to a decrease in the gross operating commission revenue earned by Equity Financial for the year ended December 31, 1999 of approximately $6,500 to $457,202, a decrease of 1.4% over the amount reported for the same period in 1998. The decrease primarily is a result of Equity Financial having reduced its number of affiliates that generate commissions. For the year ended December 31, 1999, Equity Financial had a net loss of approximately $30,200. We cannot predict whether Equity Financial will be profitable in 2000. If it is not profitable at year end 2000, management will evaluate the continued viability of Equity Financial.

Interest income decreased approximately $20,900 during the year ended December 31, 1999 compared to the same period in 1998 due to the decrease in our interest-bearing cash balances.

Total operating expenses increased $3,328,241 to $7,293,286 or 83.9% for the year ended December 31, 1999 over the amount reported for the year ended December 31, 1998 primarily due to an increase in depreciation, depletion and amortization, impairment charges, general and administrative expenses and interest expense.

Production expenses increased $311,763 to $972,799 or 47.2% over the amount reported in 1998 primarily due to the larger number of wells that we now operate. On a Mcfe basis, production expenses increased 21.3% from $0.61 per Mcfe in 1998 to $0.74 per Mcfe in 1999. Depreciation, depletion and amortization expense increased $959,581 or 61.8% due primarily to our larger number of wells and increased production of net wells that we now own, which results in increased depletion rates for proved properties. Exploration expenses decreased $151,568 or 74.8% due to a decrease in dry hole costs and the completion of a project in 1998 implementing new technology for exploration and development of our reserves and well database.

Operating expenses for 1999 also include $688,663 in impairment charges reflecting the effect of the impairment recognized as a result of the affiliated partnership roll-up transactions completed in the fourth quarter of 1999. In recording these acquisitions, management concluded that the combined receivables from and investments in the partnerships were impaired. Management believes that the impairment charges are an isolated expense related to specific events in 1999. General and administrative expenses increased $853,287 to $2,010,177 or 73.8% for the year ended December 31, 1999 compared to the amounts reported for the year ended December 31, 1998. This increase primarily is a result of a decrease in the amount of general and administrative expenses capitalized to proved properties in 1999 and an increase in wages and salaries.

The increase in interest expense during 1999 reflects the increase in debt as a result of the Southern Producer credit facility.

Other income and expense changed from a net expense of $85,481 for the year ended December 31, 1998 to a net expense of $68,088 for the year ended December 31, 1999. The change primarily is a result of a decrease in the income of affiliated drilling partnerships of $71,141 and an offsetting decrease in affiliated drilling partnership reimbursements of $88,534. We expect this trend to continue because all of the 16 prior affiliated drilling partnerships have been or are in the process of being liquidated by us.

The income tax benefit decreased from a benefit of $235,600 for the year ended December 31, 1998 to a benefit of $224,600 for the year ended December 31, 1999. Management believes that the time horizon for the realization of the deferred tax asset has become less certain and will not report additional deferred tax asset until the certainty is clarified. The income tax benefit recognized in 1999 was reduced by the recognition of a valuation allowance for deferred tax assets of $1,100,600.

Three Months Ended March 31, 2000

For the three-month period ended March 31, 2000 we had a net loss after tax of $616,092, compared to a net loss after tax of $223,679 for the three-month period ended March 31, 1999.

Total net revenues increased $816,848 or 105.0% from $778,244 for the three-month period ended March 31, 1999 to $1,595,092 for the three-month period ended March 31, 2000 due primarily to an increase in oil and gas revenue and other revenue and after an offsetting decrease in management fees.

Oil and gas revenue increased $823,726 to $1,451,410 for the three-month period ended March 31, 2000, an increase of 131.2% over the amount reported for the three-month period ended March 31, 1999. The increase in revenue is principally due to our significant investments in and our development of proved properties which has resulted in an increase in oil and natural gas production and an increase in the average oil and gas prices that we received. Net paid production increased 74.2% from approximately 3.1 MMcfed for the three-month period ended March 31, 1999 to 5.4 MMcfed for the same period in 2000. Average natural gas prices realized increased approximately 30.9% from $2.23 per Mcfe for the three-month period ended March 31, 1999 to $2.92 per Mcfe for the same period in 2000.

Given the credit facility, the resulting aggressive drilling activity and the recent acquisitions, management anticipates continued growth in oil and gas revenues. The continued growth of our oil and gas revenues and reserves will depend on future drilling success, access to capital and the pricing of our primary commodity product, natural gas.

Management fees for the three-month period ended March 31, 2000 decreased $19,800 to $3,200, a decrease of 86.1% over that reported for the same period in 1999. This decrease is a result of our purchase in 1999 of the working interests owned by certain affiliated drilling partnerships. Currently, all of the 16 prior affiliated drilling partnerships have been or are in the process of being liquidated by us. Management fees are derived from services provided to affiliated drilling partnerships, and we expect management fees to continue to decrease.

We did not sponsor an affiliated drilling partnership in 1999 and do not intend to do so in 2000.

Other revenue increased $12,922 for the three-month period ended March 31, 2000, an increase of 10.1% over the amount reported for the same period in 1999. The increase in other revenue is due to an increase in the gross operating commission revenue earned by Equity Financial for the three-month period ended March 31, 2000 of approximately $7,418 to $128,313, an increase of 6.1% over the amount reported for the same period in 1999. For the three-month period ended March 31, 2000, Equity Financial had a net income of approximately $23,649 compared to a net loss of $9,749 for the three-month period ended March 31, 1999. The increase in net income is due to a decrease in operating expenses a result of Equity Financial having reduced its number of registered representatives and the related commission expense. We cannot predict whether Equity Financial will continue to be profitable in 2000. If it is not profitable at year end 2000, management will evaluate the continued viability of Equity Financial.

Interest income increased approximately $3,466 during the three-month period ended March 31, 2000 compared to the same period in 1999 due to the increase in our interest-bearing cash balances.

Total operating expenses increased $1,135,630 to $2,211,184 or 105.6% for the three-month period ended March 31, 2000 over the amount reported for the same period in 1999. The increase in operating expenses is primarily due to an increase in production costs, depreciation, depletion and amortization, general and administrative expenses and interest expense.

Production expenses increased $287,788 to $384,354 or 298.0% for the three-month period ended March 31, 2000 over the amount reported for the same period in 1999 primarily due to the larger number of wells that we now operate. We now operate approximately 290 more wells at March 31, 2000 than we operated at March 31, 1999 as a result of aggressive drilling activity and acquisitions.

Depreciation, depletion and amortization expense increased $413,363 or 106.5% for the three-month period ended March 31, 2000 over the amount reported for the same period in 1999 primarily due to our larger number of wells and increased production of net wells that we now own, which results in increased depletion rates for proved properties. Exploration expenses increased $9,245 or 59.1% over the amount reported at March 31, 1999.

General and administrative expenses increased $56,690 to $471,808 or 13.7% for the three-month period ended March 31, 2000 compared to the amount reported for the same period in 1999. This increase primarily is a result of an increase in professional fees, advertising fees, wages and salaries and after an offsetting decrease in the amount of general and administrative expenses capitalized to proved properties in the first three months of 2000.

The increase in interest expense during the first three months of 2000 reflects the increase in debt as a result of the Southern Producer credit facility.

There was no other income and expense recognized in the first quarter of 2000 compared to a net expense of $22,369 for the three-month period ended March 31, 1999. The change primarily is a result of a decrease in the income of affiliated drilling partnerships of $5,347 and an offsetting decrease in affiliated drilling partnership reimbursements of $27,716. We expect this trend to continue because all of the 16 prior affiliated drilling partnerships have been or are in the process of being liquidated by us.

There was no income tax benefit or expense recognized in the first quarter of 2000 compared to an income tax benefit of $96,000 for the three-month period ended March 31, 1999. Management believes that the time horizon for the realization of the deferred tax asset has become less certain and will not report additional deferred tax asset until the certainty is clarified. The income tax benefit recognized in 1999 was reduced by the recognition of a valuation allowance for deferred tax assets of $1,100,600.

Cash Flow from Operations, Investing and Financing Activities

Fiscal Year 1999

We provided $488,217 of net cash flow from operating activities for the year ended December 31, 1999 and $244,823 of net cash flow from operating activities for the same period in 1998. Cash was absorbed by a loss of $3,227,976 for the year ended December 31, 1999 and a loss of $394,428 for the year ended December 31, 1998. These amounts are adjusted for certain non-cash items including depreciation, depletion and amortization of $2,511,266 for the year ended December 31, 1999 and $1,551,685 for the year ended December 31, 1998, which have been added to net income in arriving at net cash used by operating activities. The amounts also are adjusted for an increase in the deferred tax asset of $222,300 for the year ended December 31, 1999 and $235,600 for the year ended December 31, 1998, which has reduced net income in arriving at net cash used by operating activities. Other non-cash items which have been added to net income in arriving at net cash flow from operating activities for the year ended December 31, 1999 are impairment charges of $688,663 and stock compensation expense of $190,939. Cash was provided by a decrease in accounts receivable of $136,187 for the year ended December 31, 1999 and $139,876 for the year ended December 31, 1998, due to a decrease in the oil and gas revenue receivable. Cash was used by an increase in other current assets of $28,821 and provided by a decrease in other assets of $4,286 and an increase in accounts payable and accrued expenses of $472,188 for the year ended December 31, 1999. Cash was provided by a decrease in other current assets of $1,444 and used by an increase in other assets of $29,760 and a decrease in accounts payable and accrued expenses of $724,071 for the year ended December 31, 1998.

Cash flows used for investing activities decreased from $10,099,654 for the year ended December 31, 1998 to $9,478,062 for the year ended December 31, 1999. The primary investment activities for the year ended December 31, 1999 were purchases of proven properties of $5,738,412, purchases of wells and related equipment of $3,679,425, purchases of other property and equipment of $80,162 and purchases of other oil and gas leases of

$25,665. The primary investment activities for the year ended December 31, 1998 were purchases of proven properties of $6,839,114, purchases of wells and related equipment of $3,256,434, purchases of other property and equipment of $30,951, contributions to affiliated drilling partnerships of $34,510 and purchases of other oil and gas leases of $15,651. The cash flow from investing activities were distributions from affiliated drilling partnerships of $45,602 for the year ended December 31, 1999 and $77,006 for the year ended December 31, 1998.

Cash flows from financing activities increased $1,437,927 from the amount reported at December 31, 1998 to $9,636,191 for the year ended December 31, 1999. The significant sources of financing activities in 1999 were proceeds of $1,020,000 from the Bank One credit facility, before payoff with the proceeds of the SPS Credit Facility in June of 1999, and the funding of the Southern Producer credit facility in the amount of $18,019,344. The Southern Producer funds were used to retire our existing debt with Bank One in the amount of $8,769,776, to pay accrued interest expense and other expenses to Bank One in the amount of approximately $54,967, to fund the purchase of producing properties from Mitchell Energy Corporation and to fund operations and developmental drilling on oil and gas properties in Ohio and West Virginia in the amount of approximately $9,194,601. See "--Liquidity and Capital Resources" for further discussion. The other significant uses of cash flows from financing activities were the payments on long-term debt of $61,947 for the year ended December 31, 1999 and $166,780 for the year ended December 31, 1998, retirement of Bank One debt of $8,769,776 discussed above and payments on notes payable of $45,000 to each of Messrs. Torrey, Cooper and Remine. The notes payable to these officers were for their 1% working interests or rights to working interests in company wells. Other uses of cash flows from financing activities were the payment of loan issue costs of $422,899 for the year ended December 31, 1999 and the payment of dividends on preferred stock of $86,895 for the year ended December 31, 1999 and $17,601 for the year ended December 31, 1998.

The primary source of financing activities for the year ended December 31, 1998 was from the expansion of long-term debt in the amount of $7,599,093 and the net proceeds from the sale of preferred stock in the amount of $847,707. The majority of these funds were used for the development of our Beaver Lease and Churchtown Lease areas, enhancement efforts and development of the Simmons field, the purchase of oil and gas wells and associated leases and equipment from Viking Resources Corporation and the purchase of working interests and overriding royalty interests from certain individuals and the affiliated drilling partnerships.

Three Months Ended March 31, 2000

We used $291,657 of net cash flow from operating activities for the three-month period ended March 31, 2000 and provided $58,807 of net cash flow from operating activities for the same period in 1999. Cash was absorbed by a loss of $616,092 for the three-month period ended March 31, 2000 and a loss of $223,679 for the three-month period ended March 31, 1999. These amounts are adjusted for certain non-cash items including depreciation, depletion and amortization of $801,402 for the three-month period ended March 31, 2000 and $388,039 for the same period in 1999, which have been added to net income in arriving at net cash used by operating activities. The amounts also are adjusted for an increase in the deferred tax asset of $96,000 for the three-month period ended March 31, 1999, which has increased the net loss in arriving at net cash provided by operating activities. Cash was used by an increase in accounts receivable of $148,382 for the three-month period ended March 31, 2000 due to an increase in the oil and gas revenue receivable. Cash was provided by a decrease in other current assets of $16,477 and used by an increase in other assets of $4,072 and a decrease in accounts payable and accrued expenses of $340,990 for the three-month period ended March 31, 2000. Cash was provided by a decrease in accounts receivable of $58,299 and used by an increase in other current assets of $13,534 and other assets of $30,605, and a decrease in accounts payable and accrued expenses of $18,366 for the three-month period ended March 31, 1999.

Cash flows used for investing activities increased from $643,073 for the three-month period ended March 31, 1999 to $3,316,833 for the three-month period ended March 31, 2000. The primary investment activities for the three-month period ended March 31, 2000 were purchases of proven properties of $1,916,364, purchases of wells and related equipment of $1,317,221, purchases of other property and equipment of $5,438 and purchases of other oil and gas leases of $77,925. The primary investment activities for the three-month period ended March 31, 1999 were purchases of proven properties of $537,128, purchases of wells and related equipment of $114,772 and purchases of other property and equipment of $5,708. The cash flow from investing activities were distributions from affiliated drilling partnerships of $16,014 for the three-month period ended March 31, 1999 and $115 for the three-month period ended March 31, 2000.

Cash flows from financing activities increased $3,462,412 from the amount reported at March 31, 1999 to $3,701,592 for the year ended March 31, 2000. The significant sources of financing activities in 1999 were proceeds of $270,000 from the Bank One credit facility, before payoff with the proceeds of the SPS Credit Facility in June of 1999. The significant source of financing activities in 2000 were the funding of the Southern Producer credit facility in the amount of $3,827,014. The Southern Producer funds were used to fund the purchase of producing properties from Cabot Oil & Gas Corporation and to fund operations and developmental drilling on oil and gas properties in Ohio and West Virginia. See "Liquidity and Capital Resources" for further discussion. The other significant uses of cash flows from financing activities were the payments on long-term debt of $16,821 for the three-month period ended March 31, 2000 and $14,184 for the three-month period ended March 31, 1999 and payments on notes payable of $35,000 to each of Messrs. Torrey, Cooper and Remine. The notes payable to these officers were for their 1% working interests or rights to working interests in company wells. Other uses of cash flows from financing activities were the payment of loan issue costs of $3,601. Other uses of cash flows from financing activities were the payment of stock issuance costs of $16,636 for the three-month period ended March 31, 1999.

Liquidity and Capital Resources

Our primary source of funds has been from borrowing against the SPS Credit Facility. The proceeds from these sources have been used to fund our operations, acquisitions and developmental drilling activities in the southeastern Ohio and Southern West Virginia areas.

We intend to fund budgeted capital expenditures in 2000 primarily from cash flow from operations and borrowings. We have in place with the SPS Credit Facility with a credit limit of $30,000,000 and upon which $21,846,358 was drawn down as of March 31, 2000. The SPS Credit Facility is collateralized by a first lien on all of our oil and natural gas properties. Interest is payable at 11% per annum and Southern Producer receives a 3% overriding royalty interest on all of our oil and gas production. Southern Producer also received warrants to purchase 100,000 shares of our common stock at $6.50 per share. The SPS Credit Facility is accompanied by a preferred gas marketing arrangement which gives Southern Producer the first option to purchase and market all natural gas produced from our wells, provided it can do so on purchase terms no less favorable than we could obtain if we marketed our own natural gas.

We also have a note payable to SunTrust Bank with an outstanding principal balance of $421,232 as of March 31, 2000. The note is collateralized by non oil and gas equipment, payable in monthly installments of principal and interest at 7.75% per annum, with unpaid principal balance due December 5, 2003. We are subject to various loan covenants in connection with our credit facilities including requirements on tangible net worth, working capital, debt to tangible net worth, limits on partnership subsidies, restrictions on payment of dividends and general and administrative expenses.

We do not anticipate that we will realize any funds by the sponsoring of an affiliated drilling partnership in 2000.

We have experienced and expect to continue to experience substantial working capital requirements due primarily to our active exploration and development programs.

We believe that cash flow from operations and borrowings under existing or contemplated additional credit facilities should allow us to implement our present business strategy in 2000. If sufficient capital resources are not available to us, our drilling of new wells and property development activities would be substantially reduced.

Effects of Commodity Pricing and Inflation

Our revenues, profitability, future growth and ability to borrow funds or obtain additional capital, and the carrying value of our properties, substantially depend on prevailing prices of natural gas and oil. We cannot predict future natural gas and oil price movements. Declines in prices received for natural gas and oil may harm our financial condition, liquidity, ability to finance capital expenditures and results of operations. Lower prices also may impact the amount of reserves we can economically produce. If the price of natural gas and oil increases (decreases), there could be a corresponding increase (decrease) in the operating cost that we are required to bear for operations, as well as an increase (decrease) in revenues. Recent rates of inflation have had a minimal effect on us.

Environmental and Other Regulatory Matters

Our business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, natural gas and oil, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years. Although we believe we substantially comply with all applicable laws and regulations, the requirements imposed by laws and regulations may change. We cannot predict the ultimate cost of compliance with these requirements. Our business, financial condition and results of operations would be harmed if we do not meet environmental requirements. Compliance with applicable governmental laws and regulations has not materially harmed our earnings or competitive position to date. Future regulations may add to the cost of, or limit, drilling activity.

Description of Business

General

Energy Search, Incorporated was organized as a Tennessee corporation in 1990. We are an independent oil and natural gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties primarily in the Appalachian Basin. In 1999, 90% of our production was natural gas. Beginning in January 1997, we shifted our focus from drilling primarily for Tennessee limited partnerships which we sponsored ("affiliated drilling partnerships") to developing reserves for our own account. As a result of this shift, our daily net paid production averaged approximately 3.6 million cubic feet equivalent per day ("MMcfed") in 1999, and currently exceeds 6.0 MMcfed. We drilled 38 net wells and one coalbed methane well in 1999, and four net wells in the first quarter of 2000.

According to the 1999 year-end reserve report prepared by Wright & Company, Inc., our independent certified petroleum engineers, as of December 31, 1999 we had proven natural gas reserves of 63.6 billion cubic feet of gas equivalent ("Bcfe") with a pre-tax present value of proved natural gas and oil reserves discounted at the rate of 10% per year ("SEC PV-10") of approximately $59,700,000. Proven reserves have increased 45.2% for 1999 compared to the amount reported for 1998 as a direct result of successful drilling and acquisitions. SEC PV-10 proven reserve value has increased 93.8% for 1999 compared to 1998 due to our proven reserve growth and an increase in the price of the natural gas and oil commodities. We expect our future growth to be driven by development, exploitation and controlled exploration drilling on our existing properties and the continuation of an opportunistic acquisition strategy in the Appalachian Basin region. We drill primarily developmental wells and, on occasion, step out or exploratory wells to develop new areas.

We presently focus our operations entirely in the Appalachian Basin. The Appalachian Basin is characterized by shallow natural gas formations, which historically have provided for highly predictable drilling success rates. We currently enjoy economic completion of over 90% of all wells drilled. In addition, because wells drilled in the Appalachian Basin are closer to the large demand centers in the northeastern United States, natural gas from this area typically commands a premium price relative to natural gas produced in areas such as the Gulf Coast and Mid-Continent regions of the United States. In 1999, we had an approximate .35¢ per Mcf positive premium to the NYMX Henry Hub quote.

Throughout the 1990s, we drilled an average of approximately 25 to 35 wells per year. Until February of 1997, substantially all of our wells were drilled in joint ventures with affiliated drilling partnerships which raised over $40,000,000 in investor capital and were syndicated primarily by our subsidiary, Equity Financial Corporation, a member of the National Association of Securities Dealers, Inc. The affiliated drilling partnerships participated primarily in development drilling in Washington, Athens and Meigs Counties, Ohio. We have drilled over 200 wells with affiliated drilling partnerships. We did not sponsor an affiliated drilling partnership in 1999 and do not expect to sponsor any in 2000 or the foreseeable future.

In 1998 we began to implement a consolidation strategy which involved acquiring the oil and gas reserves held by our affiliated drilling partnerships for cash or our common and preferred stock. In April 2000, we acquired the assets of the final two partnerships. Therefore, we have consolidated the ownership of wells we operate and eliminated the administrative burden of managing and administrating these partnerships.

During the last 24 months, we have grown primarily through developmental drilling and opportunistic acquisitions of Appalachian properties for our own account and the subsequent development, exploitation and exploration of these properties. The drilling and acquisition activities have substantially increased our reserves and production. In June of 1999, we entered into a $30,000,000 credit facility with Southern Producer Services, Ltd., of Houston, Texas. This facility replaced our previous bank credit facility and is available to fund future drilling and acquisitions.

Management's business plan currently anticipates drilling approximately 75 wells in 2000 using net cash flow, additional debt from the Southern Producer credit facility and, perhaps, proceeds of future equity offerings. Management believes it can efficiently maintain the planned level of drilling activity in the foreseeable future. Management plans to continue drilling and development activities primarily for our own account which should enable us to expand activities and operations. Management believes this plan should result in the continued growth of our proved natural gas and oil reserves, net cash flow and shareholder value. If our revenues and net cash flows grow, we intend to expand drilling activities and continue to evaluate and execute natural gas and oil property acquisitions.

Recent Acquisitions

Effective January 1, 1999, we acquired fractional working interests in various producing oil and natural gas wells located in southeastern Ohio from certain affiliated drilling partnerships and other fractional working interest owners. The affiliated drilling partnerships involved were known as the Natural Gas/Tax Credit 1993 L.P., the Natural Gas/Tax Credit 1993-A L.P., the Natural Gas/Tax Credit 1994 L.P., the Natural Gas/Tax Credit 1994-A L.P., the Natural Gas/Tax Credit 1995 L.P. and the Natural Gas/Tax Credit 1995-A L.P. All of the wells involved in this transaction were operated by and owned jointly with us. Since the acquisition, the six affiliated drilling partnerships have been liquidated and dissolved. As consideration for these acquisitions, we issued 245,480 shares of our common stock and paid $204,133 in cash, which was funded with proceeds from our credit facility with Southern Producer Services, L.P. of Houston, Texas. In connection with the transaction we issued an additional 1,119 shares to a non-employee.

Effective June 1, 1999, we closed the purchase of producing properties, totaling 99 wells, and certain undeveloped acreage located in Gallia, Lawrence and Vinton Counties, Ohio, from Mitchell Energy Corporation utilizing proceeds from our Southern Producer credit facility.

In October 1999, we, as managing general partner of Energy Search Natural Gas Pipeline Income L.P., amended the limited partnership agreement for that partnership. The amendment expanded the limited liquidity feature to allow us, at our discretion, to offer securities to limited partners in the partnership in exchange for their limited partnership interest. Under this new provision of the partnership agreement, we offered exclusively to limited partners in the partnership up to 428,520 shares of 9% redeemable convertible preferred stock at an exchange value of $4.00 per share. The offering was substantially completed by December 31, 1999, and we ultimately issued 428,520 shares of the preferred stock to the limited partners.

Effective December 31, 1999, we closed the acquisition of working interests in a total of 13 gross natural gas and oil wells owned by the Natural Gas/Tax Credit 1996 L.P. and the Natural Gas/Tax Credit 1996-A L.P. We issued an aggregate of 165,450 shares of 9% redeemable convertible preferred stock to acquire the interests from these partnerships.

In January 2000, we retained the investment banking firm of McDonald Investments Inc., to explore strategic alternatives to maximize shareholder value.

In a transaction completed in February 2000, we issued 15,000 shares of our 9% redeemable convertible preferred stock to limited partners in the Energy Search Natural Gas 1998 L.P., which owned interests in various producing oil and gas properties located in southeastern Ohio. We operate all of the wells involved with this partnership. This partnership has been liquidated and dissolved.

In March of 2000, we closed the purchase of approximately 6,500 acres of oil and gas properties from Cabot Oil & Gas Corporation. The property is contiguous to our existing field in Raleigh County, West Virginia and includes 45 producing wells and related gas gathering equipment. We estimate this acquisition will increase production approximately 500 Mcfe per day. We funded the purchase of these properties with proceeds from our Southern Producer credit facility. The effective date of this purchase was January 1, 2000. In connection with this financing, we issued 105,000 shares of common stock to Southern Producer.

We have, pursuant to the terms of a restructuring plan set forth in a confidential disclosure memorandum dated March 3, 2000, amended the partnership agreements for the Energy Search Natural Gas 1997 L.P. and the Energy Search Natural Gas 1997-A L.P. to offer investor partners 9% redeemable convertible preferred stock at $4.00 per share, subject to adjustment, in exchange for their partnership interests. In connection with this transaction, we are offering up to 114,123 shares of our 9% redeemable convertible preferred stock. Currently, we have accepted subscriptions for 101,125 shares.

Business Strategy

Our objective is to maximize shareholder value by growing reserves, production, cash flow and earnings through active development of existing properties and through the opportunistic acquisition of Appalachian properties with underexploited value. Fundamental to this objective is our focus on the Appalachian Basin region and our foundation of experienced technical personnel strengthened by a high level of financial and transactional experience.

Geographic and Natural Gas Focus. We focus on natural gas in the Appalachian Basin. Unlike many exploration and production companies, we concentrate on one region and are one of only a few publicly traded pure Appalachian Basin natural gas producers. We believe this region remains attractive for future development, exploration and acquisition activities due to:

•	significant reserve potential
•	a well developed company infrastructure of gathering systems and pipelines
•	premium pricing and economics

This geographic focus has enabled us to build and utilize a base of region-specific geological, geophysical, engineering and production expertise.

Management believes that natural gas is gaining popularity as a power source and should continue to increase market share relative to other fossil fuels due to its efficiency and environmental characteristics. Uses of natural gas include:
•	steam
•	process heat and co-generation for industrial uses
•	feedstock for chemicals used in fertilizer and gasoline production
•	electric generation
•	residential and commercial heating

In addition, we believe that deregulation of certain sectors of the natural gas industry, which has resulted in lower prices for natural gas, may increase market demand.

Management believes that natural gas in the Appalachian Basin enjoys favorable economics. The Appalachian Basin has a price advantage over the Gulf Coast and other natural gas producing regions given its proximity to the primary markets on the east coast.

Acquisition of Properties with Underexploited Value. Our acquisition strategy is to purchase Appalachian Basin natural gas properties from large independent companies and major oil companies. These properties provide opportunities to increase reserves, production and cash flow through development and exploitation drilling and lease operating expense reduction. We use in-house landmen and a network of relationships in the region to discover acquisitions that are not widely advertised. We believe that our standing and reputation in the region have prompted other companies to approach us for potential acquisitions.

Focus on Development and Exploitation with Controlled Exploration. We integrate our reservoir and production engineering expertise with our geological interpretation abilities to enhance our exploration and production business. Our ability to integrate geophysics with detailed geology, reservoir engineering and production engineering allows us to identify multiple development and exploratory prospects in mature producing fields that previous operators did not identify and to identify unexploited multiple horizon wells. We have assembled a multi-year inventory of development, exploitation and exploratory drilling opportunities in the Appalachian Basin. Most of the properties comprising this inventory are located in fields that have established production histories. Based on our experience on these properties and on independent reports from our petroleum engineers, we believe these properties could yield significant additional recoverable reserves.

Control of Operations. We operate and maintain a majority working interest position in each of our core properties. Consequently, we can control directly all aspects of drilling, completion and production. In addition, we seek to maintain a low cost overhead structure by controlling the timing of the development of our properties. By operating producing wells, we believe that we are well positioned to control the expenses and timing of development and exploitation of these properties and better manage cost reduction efforts.

Integration. In addition to maintaining operational control of drilling activities, we operate and significantly control the majority of the gas gathering and pipeline systems in our fields through which our production is delivered to market. We believe that this integration has allowed us not only to improve overall margins on the sale of natural gas, but also avoid shut-ins, pressure problems and/or allocation problems sometimes experienced by using third party gathering systems. We actively examine additional integration possibilities for transmission, gathering and marketing of natural gas to continue this integration of our natural gas business.

Employment of Technology. We use advanced technology in development and exploration activities to reduce drilling risks and finding costs and to prioritize our drilling prospects based on return potential. Specifically, we use GeoGraphix for determining well location, mapping and possible viability of potential leases. GeoGraphix is a leading program used for mapping reserve geology and overall reserve evaluation. We also have a proprietary database of over 25,000 wells that we have integrated into GeoGraphix which has made the program a powerful planning tool. We have spent years developing this extensive proprietary database and have a full-time employee dedicated to accumulating and inputting data from our drilling experiences and from public and other records.

Offices and Employees

Our administrative offices are located at Suite 200, 280 Fort Sanders West Boulevard, Knoxville, Tennessee 37922. At this office, all executive management, financial, accounting and general administrative functions for us and our affiliated drilling partnerships are performed. Our main operations office is located at 217 Second Street, Marietta, Ohio. All geological, engineering and exploration and production activities are performed from the Marietta office.

Currently, we have 22 full-time and four part-time employees. As drilling production activities increase, we intend to hire additional technical, operational and administrative personnel as appropriate. None of our employees are represented by a labor union. We believe that our relations with employees are positive. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the area of drilling services, water hauling, acquisition of leases and lease options, construction, design, well-site surveillance, permitting and environmental assessment. We believe that this use of third-party service providers enhances our ability to contain general and administrative expenses.

Description of Property

Company Oil and Natural Gas Assets

As of December 31, 1999, we partially owned and operated approximately 632 gross wells (564 gross productive wells), 623 net (553 net productive wells) to us, and owned and operated approximately 229 miles of natural gas gathering systems. We have 190,119 gross acres, 183,691 net to us, of oil and natural gas leases in Ohio and West Virginia in the heart of the Appalachian Basin. For the year ended December 31, 1999, we had net average daily paid production of approximately 3.6 MMcfed. As of March 31, 2000, our net paid production of natural gas exceeded 6.0 MMcfed.

We have under lease approximately 17,000 lease acres (the "Beaver Lease") in Raleigh County, West Virginia. We plan to continue drilling the Beaver Lease for our own account and to exploit other similar opportunities in the area. We also have production on approximately 1,700 additional acres in Wood, Gilmer and Ritchie Counties, West Virginia.

In 1998 we acquired approximately 32,000 lease acres on which to develop coalbed methane gas in Raleigh County, West Virginia. We began recompletion operations in May 1999 and have drilled and/or recompleted a total of three coalbed methane wells in 1999 .

We have under lease approximately 60,000 acres of mostly contiguous property located in Fayette and Raleigh Counties, West Virginia. We began drilling this acreage in March 1999.

As a result of the Mitchell Energy Corporation acquisition, we acquired 99 wells and 18,072 developed gross acres, 17,714 developed net acres and 21,336 gross/net undeveloped acres, located in Gallia, Lawrence and Vinton Counties, Ohio. These properties consist of two producing fields, the Arabia Gas field and the Greasy Ridge Oil field. We began drilling in December 1999.

In March of 2000, we purchased approximately 6,500 acres of oil and gas properties from Cabot Oil & Gas Corporation. The property is contiguous to our existing field in Raleigh County, West Virginia and includes 45 producing wells and related gas gathering equipment.

We have acquired and currently own rights associated with a variety of leases in southeastern Ohio. The leases consist of "fields," for example the Simmons field, which is approximately 9,000 acres of oil and natural gas properties and the Bartlett and Torch fields, which are accumulations of many small lease tracts from individual owners into relatively contiguous field operation areas. Additionally, during 1999 we acquired, by way of a farm-in agreement, the operating rights relating to approximately 3,694 acres and a conventional oil and gas lease agreement embodying 2,903 acres. This acreage is located in proximity to the Simmons field. These areas are located in Athens, Meigs, Morgan and Washington Counties, Ohio.

Gas Gathering Systems. Throughout our various fields of operation in Ohio and West Virginia, we own and operate approximately 229 miles of pipeline and natural gas gathering systems. Substantially all of the wells that we drill and complete are connected to these natural gas gathering systems. The gas gathering systems collect the natural gas from the wells, with the majority sent through one or more compressor stations to enhance transportability and deliver it to interstate pipeline carriers.

Oil and Natural Gas Reserves

Our oil and natural gas reserves are located in Ohio and West Virginia. Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data indicate are reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and natural gas reserves are proved reserves that can be expected to be recovered through existing wells using existing equipment and operating methods. Proved undeveloped reserves are proved reserves expected to be recovered from new wells on undrilled acreage, or from existing wells at depths below the present bottom of the wells.

The following table summarizes information with respect to the estimated net proved oil and natural gas reserves as reviewed, evaluated and certified by Wright & Company, Inc., independent certified petroleum engineers, attributable to our interests in oil and natural gas properties as of December 31, 1999, 1998 and 1997.

The reserve amounts in the following tables represent well interests and reserves directly owned 100% by us. While we may own a separate percentage of the entire working interest in certain wells with an affiliated drilling partnership, the partnership's respective percentage ownership is separate and direct. No reserves included as owned by us are owned indirectly through any affiliated drilling partnership.

TOTAL ESTIMATED NET RESERVE QUANTITIES
	at December 31,
	1999	1998	1997
Company - Total
Total Proved Reserves:(1)
Oil (Bbls)	481,238	44,554	23,624
Natural Gas (Mcf)	60,747,920	43,493,054	30,609,977
Equivalent Bbls (BOE)(2)	10,605,891	7,293,396	5,125,287
Equivalent Mcf (Mcfe)(2)	63,635,348	43,760,378	30,751,721
Total Proved Undeveloped Reserves:(1)
Oil (Bbls)	257,067	--	--
Natural Gas (Mcf)(2)	35,027,540	27,502,100	19,417,960
Equivalent Bbls (BOE)(2)	6,094,990	4,583,683	3,236,327
Equivalent Mcf (Mcfe)(2)	36,569,942	27,502,100	19,417,960
Total Proved Developed Reserves:(1)
Oil (Bbls)	224,171	44,554	23,624
Natural Gas (Mcf)	25,720,380	15,990,954	11,192,017
Equivalent Bbls (BOE)(2)	4,510,901	2,709,713	1,888,960
Equivalent Mcf (Mcfe)(2)	27,065,406	16,258,278	11,333,761
_____________________

(1)	Reserves are net to our interest. Applicable royalties have been deducted from these volumes.
(2)	After conversion on the basis of 6.0 Mcf of natural gas to 1.0 barrel of crude oil.

We have not filed our estimated proved reserves with or included the information in reports to any federal agency.

Discounted Present Value of Future Net Revenues

The following table represents the estimated future net revenues and the present value of the future estimated net reserves discounted at a rate of 10% per year from our proved developed producing, proved developed non-producing and proved undeveloped reserves.

With respect to the table below, the estimated discounted present value of future net cash flows from proved oil and gas reserves is computed assuming a constant net price of $23.25 per barrel of oil and $3.25 per Mcf of natural gas for all fields except the Mitchell field acquired from Mitchell Energy, which is computed using a gas price of $3.00. For the fiscal year ended December 31, 1999, we received gross oil prices ranging from $9.38 to $23.50 per barrel and gross natural gas prices ranging from $1.65 to $3.47 per Mcf before royalties and gathering and transportation costs.

ESTIMATED DISCOUNTED PRESENT VALUE OF FUTURE NET
CASH FLOWS FROM PROVED OIL AND NATURAL AS RESERVES
	at December 31,
	1999	1998	1997

Company - Total
Proved Developed Producing
Oil (Bbl)	224,171	44,554	23,624
Natural Gas (Mcf)	20,367,120	14,589,660	7,475,526
Proved Developed Non-Producing
Oil (Bbl)	--	--	--
Natural Gas (Mcf)	5,353,260	1,401,294	3,716,491
Proved Undeveloped
Oil (Bbl)	257,067	--	--
Natural Gas (Mcf)	35,027,540	27,502,100	19,417,960

Estimated Future Net Cash Flows
Before Income Taxes
Proved Producing	$52,932,740	$30,863,380	$20,212,160
Proved Non-Producing	13,101,276	2,452,715	9,575,898
Proved Undeveloped	79,067,480	44,136,160	41,354,112
Total	$145,101,496	$77,452,255	$71,142,170

Estimated Future Net Cash Flows
Before Income Taxes Discounted at 10%
Proved Producing	$26,016,110	$15,852,520	$9,703,797
Proved Non-Producing	5,960,000	8,761,363	4,748,113
Proved Undeveloped	27,751,440	14,032,700	17,909,290
Total	$59,727,550	$30,761,583	$32,361,200

For additional information concerning the discounted future net cash flows to be derived from our reserves, see the Supplemental Information to Consolidated Financial Statements included in this amended Prospectus.

In accordance with applicable requirements of the Securities and Exchange Commission, estimates of our proved reserves and future cash flows are made using sales prices estimated to be in effect as of the date of the reserve estimates and are held constant throughout the life of the properties, except to the extent a contract specifically provides otherwise. Estimated quantities of proved reserves and future cash flows therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years.

There are numerous uncertainties inherent in estimating oil and natural gas reserves and their values, including many factors beyond the control of the producer. The reserve data set forth in this amended Prospectus represents estimates only. The significance of the estimates are highly dependent upon the accuracy of the assumptions upon which they were based. Reserve engineering and evaluation is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers and geologists often vary. In addition, estimates of reserves are subject to revision by the results of drilling, testing and production after the date of the estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. While we believe that reserve estimates in this amended Prospectus are reasonable, you should know that subsequent reservoir performance, the timing and success of future development drilling and changes in pricing structure or market demand will affect the reserve estimates.

In general, the volume of production from oil and gas properties declines as reserves are depleted. Unless we purchase properties containing proven reserves or conduct successful exploration and development activities, or both, our proven reserves will decline as reserves are produced. Our future oil and natural gas production is, therefore, highly dependent upon our level of success in purchasing or developing additional reserves.

Producing Wells

The following table contains information regarding our ownership of productive wells in Ohio and West Virginia as of December 31, 1999. For purposes of this table, productive wells are producing wells and wells capable of production. A gross well is a well in which we own a working interest. The number of gross wells is the total number of wells in which we own a working interest. A net well is considered to exist when the sum of the fractional ownership interests in gross wells equals one. The number of net wells is the sum of the fractional working interests which we own in gross wells expressed as whole numbers and fractions thereof.

The well amounts in the table below represent well interests directly owned 100% by us. While we may own a separate percentage of the entire working interest in certain wells with an affiliated drilling partnership, the partnership's respective percentage ownership is separate and direct. No well interests included as owned by us are owned indirectly through any affiliated drilling partnership.

PRODUCTIVE WELL SUMMARY
	Oil		Natural Gas		Total
Region	Gross	Net	Gross(1)	Net	Gross	Net

Ohio	45	45	464	453	509	498
West Virginia	1	1	54	54	55	55
Total	46	46	518	507	564	553
________________________

(1)	Of the wells reported, 329 gross wells had multiple completions or were producing from more than one geological formation.

Production Volumes, Average Prices and Production Costs

The following table lists certain information regarding the production volumes of, average sales prices received for, and average production costs associated with, our sales of oil and natural gas for the periods indicated.
	at December 31,
	1999	1998	1997
Net Production:
Oil (Bbls)	23,133	7,859	1,158
Natural Gas (Mcf)	1,186,863	1,045,201	321,264
Total (BOE)	220,943	182,059	54,702
Total (Mcfe)	1,325,661	1,092,355	328,212

Average Sales Price:
Oil ($/Bbl)	$19.73	$11.74	$18.06
Natural Gas ($/Mcf)	2.49	2.41	2.43

Average Production Lifting Cost:
($/Mcfe)(1)	$.74	$.61	$.84
____________________

(1)	Includes direct lifting costs, such as labor, repairs and maintenance, materials and supplies, and property and severance taxes.

The production volumes in the table above reflect net production volumes from our well interests after reduction for gas pipeline shrinkage and compressor use (approximately 7% of total gross production) and after reduction for landowner and overriding royalties (approximately 15% of production delivered for sale). The oil and gas sales amount in the Consolidated Statement of Operations included elsewhere in this amended Prospectus for the years presented represents the sale of oil and gas production actually delivered, after reduction for line shrinkage and compressor use, and sold for our account, excluding revenues payable to landowner and overriding royalty interests.

Development, Exploration and Acquisition Expenditures

The following table lists information regarding the costs we incurred in the development, exploration and acquisition activities on our Ohio and West Virginia properties during the periods indicated:
	Year Ended December 31,
	1999	1998	1997

Development Costs	$6,810,971	$6,607,991	$5,683,356
Exploration Costs	76,815	218,369	84,616
Property Acquisition Costs	3,221,780	4,560,556	1,535,173

Recent Drilling Activities

We have drilled or participated in the drilling of wells in our Ohio and West Virginia properties as listed in the table below for the periods indicated.
	Year Ended December 31,
	1999		1998		1997
	Gross	Net	Gross	Net	Gross	Net
Ohio
Development Wells
Oil	0.0	0.0	0.0	0.0	0.0	0.0
Natural Gas	21.0	21.0	16.0	15.7	8.0	3.8
Dry	2.0	2.0	0.0	0.0	0.0	0.0
Total	23.0	23.0	16.0	15.7	8.0	3.8

Exploratory Wells
Oil	0.0	0.0	0.0	0.0	0.0	0.0
Natural Gas	1.0	1.0	0.0	0.0	1.0	0.1
Dry	0.0	0.0	0.0	0.0	0.0	0.0
Total	1.0	1.0	0.0	0.0	1.0	0.1

West Virginia
Development Wells
Oil	0.0	0.0	0.0	0.0	0.0	0.0
Natural Gas	13.0	13.0	4.0	4.0	24.0	20.1
Dry	1.0	1.0	0.0	0.0	3.0	3.0
Total	14.0	14.0	4.0	4.0	27.0	23.1

Exploratory Wells
Oil	0.0	0.0	0.0	0.0	0.0	0.0
Natural Gas	1.0	1.0	0.0	0.0	1.0	1.0
Dry	0.0	0.0	0.0	0.0	0.0	0.0
Total	1.0	1.0	0.0	0.0	1.0	1.0

In the first quarter of 2000, we have drilled three wells and are in the process of drilling one well in southeastern Ohio, and are preparing several locations for drilling in Ohio and West Virginia.

Oil, Natural Gas and Coalbed Methane Leases

Leasehold Acreage. As of December 31, 1999, we owned or controlled oil and natural gas leasehold acres located in Ashtabula, Athens, Gallia, Lawrence, Meigs, Morgan, Tuscarawas, Washington and Vinton Counties, Ohio, and in Fayette, Gilmer, Ritchie, Wood and Raleigh Counties, West Virginia, and coalbed methane leasehold acreage in Raleigh County, West Virginia.

The following table lists information regarding our developed and undeveloped leasehold acreage as of December 31, 1999:

LEASEHOLD ACREAGE
	Developed		Undeveloped		Total
Region	Gross	Net	Gross	Net	Gross	Net

Ohio	48,005	47,441	31,194	31,194	79,199	78,635
West Virginia	20,039	19,635	90,881	85,421	110,920	105,056
Total	68,044	67,076	122,075	116,615	190,119	183,691

For purposes of the above table, developed acreage means acreage that is held by existing production, has no further drilling obligations or delay rentals due and embodies, in its aggregate, offsetting drilling locations.

Substantially all of our Ohio and West Virginia leases are subject to landowner royalties of 12.5% and, occasionally, subject to additional overriding royalty interests ranging from 1.8% to 10.5%. Thus, our net revenue interest in the Ohio and West Virginia leases generally ranges from 84.5% to 80.0%.

Legal Proceedings

          We are not the subject of any litigation. Nor do we have knowledge of any facts that we believe would result in litigation against us.

Management

The Company's Board of Directors currently consists of five directors, two of whom are standing for reelection. The Company's Charter and Bylaws provide that the Board of Directors shall be divided into three classes, with each class to be as nearly equal in number as possible. Each class of directors serves a term of office of three years, with the term of one class expiring at the annual meeting of shareholders in each successive year. The following table lists information regarding each director as well as our Vice President of Exploration and Development.
Name	Age	Position	Tenure with Company	Class and Term of Directors; Committees

Charles P. Torrey, Jr.	53	Chief Executive Officer, Director	Since its inception in 1990	Class III, Term expiring in 2001; nonvoting member of the Executive Management and Compensation Committee

Richard S. Cooper	50	President, Director, Legal Counsel	Since its inception in 1990	Class I, Term expiring in 2002

Robert L. Remine	51	Secretary, Treasurer, Director	Since its inception in 1990	Class II, Term expiring in 2000; nonvoting member of the Audit Committee; nominated for election to term expiring in 2003

John M. Johnston	40	Vice President - Exploration/Development	Since December 1993	n/a

Kim A. Walbe	54	Director	Since March 1997	Class II, Term expiring in 2000; Chairperson of the Executive Management and Compensation Committee and member of the Audit Committee; nominated for election to term expiring in 2003

Douglas A. Yoakley	45	Director	Since March 1997	Class I, Term expiring in 2002; Chairperson of the Audit Committee and member of the Executive Management and Compensation Committee

Biographical information as of April 24, 2000, is presented below for each person who is a director and nominees who are nominated for election as a director at the annual meeting of shareholders. Except as indicated all have had the same principal positions and employment for over five years.

Nominees for Election to Terms Expiring in 2003

Robert L. Remine (age 51), a certified public accountant, has been a director of the Company since its inception in 1990. Mr. Remine, a founder of the Company, has served as the Company's Secretary and Treasurer since 1990. Mr. Remine actively has participated in the syndication, capital formation, investment and management of over $50 million in oil and gas related programs for the Company. Mr. Remine is responsible for overview of all financial, tax and accounting matters of the Company. Mr. Remine is a registered securities representative, principal, director and secretary and treasurer of Equity Financial Corporation ("EFC"), a wholly owned subsidiary of the Company. EFC is a member of the National Association of Securities-Dealers and a registered broker-dealer with the Securities and Exchange Commission and in the states of Tennessee, Alabama, Georgia, Florida and Kentucky.

Kim A. Walbe (age 54) has been a director of the Company since March 1997. Mr. Walbe is an independent consultant supervising drilling and completion of wells in West Virginia, Virginia and Kentucky. Mr. Walbe prepares oil and gas reserve reports for wells in New York, Pennsylvania, West Virginia, Ohio, Kentucky and Virginia. Mr. Walbe also is involved in supervising acquisition quality control and interpretation of all forms of electric log data, including deviated well data. Mr. Walbe functions as well-site geologist in Kentucky, West Virginia and Virginia; evaluates leases in Ohio, Virginia, Pennsylvania, West Virginia, New York and Kentucky; interprets aerial photography and prepares geological structure maps from interpretations; prepares lineation/fracture/borehole television maps for Devonian Shale well site selection and prepares and delivers testimony in oil and gas litigation as an expert witness. Mr. Walbe is an Adjunct Professor of Geology at the University of Charleston. Mr. Walbe also has been a contract consultant since 1985 to the Gas Research Institute's Devonian Shale Program. Mr. Walbe is a member of the Appalachian Geological Society, American Institute of Professional Geologists, Society of Petroleum Engineers of A.I.M.E., Society of Professional Well Log Analysts and American Society for Photogrammetry and Remote Sensing.

Incumbent Director - Term Expiring in 2001

Charles P. Torrey, Jr. (age 53) has been a director of the Company since its inception in 1990. Mr. Torrey, a founder of the Company, has served as the Company's Chief Executive Officer since 1990. Mr. Torrey actively has participated in the syndication, capital formation, investment and management of over $50 million in oil and gas related programs for the Company. Mr. Torrey's current responsibilities for the Company include interfacing with capital markets, development of corporate growth strategies, capital formation and financial operations. Mr. Torrey is a registered securities representative, principal, director and president of EFC. In 1986, Mr. Torrey received his certification as a Certified Financial Planner from the College of Financial Planning, Denver, Colorado.

Incumbent Directors - Terms Expiring in 2002

Richard S. Cooper (age 50) has been a director of the Company since its inception in 1990. Mr. Cooper, a founder of the Company, has served as the Company's President responsible for all day to day operations since 1990. Mr. Cooper actively has participated in the syndication, capital formation, investment and management of over $50 million in oil and gas related programs for the Company. Mr. Cooper is licensed to practice law in the State of Tennessee and, before 1991, practiced business and real estate law in Knoxville, Tennessee.

Douglas A. Yoakley (age 45), a certified public accountant, has been a director of the Company since March 1997. Mr. Yoakley founded Pershing & Yoakley & Associates, a multi-specialty public accounting firm with over 100 employees in three offices, including Knoxville and Chattanooga, Tennessee and Clearwater, Florida. Mr. Yoakley is a member of the American Institute of Certified Public Accountants and the Tennessee Society of Certified Public Accountants. Mr. Yoakley serves as a director for The Philadelphians, Inc., Healthcare Horizons, Inc., Camel Manufacturing, Inc. and Clinical Laboratories, Inc.

Significant Employee

John M. Johnston (age 40) joined the Company as a petroleum geologist in December 1993 and became Vice President-Exploration and Development in January of 1996. Mr. Johnston specializes in subsurface geological analysis, reservoir engineering, wellsite geology, well completion design and supervision and production maintenance. Mr. Johnston also manages the use of advanced geologic (GeoGraphix) and reservoir engineering (GEMS) computer programs. Before joining the Company, from 1987 through December of 1993, Mr. Johnston served as manager of geology and reservoir engineering for Halwell Company, Inc. of Marietta, Ohio and senior geologist and project manager for Energy Omega, Inc. of Marietta, Ohio, an affiliate of Halwell Company, Inc. From 1981 through 1986, Mr. Johnston worked as a staff exploration geologist for Chevron U.S.A. and Gulf Oil Corp. Mr. Johnston presently is working on his thesis in connection with a Masters of Science Degree in Geology at the University of Cincinnati. Mr. Johnston was awarded a Chevron Fellowship, was a Marathon Oil Scholar and an Edmund J. James Scholar. Mr. Johnston is currently president of the Ohio Geological Society and a member of the board of directors of the Southeastern Ohio Oil and Gas Association. Mr. Johnston is a member of the American Association of Petroleum Geologists, the Society of Professional Well Log Analysts, the Ohio Geological Society and the Ohio Oil and Gas Association.

Board Committees and Meetings

The Company's Board of Directors has two standing committees: the Audit Committee and the Compensation Committee.

Audit Committee. The Audit Committee recommends to the Board of Directors the selection of independent accountants; approves the nature and scope of services to be performed by the independent accountants and reviews the range of fees for such services; confers with the independent accountants and reviews the results of the annual audit; reviews with the independent accountants the Company's internal auditing, accounting and financial controls; and reviews policies and practices regarding compliance with laws and conflicts of interest. Messrs. Yoakley (Chairman) and Walbe currently serve on the Audit Committee and Mr. Remine serves on the Audit Committee as a non-voting member. During 1999, the Audit Committee held one meeting.

Executive Management and Compensation Committee. The Executive Management and Compensation Committee (the "Compensation Committee") is responsible for recommending individuals to serve as officers, reviewing and recommending to the Board of Directors the timing and amount of compensation for the Chief Executive Officer and other key employees, including salaries, bonuses and other benefits. The Compensation Committee also is responsible for administering the Company's stock option and other equity-based incentive plans, recommending retainer and attendance fees for non-employee directors, reviewing for their adequacy and competitiveness compensation plans and awards as they relate to the Chief Executive Officer and other key employees and reviewing management's recommended annual budget and the Company's strategic plans. Messrs. Walbe (Chairman) and

Yoakley currently serve on the Compensation Committee and Mr. Torrey serves on the Compensation Committee as a non-voting member. During 1999, the Compensation Committee held three meetings.

The Board of Directors does not have a standing nominating committee. The Company will consider nominees for election to the Board of Directors submitted by shareholders. The Company's Charter provides that any shareholder entitled to vote generally in the election of directors may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given to the Secretary of the Company not less than 120 days before the date of notice of the meeting in the case of an annual meeting, and not more than seven days following the date of notice of the meeting in the case of a special meeting. Each such notice to the Secretary shall set forth: (a) the name, age, business address and residence address of each nominee proposed in the notice; (b) the principal occupation or employment of each nominee; (c) the number of shares of capital stock of the Company which are beneficially owned by each nominee; (d) a statement that the nominee is willing to be nominated; and (e) such other information concerning each nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominees.

During the Company's last fiscal year, the Board of Directors held seven regular meetings. Each of the directors attended 75% or more of the aggregate of (a) the total number of meetings of the Board of Directors and (b) the total number of meetings held by all committees of the Board of Directors on which each served (during the periods that each served).

Executive Compensation

Compensation Summary

The following Summary Compensation Table shows certain information concerning the compensation earned during the fiscal years ended December 31, 1999, 1998 and 1997 by the Chief Executive Officer of the Company and each executive officer who earned in excess of $100,000 and who served in positions other than Chief Executive Officer at the end of the last completed fiscal year:
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus (1)	Other Annual Compensation (2)	Number of Securities Underlying Options	All Other Compensation (3)

Charles P. Torrey, Jr. Chairman, Chief Executive Officer and Director	1999 1998(4) 1997	$202,248 194,775 180,000	$72,089 -- 52,500	$30,818 -- --	107,464 62,978 32,978	$6,607 5,622 6,052

Richard S. Cooper President and Director	1999 1998(4) 1997	202,248 194,775 180,000	72,089 -- 52,500	32,319 -- --	107,464 62,978 32,978	6,607 5,761 5,166

Robert L. Remine Secretary, Treasurer and Director	1999 1998(4) 1997	202,248 194,775 180,000	69,089 -- 52,500	29,614 -- --	104,764 62,978 32,978	6,607 7,946 7,875
__________________

(1)

Includes payments or accruals under the annual bonus program contained in each individual's employment agreement. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" for a description of an amendment to the employment agreements with regard to bonuses earned by each individual in 1999.

(2)

The compensation listed in this column for 1999 includes: (a) payments made by the Company for an automobile allowance of $12,000 to each of Messrs. Torrey, Cooper and Remine; and (b) payments made by the Company for 1997, 1998 and 1999 in lieu of individual life insurance policies as follows: $15,025 to Mr. Torrey, $15,792 to Mr. Cooper and $13,928 to Mr. Remine.

(3)	The compensation listed in this column for 1999 consisted of Company contributions to the accounts of the named executive officers under the Company's simplified employee pension plan.

(4)

Amounts reported for 1998 include the following number of options granted during 1998 which were subsequently canceled in connection with the Company's stock option exchange program effective January 1, 1999: Mr. Torrey - 30,000 options; Mr. Cooper - 30,000 options; and Mr. Remine - 30,000 options. These options were re-issued to the executive officers in 1999 at an exercise price of $4.50. Certain option grants reported for 1997 for each of the named executive officers (30,000 each) also were subsequently canceled effective January 1, 1999 in connection with the stock option exchange program.

Stock Options

The Company's stock option plans are administered by the Compensation Committee of the Board of Directors which has authority to determine the individuals to whom and the terms upon which options will be granted, the number of shares to be subject to each option and the form of consideration that may be paid upon the exercise of an option. The Board of Directors of the Company makes recommendations of stock incentive grants which the Compensation Committee will then consider.

The following tables list information regarding stock options granted to the named executive officers during the fiscal year ended December 31, 1999:

OPTION GRANTS IN LAST FISCAL YEAR
Individual Grants
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date

Charles P. Torrey, Jr.	986 13,500 30,000	0.7 9.5 21.1%	$4.50 4.50 4.50	July 20, 2004 September 21, 2004 November 17, 2004
Richard S. Cooper	986 13,500 30,000	0.7 9.5 21.1	4.50 4.50 4.50	July 20, 2004 September 21, 2004 November 17, 2004
Robert L. Remine	986 10,800 30,000	0.7 7.6 21.1	4.50 4.50 4.50	July 20, 2004 September 21, 2004 November 17, 2004
___________________

(1)

These represent options that were previously granted and have vested during 1999 under the Company's executive officer common stock purchase warrants program. All such options are exercisable for a term of five years after the vesting date.

AGGREGATED OPTION EXERCISES IN LAST FISCAL
YEAR AND FISCAL YEAR-END OPTION VALUES(1)
	Number of Securities Underlying Unexercised Options at Fiscal Year-End
Name	Exercisable	Unexercisable

Charles P. Torrey, Jr.	107,464	--
Richard S. Cooper	107,464	--
Robert L. Remine	104,764	--
__________________
(1)	No named executive officer exercised any stock options in 1999.

Employment Contracts and Termination of Employment and Change in Control Arrangements

Charles P. Torrey, Jr., Richard S. Cooper and Robert L. Remine. The Company has entered into employment agreements with Charles P. Torrey, Jr., the Company's Chairman and Chief Executive Officer, Richard S. Cooper, the Company's President, and Robert L. Remine, the Company's Secretary and Treasurer. Each of these employment agreements became effective January 1, 1997, continues for an initial term of five years and is subject to automatic annual renewal terms of one year each year thereafter. Base salary for each of the employment agreements is $180,000 per year, subject to an annual increase of at least 6% per year plus any additional amount that the Board of Directors may award. In addition, in each year in which the gross working interest revenue of the Company increases by at least 20% over its level in the preceding year, each of the employment agreements provides for a yearly performance bonus equal to 25% of the executive officer's base salary.

In December of 1998, the Board of Directors amended the employment agreements of Messrs. Torrey, Cooper and Remine as follows: each individual was entitled to a 1998 cash performance bonus of $47,500 pursuant to their respective employment agreements. In an effort to reduce corporate cash outlays for the Company, an alternative criteria was adopted for payment of the 1998 cash performance payable to Messrs. Torrey, Cooper and Remine. Accordingly, the employment agreements of each individual were amended to provide that: (i) the criteria for determining entitlement to the yearly performance bonus will be growth in Company oil and gas reserves rather than gross working interest revenue; and (ii) the 1998 cash performance bonus will be a $57,000 bonus which will be earned and payable at the sooner of (a) sale of substantially all of the assets of the Company or participation of the Company in a merger or other business combination in which the Company is not the surviving entity, or (b) the 1998 growth in oil and gas reserves benchmark is met and the Company oil and gas reserves for 1999 increase 10% over the prior year.

Messrs. Torrey, Cooper and Remine also were, pursuant to their respective employment agreements, entitled to acquire 1% of any Company well drilled in exchange for payment of 1% of the completion costs of any well selected. The value of the contractual right was estimated to be $75,000 per person. To maximize Company cash flow, management recommended and the Board adopted that the Company purchase from Messrs. Torrey, Cooper and Remine their working interest or right to working interest in Company wells described above for $75,000 payable interest only at the rate of 10% per annum with the principal due and payable at the earlier of three years or the date on which the Company is sold or merged in a transaction in which it is not the surviving entity. The Company made a principal payment of $15,000 and an interest payment of $8,125 to each individual as of December 31, 1999.

Under the employment agreements, Messrs. Torrey, Cooper and Remine also are entitled to receive the following: a nonaccountable automobile allowance of $1,000 per month and reimbursement of itemized fuel, cleaning and related expenses; a life insurance policy in the face amount of $500,000 (with the employee to name the beneficiary) provided the employee is insurable at standard rates (and if extra premiums are incurred to insure the life of the employee, the employee will be responsible for payment of such additional premiums or may accept such reduced death benefit as may be purchased for the cost of standard premiums); medical, health and hospitalization insurance as provided to other executive officers; participation in any bonus or profit-sharing plan, qualified salary deferral plan or pension plan now or in the future adopted by the Company; and three weeks paid vacation.

In the event of Messrs. Torrey's, Cooper's or Remine's termination of employment by the Company with or without cause, each is entitled to be paid a severance allowance equal to 24 months' salary (less amounts required to be withheld and deducted) plus any performance bonus, ratably apportioned. In the event any of Messrs. Torrey, Cooper or Remine are terminated without cause, such termination shall be preceded by 120 days advance written notice. No advance written notice is required to be given by the Company for a termination with cause.

Messrs. Torrey's, Cooper's and Remine's employment agreements each contain confidentiality provisions (generally requiring that all of the Company's confidential and proprietary data be kept confidential) and noncompetition provisions (generally providing that the employee will not directly or indirectly compete with the Company during the term of employment or for two years thereafter) for the benefit of the Company.

Compensation Committee Report on Executive Compensation

The Compensation Committee develops and recommends to the Board of Directors the compensation policies of the Company. The Compensation Committee also administers the Company's compensation plans and recommends for approval by the Board of Directors the compensation to be paid to the Chief Executive Officer and, with the advice of the Board of Directors, the other executive officers of the Company. The Compensation Committee consists of three directors, two of whom are not current or former employees of the Company or its subsidiary and one of whom is a non-voting member and the Company's Chief Executive Officer.

The basic compensation philosophy of the Compensation Committee is to provide competitive salaries as well as competitive incentives to achieve superior financial performance. The Company's executive compensation policies are designed to achieve three primary objectives:
•	Attract and retain well-qualified executives who will lead the Company and achieve and inspire superior performance;

•	Provide incentives for achievement of specific short-term individual and corporate goals; and

•	Align the interests of management with those of the shareholders to encourage achievement of continuing increases in shareholder value.

Executive compensation at the Company consists primarily of the following components: base salary and benefits; amounts paid (if any) under the annual bonus programs available to certain executive officers (see below); and participation in the Company's stock option and equity-based incentive plans. Each component of compensation is designed to accomplish one or more of the three compensation objectives described above.

Base Salary

To attract and retain well-qualified executives, it is the Compensation Committee's policy to establish base salaries at levels and provide benefit packages that the Compensation Committee believes to be competitive. Base salaries of executives may be determined in part by comparing each executive's position with similar positions in companies of similar type, size and financial performance. In general, the Compensation Committee has targeted salaries to be commensurate with base salaries paid for comparable positions in comparable size companies. Other factors that have been considered by the Compensation Committee are the executive's performance, the executive's current compensation and the Company's performance (determined by reference to growth revenues from Company oil and gas reserves). The 1999 average base salary of executives increased over the previous year's level as a result of a combination of factors, including improved individual performance, improved performance by the Company and increased responsibilities.

Annual Bonus Program

To provide incentives and rewards for achievement of short-term goals, the Company has entered into employment agreements with Messrs. Torrey, Cooper, Remine and John M. Johnston, the Company's Vice President-Exploration and Development, (the "Executives"). The employment agreements, in addition to providing for employment and base salary, were designed to provide the Executives with the opportunity for bonuses based on the performance of the Company (the "Annual Bonus Program"). The Annual Bonus Program contained in each employment agreement provides that in each year in which the Company's oil and gas reserves increase by at least 20% compared to the level in the preceding year, the Executives will receive a yearly performance bonus equal to 25% of the executive's base salary. Payment of a bonus to the Executives for a fiscal year under the Annual Bonus Program is entirely contingent upon achievement of the performance levels established by the Compensation Committee. The measure of corporate performance under the Annual Program exceeded the targeted level for 1998. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" for a description of a recent amendment to the payment terms of the Annual Bonus Program for 1998.

Discretionary Bonus Plans

In addition to bonuses paid based on corporate performance pursuant to the Annual Bonus Program, the Company also may pay annual incentive bonuses to employees based on individual performance goals. Bonuses based on individual performance will be paid on a discretionary basis, but, generally, only after the review and approval of the Compensation Committee.

Stock Option Plans

Awards under the Company's stock option plans are designed to encourage long-term investment in the Company by participating executives, more closely align executive and shareholder interests and reward executives and other key employees for building shareholder value. The Compensation Committee believes stock ownership by management is beneficial to all shareholders. The Compensation Committee administers all aspects of these plans and reviews, modifies (to the extent appropriate) and takes final action on any such awards.

Under the Stock Option and Restricted Stock Plan of 1998, which previously has been adopted by the shareholders, the Compensation Committee may grant to executives and other key employees shares of restricted stock or rights to purchase stock at a price equal to the value of the stock on the date of grant. These shares are subject to certain restrictions that generally lapse over time.

Under the Company's Stock Option Plan and Stock Option and Restricted Stock Plan of 1998, which previously have been adopted by the shareholders, the Compensation Committee may grant to executives and other key employees options to purchase shares of stock. The Compensation Committee reviews, modifies (to the extent appropriate) and takes final action on the amount, timing, price and other terms of all options granted to employees of the Company. The Compensation Committee is entitled to grant Incentive Stock Options and Nonqualified Options with an exercise price equal to the market price of Common Stock on the date of the grant. Under the terms and conditions of the plans, the Compensation Committee may, however, grant options with an exercise price above or below the market price on the date of grant.

Under the Company's executive officer common stock purchase warrants program (the "Executive Warrants"), the Company has granted warrants to Messrs. Torrey, Cooper and Remine. The exercise price of the Executive Warrants was originally $8.00 per warrant, but this exercise price was reduced to $4.50 per share effective January 1, 1999. The Executive Warrants may be exercised at any time within five years from the date of vesting.

In determining the number of shares of restricted stock and/or the number of options to be awarded to an executive, the Compensation Committee generally considers the levels of responsibility and compensation practices of similar companies. The Compensation Committee also considers the recommendations of management (except for awards to the Chief Executive Officer), the individual performance of the executive and the number of shares previously awarded to and exercised by the executive. As a general practice, both the number of shares granted and their proportion relative to the total number of shares granted increase in some proportion to increases in each executive's responsibilities.

Chief Executive Officer

The Chief Executive Officer's compensation is based upon the policies and objectives discussed above.

Effective January 1, 1997, the Company executed an employment agreement (the "Employment Agreement") with Mr. Torrey which provides for his continued service to the Company through December 31, 2002 (with evergreen provisions), as Chief Executive Officer. The Employment Agreement also is described in this Proxy Statement under the heading "Employment Contracts and Termination of Employment and Change in Control Arrangements."

Under the Employment Agreement, Mr. Torrey will receive a base salary in 2000 of $214,382. This amount is subject to an annual increase of at least 6% per year plus any additional amount that the Board of Directors may award. Mr. Torrey is entitled to participate in the Annual Bonus Program and to receive fringe benefits similar to those provided to senior executives of the Company through the term of the Employment Agreement and any renewal period.

Mr. Torrey's annual incentive bonus under the Annual Bonus Program is based upon the Company increasing its oil and gas reserves by 20% over the level reported for the prior fiscal year. Since the Company achieved the target provided in the Employment Agreement, the Compensation Committee recognized that Mr. Torrey was entitled to a 1998 annual bonus. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" for a description of an amendment to the payment terms of the 1998 annual bonus.

In 1999, Mr. Torrey was awarded options to purchase an additional 44,486 shares of Common Stock.

During 1999, Mr. Torrey's base salary was commensurate with base salaries paid by similar companies to chief executive officers. Due to the Company's 1999 results, the Company believes that Mr. Torrey's salary and bonus and his total compensation were commensurate with amounts paid to chief executive officers by similar companies.

All actions of the Compensation Committee attributable to 1999 compensation were unanimously approved by the Board of Directors.

Compensation of Directors

Directors who are not employees of the Company receive a $3,000 annual retainer fee, $500 for each meeting of the Board that the director attends and an annual grant of 1,000 shares of restricted common stock. In January of 2000, Messrs. Yoakley and Walbe were issued 1,000 shares of restricted stock each pursuant to the Company's Stock Option and Restricted Stock Plan of 1998. Directors who also are employees of the Company or its subsidiary receive no annual retainer and are not compensated for attendance at Board or committee meetings. The Company also reimburses directors for expenses associated with attending Board and committee meetings.
Respectfully submitted,

Kim A. Walbe, Chairman
Douglas A. Yoakley
Charles P. Torrey, Jr.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners

The following lists information as to each individual known to us to have been the beneficial owner of more than 5% of outstanding shares of our common stock as of April 24, 2000. The address of each individual listed below is c/o Energy Search, Incorporated, 280 Fort Sanders West Boulevard, Suite 200, Knoxville, Tennessee 37922.
	Amount and Nature of Beneficial Ownership(1)
Name and Address of Beneficial Owner	Sole Voting and Dispositive Power(2)	Shared Voting or Dispositive Power(3)	Total Beneficial Ownership(2)(3)	Percent of Class

Charles P. Torrey, Jr.	498,776	10,875	509,651	11.0%
Richard S. Cooper	488,625	--	488,625	10.6%
Robert L. Remine	497,412	2,400	499,812	10.8%
____________________

(1)

The numbers of shares stated are based on information provided by each person listed and include shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

(2)

These numbers include shares that may be acquired through the conversion of issued and outstanding convertible preferred stock, as well as shares that may be acquired upon the exercise of stock options or warrants granted under various of our plans within 60 days after April 24, 2000. The number of shares subject to stock options exercisable within 60 days after April 24, 2000, for each listed person is shown below:

Mr. Torrey	159,737
Mr. Cooper	145,646
Mr. Remine	147,037

(3)

These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, children or other relatives over whom the listed person may have substantial influence by reason of relationship.

Security Ownership of Management

The following table lists the number of shares of our common stock beneficially owned as of April 24, 2000 by each of our directors and nominees for director, each of the named executive officers and all of our directors and executive officers as a group :
	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Sole Voting and Dispositive Power(2)	Shared Voting or Dispositive Power(3)	Total Beneficial Ownership(2)(3)	Percent of Class

Charles P. Torrey, Jr.	498,776	10,875	509,651	11.0%
Richard S. Cooper	488,625	--	488,625	10.6%
Robert L. Remine	497,412	2,400	499,812	10.8%
John M. Johnston	85,000	--	85,000	1.9%
Douglas A. Yoakley	11,822	--	11,822	*
Kim A. Walbe	7,000	--	7,000	*
All directors and executive officers as a group	1,588,635	13,275	1,601,910	32.4%
_______________________

* Less than 1%.

(1)

The numbers of shares stated are based on information provided by each person listed and include shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

(2)

These numbers include shares that may be acquired through the conversion of issued and outstanding convertible preferred stock, as well as shares that may be acquired upon the exercise of stock options or warrants granted under various of our plans within 60 days after April 24, 2000. The number of shares subject to stock options exercisable within 60 days after April 24, 2000, for each listed person is shown below:

Mr. Torrey	159,737
Mr. Cooper	145,646
Mr. Remine	147,037
Mr. Johnston	7,300
Mr. Yoakley	5,000
Mr. Walbe	5,000
All directors and executive officers as a group	469,720

(3)

These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, children or other relatives over whom the listed person may have substantial influence by reason of relationship.

Certain Relationships and Related Transactions

During 1998, we received $115,200 from affiliated oil and gas partnerships for drilling costs which were the responsibility of the affiliated oil and gas partnerships. As of December 31, 1998 nothing was due from affiliated partnerships. We did not receive any funds from affiliated oil and gas partnerships during 1999.

In our role as operator of the oil and gas wells owned by various related partnerships, we charge a monthly wellhead and administrative fee of between $100 and $300 for each producing well. These fees totaled approximately $110,856 in 1998 and $46,100 in 1999. In our role as general partner of a partnership that owns the gas pipeline and gathering system, we charge the partnership a management fee of $2,500 per month. We believe that such fees are representative of the fair value of the services provided .

In our discretion and given the business environment existing at the time, we chose not to collect certain amounts due from partnerships with which we were affiliated and also paid certain expenses due to third parties on behalf of such partnerships. We paid approximately $192,837 in 1998 and $104,300 in 1999 on behalf of the partnerships. We are under no legal or contractual obligation to continue this activity, and there is no expectation that it will continue in future years.

We have adopted a policy concerning material loans and advances (for amounts in excess of $1,000 outside the ordinary course of business) to our employees, officers and directors. This policy provides that all such loans or advances must be evidenced by a written loan agreement or promissory note, must be on terms that are fair and advantageous to us and must be approved by the Board of Directors. Furthermore, all transactions between Energy Search and any of our affiliates must be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors, including a majority of disinterested directors.

Douglas A. Yoakley, a director of Energy Search, is a founder of Pershing & Yoakley & Associates. Pershing & Yoakley & Associates, a public accounting firm, provided consulting services to us during 1999. The Company paid approximately $69,650 in 1998 and $64,500 in 1999 to Pershing & Yoakley & Associates.

Descriptions of Securities

Description of Capital Stock

General. We have two classes of authorized capital stock --common stock and preferred stock.

Common Stock. Each share of common stock has equal voting dividend and liquidation rights. The common stock has no par value. As of the date of this amended Prospectus, there were 25,000,000 shares of common stock authorized under Energy Search corporate charter and 4,481,030 shares outstanding.

Preferred Stock. As of the date of this amended Prospectus, there were 5,000,000 shares of preferred stock authorized and 903,142 shares issued and outstanding.

The preferred stock enjoys a liquidation and dividend preference over our common stock. The preferred shares will bear an 9% cumulative dividend payable quarterly. At our sole option, to the extent permitted under applicable federal, state and local law, and to the extent consistent with any stock exchange listing requirements that apply to us, dividends on the preferred shares may be payable in registered shares of common stock issuable to the holders of preferred shares based on the closing trading price for Energy Search's common stock as of the date the dividend becomes payable. The preferred shares will have no voting rights (except any which may be mandated under the Tennessee Business Corporation Act) until conversion to common stock at which time such common stock will enjoy the same voting rights as all other shares of common stock.

The preferred shares are convertible to common stock at the option of the holder at any time. Preferred shares will convert into shares of common stock at a rate of 1.0 common share for each preferred share converted. To convert preferred shares, a holder must notify Energy Search in writing of intent to convert. The holder must then follow any applicable administrative procedures that we or our transfer agent in connection with the conversion require. Conversion of the preferred shares into common stock will automatically occur upon the occurrence of any of the following events:
•	We are acquired;
•	We are the subject of a business combination (such as a merger or consolidation) in which substantially all of our assets are acquired by unaffiliated purchaser(s); or
•	greater than 50% of the outstanding beneficial interest of our common stock is acquired by unaffiliated purchaser(s)

We will give holders of preferred shares written notice of any of the above events and instructions relating to procedures applicable to the automatic conversion.

If the average trading closing price for our common stock exceeds 130% of the issue price of the preferred shares over any 5 consecutive trading day period commencing after September 30, 1999, we may redeem the preferred shares. The redemption price for the preferred shares will be 100% of the issue price for the preferred shares, plus accrued but unpaid dividends. We will provide the holders of preferred shares 30 days advance written notice of our intent to redeem the preferred shares during which such time the holders may, at their option, convert their preferred shares to common stock.

Series A Warrants

There are currently 1,000,000 Series A Warrants, issued and outstanding, as well as 200,000 Series A Warrants which may be issued pursuant to the Representatives' Warrants issued to the underwriters in connection with our IPO. We have reserved an adequate number of shares of common stock for issuance upon exercise of all Series A Warrants. A warrant agreement between Energy Search and American Stock Transfer & Trust Company, governs the terms of the Series A Warrants. The agreement, which is dated January 24, 1997 and has been amended by an amendment dated December 24, 1998, has been filed with the SEC as an exhibit to the S-3 Registration Statement registering our common stock. Copies of this agreement may be obtained from us or our transfer agent and Series A Warrant agent, American Stock Transfer & Trust Company.

Each Series A Warrant entitles the holder to purchase one share of common stock at an exercise price of $9.60 per share exercisable at any time commencing on February 28, 1998 until January 30, 2002, unless we earlier redeem the warrant as described below. The exercise price of the Series A Warrant is subject to automatic adjustment from time to time when we issue additional shares of common stock. The adjusted exercise price is computed pursuant to a formula set forth in the agreement described above. The formula accounts for additional consideration we receive for the issuance of additional common stock, as well as the new number of shares of common stock outstanding. Since our IPO, there have been several additional issuances of common stock, which have effected an adjustment in the exercise price of the Series A Warrants. We maintain a cumulative record of the exercise price of the Series A Warrant and computations which result in an adjustment to it. As of the date of this amended Prospectus, the exercise price of the Series A Warrant, as adjusted pursuant to the Series A Warrant Agreement was $7.74 per warrant share.

The Series A Warrants contain provisions that protect the warrant holders against dilution by adjustment of the exercise price in certain events, including, but not limited to stock dividends, stock splits, reclassifications or mergers. A Series A Warrant holder will not possess any rights as a shareholder of Energy Search. Shares of common stock, when issued upon the exercise of the Series A Warrants will be fully paid and non-assessable. No fractional shares will be issued upon the exercise of the Series A Warrants. We will pay cash in lieu of fractional shares.

We can redeem the Series A Warrants at a price of $0.05 per Series A Warrant on thirty (30) days prior written notice, provided that the closing sale price per share for the common stock has equaled or exceeded $16.00 per share for twenty (20) consecutive trading days within the thirty-day period immediately preceding such notice. If the Series A Warrants are called for redemption, they must be exercised prior to the close of business on the date of any such redemption or the right to purchase the applicable shares of common stock is forfeited.

At any time when the Series A Warrants are exercisable, we have agreed to have a current registration statement on file with the SEC and to effect appropriate qualifications under the laws and regulations of the states in which the holders of the Series A Warrants reside in order to comply with applicable laws in connection with the exercise of the Series A Warrants and the resale of the common stock issued upon such exercise. So long as the Series A Warrants are outstanding, we have also agreed to file all post-effective amendments to the SB-2 required to be filed under the Securities Act, and to take appropriate action under federal law and the securities laws of those states where the Series A Warrants were initially offered to permit the issuance and resale of the common stock issuable upon exercise of the Series A Warrants. However, there can be no assurance that we will be in a position to effect such action under the federal and applicable state securities laws. Our failure to effect such action may cause the exercise of the Series A Warrants and the resale or other disposition of the common stock issued upon such exercise to become unlawful.

Transfer Agent and Registrar; Warrant Agent

The Transfer Agent and Registrar for our common stock and the Warrant Agent for the Series A Warrants is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

Reports to Shareholders

We intend to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as we may determine to be appropriate or as may be required by law.

In connection with our IPO in January of 1997, we registered our common stock and Series A Warrants under the provisions of Section 12(b) and 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have also represented that we will use our best efforts to continue to maintain such registration. Such registration requires us to comply with periodic reporting, proxy solicitation, and certain other requirements of the Exchange Act.

Boston Stock Exchange and Nasdaq Small-Cap Market

Our common stock and the Series A Warrants are listed on the Boston Stock Exchange, under the symbols "EYS," and "EYS.WS.A," respectively, and for quotation on the Nasdaq SmallCap Market under the symbols "EGAS," and "EGASW," respectively.

Market For Common Equity and Related Stockholder Matters

Our common stock is quoted on the Nasdaq SmallCap Market under the ticker symbol "EGAS."

The following table lists the high and low sale prices for our common stock for the periods indicated, all as reported by the Nasdaq SmallCap Market:

	High	Low
Year 2000 to Date:
January 1 to March 31	$6.63	$4.94
April 1 to July 3	6.13	4.75

Year Ended December 31, 1999:
January 1 to March 31	$5.31	$3.69
April 1 to June 30	4.88	3.75
July 1 to September 30	4.69	3.81
October 1 to December 31	5.38	4.00

Year Ended December 31, 1998:
January 1 to March 31	$10.25	$9.00
April 1 to June 30	11.00	8.88
July 1 to September 30	9.25	5.25
October 1 to December 31	6.94	4.38

The estimated number of record holders of our common stock was approximately 2,000 as of March 29, 2000.

We have not paid any dividends on our common stock and do not expect to declare cash dividends on the common stock in the foreseeable future. However, we have issued 802,017 shares of 9% redeemable convertible preferred stock on which we pay dividends quarterly. Other than dividends payable on the 9% redeemable convertible preferred stock, our bank notes restrict our ability to pay dividends.

Legal Matters

Warner Norcross & Judd L.L.P., 900 Old Kent Building, Grand Rapids, Michigan 49503 and Patrick R. Sughroue, P.C., 3777 Sparks Drive, S.E., Suite 130, Grand Rapids, Michigan, 49546, have passed upon certain matters with respect to the validity of the securities offered hereby for us. Mr. Sughroue is the owner of 10,000 shares of Energy Search common stock.

Experts

The Consolidated Financial Statements included in this amended Prospectus for the year ended December 31, 1999, the year ended December 31, 1998 and the year ended December 31, 1997, respectively, were audited by Plante & Moran, LLP, independent public accountants, as stated in their report that is included in this amended Prospectus based on its authority as experts in accounting and auditing.

The oil and gas reserve information and future net revenues attributable to Energy Search oil and gas properties included in this for the year ended December 31, 1999 and the year ended December 31, 1998, has been prepared by Wright & Company, Inc., independent petroleum consultant as stated in its report that is included in this amended Prospectus based on its authority as experts with respect to those matters contained in the reports.

Additional Information

This amended Prospectus does not contain all of the information set forth in our previous filings with the SEC and the exhibits attached to them. For further information with respect to our company, our common stock and the Series A Warrants, reference is made to our other filings and their exhibits. Statements made in this amended Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to another filing, each such statement being qualified in all respects by such reference to such exhibit.

The other filings, including exhibits thereto, may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500

West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of our other filings and the exhibits thereto may be obtained from the SEC at such offices upon payment of prescribed rates. We are required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http:/www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We are subject to the informational requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports with the SEC.

Glossary of Terms

Affiliate. "Affiliate" shall mean with respect to another person, (i) any person directly or indirectly owning, controlling or holding with power to vote 10% or more of the outstanding voting securities of or equity interests in such other person, (ii) any person 10% or more of whose outstanding voting securities or equity interest are directly or indirectly controlling, controlled or held with power to vote by such other person, (iii) any person directly or indirectly controlling, controlled by or under common control with such other person, (iv) any officer or director of such other person, and (v) any company for which any such officer or director acts in any such capacity.

Bbl. "Bbl" means barrel. "MBbl" means thousand barrels. "MMBbl" means million barrels.

B/O. "B/O" means barrels of oil.

BOE. "BOE" means barrel of oil equivalent, which are determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas so that 6 Mcf of natural gas is referred to as one barrel of oil equivalent or "BOE". "MBOE" means thousands of barrels of oil equivalent. "MMBOE" means millions of barrels of oil equivalent.

B/C. "B/C" means barrels of condensate.

BOPD. "BOPD" means barrels of oil per day.

Developmental Well. "Developmental Well" shall mean a well drilled to a known producing oil or natural gas horizon in a previously discovered field or in an area where known producing horizons reasonably believed by the operator, based on experience and known geological, production and other data, to be geologically continuous.

Exploratory Well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir, or to extend a known reservoir.

Gross Acres. The total acres in which an entity has an interest, either directly or through an affiliate.

JDOA. "JDOA" shall mean a Joint Drilling and Operating Agreement between the Company and an Affiliated Drilling Partnership.

Mcf and Mcfpd. "Mcf" means one thousand cubic feet of gas, and "Mcfpd" means one thousand cubic feet of gas per day.

Net Acres. Calculated by multiplying the number of gross acres in which that party has an interest by the fractional interest of the party in each such acre.

Proved Reserves. Those quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Depending upon their status of development, such Proved Reserves shall be subdivided into the following classifications:

(a)	Proved Developed Reserves. These are Proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. This classification shall include:

(1)	Proved Developed Producing Reserves. These are proved developed reserves which are expected to be produced from existing completion interval(s) now open for production in existing wells; and

(2)

Proved Developed Non-Producing Reserves. These are proved developed reserves which exist behind the casing of existing wells, (but not below the depths of the present bottom of such wells) which are expected to be produced through these wells in the predictable future, where the cost of making such oil and gas available for production should be relatively small compared to the cost of a new well.

Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques of supplementing the natural forces and mechanisms of primary recovery shall be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

(b)	Proved Undeveloped Reserves. These are Proved Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells at depths below the present bottom of the wells.

Reserves. Crude oil and natural gas, condensate and natural gas liquids, are net of leasehold burdens, stated on a net revenue interest basis, and found to be commercially recoverable.

Royalty Interest or Overriding Royalty Interest. An interest in an oil and gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of the costs of production.

SEC Method. The SEC method is a method of determining the present value of proved reserves. Under the SEC method, the future net revenues from proved reserves are estimated assuming that oil and gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain a present value.

Working Interest. The operating interest under an oil and gas lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.

Our Charter and Bylaws generally require us to indemnify our directors and officers to the fullest extent permissible under Tennessee law against all expenses (including attorneys' fees) incurred in any proceeding (whether or not such proceeding was by or in the right of Energy Search, a subsidiary or otherwise) in which they were a party because of their position as our director or officer or because they served at our request as a director, officer, employee or agent of another corporation or entity. The provision also provides for the advancement of litigation expenses at the request of a director or officer under certain circumstances.

Tennessee law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided that there is a determination by a majority vote of (a) a quorum of disinterested directors, or (b) if a quorum cannot be obtained, by a majority vote of a committee of the board which consists of at least two disinterested directors, or (c) if there are no such directors or committee or if such directors or committee so directs, by independent special legal counsel in a written opinion or (d) by the shareholders, but shares owned by or voted under the control of directors who are parties to the proceeding may not vote on the determination, that the person seeking indemnification acted in good faith and in a manner the person reasonably believed to be in (in the case of action in an official capacity) or not opposed to (in the case of action other than in an official capacity) the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which the person is adjudged liable to the corporation. Tennessee law requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise.

All of the above provisions could affect the liability of our directors and officers in their capacities as such.

Recent Sales of Unregistered Securities

Following is information required by Item 701 of Regulation S-B as to all equity securities of the registrant sold by the registrant within the past three years. None of the following securities were registered under the Securities Act of 1933.

In April of 2000, we issued 5,654 shares of common stock to certain former investor partners of our affiliated drilling partnership in connection with the consideration of such partnerships, which have since been dissolved, pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

In April of 2000, we issued 5,000 shares of 9% preferred stock to an investor partner in connection with the consolidation and dissolution of certain affiliated partnerships. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

In February of 2000, we issued 27,500 shares of our 9% redeemable convertible preferred stock to certain persons who were limited partners in various affiliated drilling partnerships and the Energy Search Natural Gas Pipeline Income L.P., which, along with other affiliated drilling partnerships, have been subject to a plan of consolidation with us. The preferred stock had an issue value of $4.00 per share and are convertible into shares of our common stock on a share-for-share basis. The issuance of these shares of preferred stock was exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

In January of 2000, we issued 105,000 shares of our common stock to Southern Producer as consideration in connection with certain extensions of credit under the Southern Producer credit facility. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act of 1933.

Effective December 31, 1999, we closed the acquisition of working interests in a total of 13 gross natural gas and oil wells owned by the Natural Gas/Tax Credit 1996 L.P. and the Natural Gas/Tax Credit 1996-A L.P. We issued an aggregate of 165,450 shares of 9% redeemable convertible preferred stock to acquire the interests from these partnerships. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

In October 1999, we, as managing general partner of Energy Search Natural Gas Pipeline Income L.P., amended the limited partnership agreement for that partnership. The amendment expanded the limited liquidity feature to allow us, at our discretion, to offer securities to limited partners in the partnership in exchange for their limited partnership interest. Under this new provision of the partnership agreement, we offered exclusively to limited partners in the partnership up to 428,520 shares of 9% redeemable convertible preferred stock at an exchange value of $4.00 per share. The offering was substantially completed by December 31, 1999, and we ultimately issued 428,520 shares of the preferred stock to the limited partners. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

In July of 1999 we issued 4,000 shares of common stock to our legal counsel in connection with advisory services rendered. This issuance occurred under our 1998 Stock Option and Restricted Stock Plan for Outside Market Advisors. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Rule 701 promulgated thereunder.

Effective January 1, 1999, we acquired fractional working interests in various producing oil and natural gas wells located in southeastern Ohio from certain affiliated drilling partnerships and other fractional working interest owners. The affiliated drilling partnerships involved were known as the Natural Gas/Tax Credit 1993 L.P., the Natural Gas/Tax Credit 1993-A L.P., the Natural Gas/Tax Credit 1994 L.P., the Natural Gas/Tax Credit 1994-A L.P., the Natural Gas/Tax Credit 1995 L.P. and the Natural Gas/Tax Credit 1995-A L.P. All of the wells involved in this transaction were operated by and owned jointly with us. Since the acquisition, the six affiliated drilling partnerships have been liquidated and dissolved. As consideration for these acquisitions, we issued 245,480 shares of our common stock and paid $204,133 in cash, which was funded with proceeds from our credit facility with Southern Producer Services, L.P. of Houston, Texas. In connection with the transaction we issued an additional 1,119 shares to a non-employee. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

On December 18, 1998, Energy Search closed the private placement sale of 175,454 shares of 9% redeemable convertible preferred stock at an issue price of $5.50 per share. The total proceeds of the sale were $900,500, which resulted in approximately $888,250 net of sales commissions. The shares of preferred stock were sold in reliance on the exemption under 4(2) of the Securities Act of 1933 and Regulation D, Rule 506 promulgated thereunder. No advertising or general solicitation of offerees was employed. Confidential Private Placement Memoranda were delivered to each purchaser prior to investing. No more than 35 nonaccredited investors purchased securities in any offering. All nonaccredited investors were reasonably believed by Energy Search to be sophisticated and capable of evaluating risks and merits of the relevant investment. A Form D was timely filed with the Securities and Exchange Commission for each offering.

On September 29, 1998, the Board of Directors of Energy Search authorized the issuance of 221,453 unregistered shares of common stock to various persons, including former limited partners in certain Affiliated Drilling Partnerships, in connection with Energy Search's acquisition of certain working interests in certain natural gas wells operated by Energy Search in southeastern Ohio. In this acquisition transaction, Energy Search paid aggregate purchase consideration amounting to $2,223,941 for the oil and gas interests acquired from the Affiliated Drilling Partnerships. This total amount was comprised of $1,716,748 in Energy Search common stock (221,453 shares) and $507,193 in cash.

The purchase consideration for the interests acquired by Energy Search was based on a market valuation of the Affiliated Drilling Partnership's oil and gas assets as of January 1, 1998, independently reviewed as to reasonableness by an independent petroleum consultant. The purchase consideration for each Affiliated Drilling Partnership's subject interests was payable in cash, Energy Search common stock, or a combination of both. The cash portion of the total purchase (the "Cash Out Value") was equal to the percentage of the aggregate interest of limited partners in the Affiliated Drilling Partnership who had elected the Cash Out Option. The Common Stock portion of the total purchase consideration of the Affiliated Drilling Partnership's subject interests was equal to the percentage of the aggregate interest of limited partners in the Affiliated Drilling Partnership who elected the Stock Option. The value of Energy Search Common Stock issued in satisfaction of the common stock portion of the purchase consideration, (the "Stock Value"), was equal to 1.75 times what would have been the Cash Out Value had that portion of the purchase consideration been paid for in cash pursuant to the Cash Out Option, rather than in common stock. The number of shares of Energy Search common stock issued to the Affiliated Drilling Partnership was equal to the Stock Value divided by $7.75 per share.

Each Affiliated Drilling Partnership approved the sale of its subject interests to Energy Search by majority vote of its limited partners. The limited partners in each Affiliated Drilling Partnership voted on a restructuring plan (the "Restructuring Plan") whereby an Affiliated Drilling Partnership's subject interests were sold to Energy Search in consideration for cash and Energy Search Common Stock, and the Affiliated Drilling Partnership was thereafter to be liquidated. Each limited partner of an Affiliated Drilling Partnership had the opportunity to elect to have his or her Affiliated Drilling Partnership interest liquidated for cash (the "Cash Out Option") or Energy Search common stock (the "Stock Option"). Final tabulation of the elections of limited partners in the Affiliated Drilling Partnerships was completed at closing as of September 24, 1998, which was ratified by resolution of the Board of Directors of Energy Search as of September 29, 1998.

The issuance of Energy Search common stock to limited partners of the Affiliated Drilling Partnerships was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and Regulation D promulgated thereunder. All offerees were limited partners in the Affiliated Drilling Partnerships. Each received written disclosure documents prior to voting on the Restructuring Plan and receiving Energy Search common stock. No commissions were paid for soliciting limited partners in connection with the transaction.

In July of 1998, Energy Search closed an acquisition transaction in which it acquired minor working interests and overriding royalty interests in certain oil and natural gas wells located in southeastern Ohio and operated by Energy Search from 9 individuals in consideration for cash and Energy Search common stock. The acquisition transaction had an effective date of April 16, 1998. The total purchase consideration for the oil and natural gas interests acquired was $227,740, comprised of 10,114 shares of Energy Search common stock and $121,543 in cash. The cash value, common stock value and the number of shares of common stock issued in consideration for the interests was determined in a similar manner as was Energy Search's purchase of oil and natural gas well interests from certain Affiliated Drilling Partnerships as described above. The issuance of Energy Search common stock in this transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and Regulation D promulgated thereunder. All offerees were minor interest owners in the wells operated by Energy Search. Each received written disclosure documents prior to receiving Energy Search common stock. No commissions were paid for soliciting interest owners in connection with the transaction.

On or about October 27, 1997, Energy Search completed the private placement sale of 749,961 shares of common stock at $7.00 per share. The Placement Agent (the "Placement Agent") for the sale of such common stock was Neidiger/Tucker/Bruner, Inc., of Denver, Colorado. Certain other NASD-member broker-dealers, including Equity Financial Corporation ("EFC"), participated in the offering as selling agents (the "Participating Selling Agents"). The shares of common stock were sold primarily to accredited investors, as defined in Rule 501 of Regulation D, and to no more than 35 nonaccredited investors. The offer and sale of common stock by Energy Search in this transaction was exempt from registration under Rule 4(2) of the Securities Act and Rule 506 of Regulation D, promulgated thereunder.

The total offering proceeds were $5,249,727. Total commissions payable to the Placement Agent were $367,480.89 (7%), and nonaccountable expense allowance payable to the Placement Agent was $157,491.81 (3%) some of which commissions and nonaccountable expense allowance were allowed to Participating Selling Agents.

As additional compensation for selling the common stock in this transaction, Energy Search issued to the Placement Agent (and its authorized designees) warrants to purchase 74,996 shares of common stock (the "Participating Selling Agent Warrants"). The Participating Selling Agent Warrants with exercise prices varying from $4.50 to $7.50 per share and an exercise date of no later than January 30, 2002.

Exhibits
Exhibit Number	Description

1.1	Form of Underwriting Agreement, Agreement Among Underwriters, Selected Dealer Agreement(4)
1.2	Form of Financial Consulting Agreement (4)
1.3	Form of Underwriters' Warrant Agreement (4)
1.4	Form of Redeemable Series A Common Stock Purchase Warrant Agreement (4)
1.5	First Amendment to Redeemable Series A Common Stock Purchase Warrant Agreement(4)
3.1	Fourth Amended and Restated Charter of the Registrant(1)
3.2	Articles of Amendment to Charter (2)
3.3	Bylaws of the Registrant(3)
4.1	Specimen of Common Stock Certificate(4)
4.2	Specimen of Redeemable Series A Common Stock Purchase Warrant Certificate(4)
4.3	Specimen of Underwriters' Warrant Certificate(4)
4.4	Charter (See Exhibits 3.1 and 3.2)
4.5	Bylaws (See Exhibit 3.3)
5.1	Opinion of Patrick R. Sughroue, P.C.(4)
9.1	Shareholder Voting Agreement and Irrevocable Proxy(4)
10.1	Energy Search Natural Gas 1995-A L.P. Limited Partnership Agreement, dated March 31, 1995(4)
10.2	Energy Search Natural Gas 1995-A L.P. Joint Drilling and Operating Agreement, dated March 31, 1995(4)
10.3	Energy Search Natural Gas 1996 L.P.-Limited Partnership Agreement, dated September 10, 1996(4)
10.4	Energy Search Natural Gas 1996 L.P.-Joint Drilling and Operating Agreement, dated September 10, 1996(4)
10.5	ESI Pipeline Operating Partnership-Limited Partnership Agreement, dated January 7, 1993(4)
10.6	Energy Search Natural Gas Pipeline Income Partnership-Limited Partnership Agreement, dated January 7, 1993(4)
10.7	Gas Servicing Agreement between the Registrant and ESI Pipeline Operating L.P., dated January 5, 1993(4)
10.8	Selling Agreement-Class B Convertible Preferred Shares between Registrant and Equity Financial Corporation, dated March 4, 1996(4)
10.9	Selling Agreement-Class A and Class B Preferred Shares between Registrant and Equity Financial Corporation, dated March 4, 1996(4)
10.10	Selling Agreement-Variable Rate Subordinated Debentures between Registrant and Equity Financial Corporation, dated September 19, 1994(4)
10.11	Aircraft Lease between Charles P. Torrey, Jr. and the Registrant dated February 1, 1995(4)
10.12	Beaver Coal Company Lease between Beaver Coal Company Limited and the Registrant, dated September 15, 1996(4)
10.13	Amended and Restated Employment Agreements with officers and key employees of the Registrant: (a) John M. Johnston(5)* (b) Robert L. Remine(5)* (c) Charles P. Torrey, Jr.(5)* (d) Richard S. Cooper(5)*
10.14	Promissory Notes of Executive Officers in Favor of Registrant: (a) Charles P. Torrey, Jr.(4) (b) Robert L. Remine(4) (c) Richard S. Cooper(4)
10.15	Stock Option Plan(4)*
10.16	Outside Directors' Stock Option Plan(4)*
10.17	Form of Lock-Up Agreement(4)
10.18	Stock Option and Restricted Stock Plan of 1998, as amended(6)*
10.19	Form of Indemnification Agreement (1)*
10.20	1998 Stock Option and Restricted Stock Plan for Outside Advisors and Consultants(7)

10.21	Credit Agreement between the Registrant and Southern Producer Services, L.P., dated as of June 23, 1999(5)
10.22	First Amendment to Credit Agreement between the Registrant and Southern Producer Services, L.P., dated as of October 21, 1999(5)
10.23	Form of Note in the amount of $30,000,000 payable to Southern Producer Services, L.P., dated June 23, 1999(5)
10.24

Mortgage, Deed of Trust, Assignment, Security Agreement and Financing Statement from the Registrant to Brian P. Shannon, David W. Stewart and Southern Producer Services, L.P., dated as of June 23, 1999(5)

10.25

Credit Line Deed of Trust, Assignment of Production, Security Agreement and Financing Statement from the Registrant to William C. Martin, trustee, and Southern Producer Services, L.P., dated as of June 23, 1999(5)

10.26	Pledge Agreement made by the Registrant in favor of Southern Producer Services, L.P., dated as of June 23, 1999(5)
10.27	Warrant to Purchase Common Stock of the Registrant, expiring June 23, 2004(5)
10.28	Assignment and Conveyance of Overriding Royalty Interest between the Registrant and Southern Producer Services, L.P., dated as of June 23, 1999(5)
10.29	Base Contract for Short-Term Sale and Purchase of Natural Gas between the Registrant and Southern Producer Services, L.P.(5)
21.1	Subsidiaries(8)
23.1

Consent of Experts and Counsel
(a) Consent of Patrick R. Sughroue, P.C. (included in opinion filed as Exhibit 5.1)(4)
(b) Consent of Independent Accountant, Plante & Moran, LLP, CPA
(c) Consent of Independent Petroleum Consultant, Wright & Company, Inc.
(d) Consent of Patrick R. Sughroue, P.C. for this Post-Effective Amendment No. 2

27.1	Financial Data Schedule (8),(7)
_________________

* Management contract or compensatory plan or arrangement
(1)	Previously filed with our Definitive Proxy Statement filed on April 28, 1998 with the Securities and Exchange Commission, and here incorporated by reference.

(2)	Previously filed with our Form 10-QSB for the quarter ended June 30, 1999, and here incorporated by reference.

(3)	Previously filed with our Form 10-QSB for the quarter ended June 30, 1998, and here incorporated by reference.

(4)	Previously filed with our Registration Statement on Form SB-2 (Registration No. 333-12755) filed with the Securities and Exchange Commission, and here incorporated by reference.

(5)	Previously filed with our Form 10-QSB for the quarter ended September 30, 1999, and here incorporated by reference.

(6)	Previously filed with our Definitive Proxy Statement filed on April 30, 1999 with the Securities and Exchange Commission, and here incorporated by reference.

(7)	Previously filed with our Form 10-QSB Quarterly Report for the quarter ended September 30, 1998, and here incorporated by reference.

(8)	Previously filed with our Form 10-KSB Annual Report for the fiscal year ended December 31, 1997, and here incorporated by reference.

Undertakings
The undersigned registrant hereby undertakes as follows:

(1)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Knoxville, State of Tennessee on July 10, 2000.

ENERGY SEARCH, INCORPORATED By: /s/ Richard S. Cooper Richard S. Cooper President and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
July 10, 2000	/s/ Charles P. Torrey, Jr. Charles P. Torrey, Jr. Chief Executive Officer (Principal Executive Officer) and Director

July 10, 2000	/s/ Richard S. Cooper Richard S. Cooper President and Director

July 10, 2000	/s/ Robert L. Remine Robert L. Remine Secretary, Treasurer (Principal Financial and Accounting Officer), and Director

Exhibit Index
Exhibit Number	Description

1.1	Form of Underwriting Agreement, Agreement Among Underwriters, Selected Dealer Agreement(4)
1.2	Form of Financial Consulting Agreement (4)
1.3	Form of Underwriters' Warrant Agreement (4)
1.4	Form of Redeemable Series A Common Stock Purchase Warrant Agreement (4)
1.5	First Amendment to Redeemable Series A Common Stock Purchase Warrant Agreement(4)
3.1	Fourth Amended and Restated Charter of the Registrant(1)
3.2	Articles of Amendment to Charter (2)
3.3	Bylaws of the Registrant(3)
4.1	Specimen of Common Stock Certificate(4)
4.2	Specimen of Redeemable Series A Common Stock Purchase Warrant Certificate(4)
4.3	Specimen of Underwriters' Warrant Certificate(4)
4.4	Charter (See Exhibits 3.1 and 3.2)
4.5	Bylaws (See Exhibit 3.3)
5.1	Opinion of Patrick R. Sughroue, P.C.(4)
9.1	Shareholder Voting Agreement and Irrevocable Proxy(4)
10.1	Energy Search Natural Gas 1995-A L.P. Limited Partnership Agreement, dated March 31, 1995(4)
10.2	Energy Search Natural Gas 1995-A L.P. Joint Drilling and Operating Agreement, dated March 31, 1995(4)
10.3	Energy Search Natural Gas 1996 L.P.-Limited Partnership Agreement, dated September 10, 1996(4)
10.4	Energy Search Natural Gas 1996 L.P.-Joint Drilling and Operating Agreement, dated September 10, 1996(4)
10.5	ESI Pipeline Operating Partnership-Limited Partnership Agreement, dated January 7, 1993(4)
10.6	Energy Search Natural Gas Pipeline Income Partnership-Limited Partnership Agreement, dated January 7, 1993(4)
10.7	Gas Servicing Agreement between the Registrant and ESI Pipeline Operating L.P., dated January 5, 1993(4)
10.8	Selling Agreement-Class B Convertible Preferred Shares between Registrant and Equity Financial Corporation, dated March 4, 1996(4)
10.9	Selling Agreement-Class A and Class B Preferred Shares between Registrant and Equity Financial Corporation, dated March 4, 1996(4)
10.10	Selling Agreement-Variable Rate Subordinated Debentures between Registrant and Equity Financial Corporation, dated September 19, 1994(4)
10.11	Aircraft Lease between Charles P. Torrey, Jr. and the Registrant dated February 1, 1995(4)
10.12	Beaver Coal Company Lease between Beaver Coal Company Limited and the Registrant, dated September 15, 1996(4)
10.13

Amended and Restated Employment Agreements with officers and key employees of the Registrant:
(a) John M. Johnston(5)*
(b) Robert L. Remine(5)*
(c) Charles P. Torrey, Jr.(5)*}
(d) Richard S. Cooper(5)*

10.14	Promissory Notes of Executive Officers in Favor of Registrant: (a) Charles P. Torrey, Jr.(4) (b) Robert L. Remine(4) (c) Richard S. Cooper(4)
10.15	Stock Option Plan(4)*
10.16	Outside Directors' Stock Option Plan(4)*
10.17	Form of Lock-Up Agreement(4)
10.18	Stock Option and Restricted Stock Plan of 1998, as amended(6)*
10.19	Form of Indemnification Agreement (1)*
10.20	1998 Stock Option and Restricted Stock Plan for Outside Advisors and Consultants(7)

-i-

10.21	Credit Agreement between the Registrant and Southern Producer Services, L.P., dated as of June 23, 1999(5)
10.22	First Amendment to Credit Agreement between the Registrant and Southern Producer Services, L.P., dated as of October 21, 1999(5)
10.23	Form of Note in the amount of $30,000,000 payable to Southern Producer Services, L.P., dated June 23, 1999(5)
10.24

Mortgage, Deed of Trust, Assignment, Security Agreement and Financing Statement from the Registrant to Brian P. Shannon, David W. Stewart and Southern Producer Services, L.P., dated as of June 23, 1999(5)

10.25

Credit Line Deed of Trust, Assignment of Production, Security Agreement and Financing Statement from the Registrant to William C. Martin, trustee, and Southern Producer Services, L.P., dated as of June 23, 1999(5)

10.26	Pledge Agreement made by the Registrant in favor of Southern Producer Services, L.P., dated as of June 23, 1999(5)
10.27	Warrant to Purchase Common Stock of the Registrant, expiring June 23, 2004(5)
10.28	Assignment and Conveyance of Overriding Royalty Interest between the Registrant and Southern Producer Services, L.P., dated as of June 23, 1999(5)
10.29	Base Contract for Short-Term Sale and Purchase of Natural Gas between the Registrant and Southern Producer Services, L.P.(5)
21.1	Subsidiaries(8)
23.1

Consent of Experts and Counsel
(a) Consent of Patrick R. Sughroue, P.C. (included in opinion filed as Exhibit 5.1)(4)
(b) Consent of Independent Accountant, Plante & Moran, LLP, CPA
(c) Consent of Independent Petroleum Consultant, Wright & Company, Inc.
(d) Consent of Patrick R. Sughroue, P.C. for this Post-Effective Amendment No. 2

27.1	Financial Data Schedule (8),(7)
_____________________

* Management contract or compensatory plan or arrangement
(1)	Previously filed with our Definitive Proxy Statement filed on April 28, 1998 with the Securities and Exchange Commission, and here incorporated by reference.

(2)	Previously filed with our Form 10-QSB for the quarter ended June 30, 1999, and here incorporated by reference.

(3)	Previously filed with our Form 10-QSB for the quarter ended June 30, 1998, and here incorporated by reference.

(4)	Previously filed with our Registration Statement on Form SB-2 (Registration No. 333-12755) filed with the Securities and Exchange Commission, and here incorporated by reference.

(5)	Previously filed with our Form 10-QSB for the quarter ended September 30, 1999, and here incorporated by reference.

(6)	Previously filed with our Definitive Proxy Statement filed on April 30, 1999 with the Securities and Exchange Commission, and here incorporated by reference.

(7)	Previously filed with our Form 10-QSB Quarterly Report for the quarter ended September 30, 1998, and here incorporated by reference.

(8)	Previously filed with our Form 10-KSB Annual Report for the fiscal year ended December 31, 1997, and here incorporated by reference.

-ii-

Contents

Report Letter	F-2

Audited Financial Statements as if and for the periods ended December 31, 1998 and 1999

Consolidated Balance Sheet	F-3
Consolidated Statement of Operations	F-4
Consolidated Statement of Shareholders' Equity	F-5
Consolidated Statement of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 to F-22

Supplementary Information	F-23

Report Letter	F-24
Cost Incurred in Oil and Gas Property Acquisition,
Exploration and Development Activities	F-25
Estimates of Natural Gas and Oil Reserves	F-25 to F-27

Financial Statements as if and for the periods ended March 31, 1999 and 2000

Balance Sheet	F-28
Statement of Operations (Unaudited)	F-29
Statements of Cash Flows (Unaudited)	F-30
Notes to Financial Statements	F-31

Independent Auditor's Report

To the Shareholders of
Energy Search, Incorporated and Subsidiary

We have audited the accompanying balance sheet of Energy Search, Incorporated and Subsidiary, (the Company) as of December 31, 1999 and 1998 and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Search, Incorporated and Subsidiary, as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Grand Rapids, Michigan
March 17, 2000

Energy Search, Incorporated and Subsidiary
Consolidated Balance Sheet

	December 31,
	1999	1998
Assets
Current Assets
Cash and cash equivalents	$407,878	$595,749
Restricted cash (Note E)	834,217	--
Accounts receivable (Note I)	781,542	980,881
Other current assets	119,047	90,226
Total current assets	2,142,684	1,666,856

Oil and Gas Properties
Proven properties	21,279,899	13,165,858
Unproven properties	235,281	209,616
Wells and related equipment	15,028,699	11,357,198
Less accumulated depreciation, depletion and amortization	(6,725,182)	(4,467,912)
Net oil and gas properties	29,818,697	20,264,760

Other Assets
Other property and equipment, Net (Note C)	287,035	287,746
Investments in related partnerships (Note B)	3,020	1,713,267
Deferred tax asset (Note D)	1,108,300	886,000
Other	528,191	204,780
Total other assets	1,926,546	3,091,793
Total assets	$33,887,927	$25,023,409

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt (Note E)	$2,337,373	$546,407
Accounts payable and accrued liabilities	1,104,865	632,677
Total current liabilities	3,442,238	1,179,084

Long-Term Debt - less current portion (Note E)	16,300,024	7,703,369

Shareholders' Equity (Notes F, G, H and J)
Preferred stock: no par value, 5,000,000 shares authorized;
769,517 and 175,547 shares of 9% redeemable
convertible issued and outstanding at December 31, 1999 and 1998, respectively	1,439,311	847,707
Common stock: no par value, 25,000,000 shares authorized;
4,356,376 and 4,017,308 shares issued and outstanding
at December 31, 1999 and 1998, respectively	17,934,838	17,206,862
Accumulated deficit	(5,228,484)	(1,913,613)
Total shareholders' equity	14,145,665	16,140,956
Total liabilities and shareholders' equity	$33,887,927	$25,023,409

See Notes to Consolidated Financial Statements.

Energy Search, Incorporated and Subsidiary
Consolidated Statement of Operations

	Year Ended December 31,
	1999	1998
Revenue
Oil and gas sales	$3,391,770	$2,597,875
Management fees (Note I)	71,100	145,586
Net turnkey revenue	--	67,312
Other revenue (Note L)	445,928	609,725
Total revenue	3,908,798	3,420,498

Operating Expenses
Production costs	972,799	661,036
Exploration costs	51,150	202,718
Depreciation, depletion and amortization	2,511,266	1,551,685
Impairment charges (Note F)	688,663	--
Interest	1,059,231	392,716
General and administrative	2,010,177	1,156,890
Total operating expenses	7,293,286	3,965,045

Net (Loss) from Operations	(3,384,488)	(544,547)

Other Income (Expense)
Program subsidies (Note I)	(104,303)	(192,837)
Equity in income of related partnerships (Note B)	36,215	107,356
Total other income (expense)	(68,088)	(85,481)

Net (Loss) Before Income Taxes	(3,452,576)	(630,028)

Income Tax Benefit (Note D)	224,600	235,600

Net (Loss)	$(3,227,976)	$(394,428)

Basic Net (Loss) Per Common Share	$(0.79)	$(0.11)

Diluted Net (Loss) Per Common Share	$(0.79)	$(0.11)

See Notes to Consolidated Financial Statements.

Energy Search, Incorporated and Subsidiary
Consolidated Statement of Shareholders' Equity

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Accumulated Deficit	Total

Balance - January 1, 1998	--	$--	3,768,241	$15,448,073	$(1,501,584)	$13,946,489

Issuance of common stock (Note G)	--	--	249,067	1,758,789	--	1,758,789

Issuance of preferred stock (Note F)	175,547	847,707	--	--	--	847,707

Dividends on redeemable convertible
preferred stock	--	--	--	--	(17,601)	(17,601)

Net loss for the year ended December 31, 1998	--	--	--	--	(394,428)	(394,428)

Balance - December 31, 1998	175,547	847,707	4,017,308	17,206,862	(1,913,613)	16,140,956

Issuance of common stock (Note G)	--	--	339,068	727,976	--	727,976

Issuance of preferred stock (Note F)	593,970	591,604	--	--	--	591,604

Dividends on redeemable convertible
preferred stock	--	--	--	--	(86,895)	(86,895)

Net loss for the year ended December 31, 1999	--	--	--	--	(3,227,976)	(3,227,976)

Balance - December 31, 1999	769,517	$1,439,311	4,356,376	$17,934,838	$(5,228,484)	$14,145,665

See Notes to Consolidated Financial Statements.

Energy Search, Incorporated and Subsidiary
Consolidated Statement of Cash Flows

	Year Ended December 31,
	1999	1998
Cash Flows from Operating Activities
Net loss	$(3,227,976)	$(394,428)
Adjustments to reconcile net loss to net cash from (used in) operating activities:
Depreciation, depletion and amortization expense	2,511,266	1,551,685
Loss on impairment of long lived assets	688,663	--
Stock compensation expense	190,939	--
Dry holes and abandonments of previously capitalized oil and gas properties	--	43,033
Equity in income of related partnerships	(36,215)	(107,356)
Increase in deferred taxes	(222,300)	(235,600)
(Increase) decrease in assets:
Accounts receivable and due from partnerships	136,187	139,876
Other current assets	(28,821)	1,444
Other assets	4,286	(29,760)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	472,188	(724,071)

Net cash provided by operating activities	488,217	244,823

Cash Flows from Investing Activities
Purchase of proven properties	(5,738,412)	(6,839,114)
Purchase of wells and related equipment	(3,679,425)	(3,256,434)
Purchase of other property and equipment	(80,162)	(30,951)
Distributions from affiliated partnerships	45,602	77,006
Contributions to affiliated partnerships	--	(34,510)
Purchase of oil and gas leases	(25,665)	(15,651)

Net cash used in investing activities	(9,478,062)	(10,099,654)

Cash Flows from Financing Activities
Gross proceeds from issuance of preferred stock	--	965,500
Payments on stock issuance costs - common stock	--	(64,155)
Payments on stock issuance costs - preferred stock	(16,636)	(117,793)
Proceeds from issuance of long-term debt	19,039,344	7,599,093
Payment of dividends on preferred stock	(86,895)	(17,601)
Payment of loan issue costs	(422,899)	--
Payments on long-term debt	(8,876,723)	(166,780)

Net cash provided by financing activities	9,636,191	8,198,264

Net Increase (Decrease) in Cash and Cash Equivalents	646,346	(1,656,567)

Cash and Cash Equivalents - Beginning of year	595,749	2,252,316
Cash and Cash Equivalents - End of year	$1,242,095	$595,749

Supplemental Cash Flow Disclosures
Cash paid for interest	$1,017,128	$392,716
Cash paid for income taxes	--	100,370
Significant noncash activities:
Issuance of common stock for purchase of properties	537,037	1,822,944
Issuance of preferred stock for purchase of properties	608,240	--
Purchase of working interest - officers	225,000	--
Investments transferred to proved properties because of roll-ups	979,179	--

See Notes to Consolidated Financial Statements.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note A - Summary of Significant Accounting Policies

Nature of Operations - Energy Search, Incorporated acquired Equity Financial Corporation, a wholly owned subsidiary, on May 1, 1997.

We are engaged in the exploration, development, production and marketing of oil and natural gas in the Appalachian Basin area including southeastern Ohio and southern West Virginia. Our revenue is primarily derived from:

•	the sale of natural gas and crude oil from wells in which we have a working interest;

•	the transmission of natural gas through a pipeline and gathering system;

•	the management and operation of oil and gas wells; and

•	to a lesser extent, the drilling of oil and gas wells on a contract basis.

In 1997, we transitioned from being primarily a driller-operator for syndicated affiliated drilling partnerships to an energy company developing reserves for our own account. Management is focused on the development of reserves and acquisition of primarily proved undeveloped properties for exploitation.

Equity Financial provides investment advice and brokers and deals in stocks, bonds and other securities in the east Tennessee region. Equity Financial uses a clearing broker on a fully disclosed basis to execute trades.

Principles of Consolidation - The consolidated financial statements include our accounts and those of Equity Financial. We have eliminated all significant inter-company balances and transactions in consolidation.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Oil and Gas Properties - We use the successful efforts method of accounting for oil and gas producing activities. Acquisition costs for proved and unproved properties are capitalized when incurred. Costs of unproved properties are transferred to proved properties when proved reserves are discovered. Exploration costs, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged to expense as incurred.

Exploratory drilling costs are capitalized initially; however, if it is determined that an exploratory well does not contain proved reserves, we charge these capitalized costs to expense, as dry hole costs, at that time.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note A - Summary of Significant Accounting Policies (Continued)

In 1999 and 1998 we incurred certain indirect costs that management believes are related to the acquisition, exploration and development of oil and gas properties. We have capitalized some of these costs incurred in connection with properties we acquired for our own portfolio. We capitalized approximately $1,174,000 of indirect costs in 1999 and $1,353,000 in 1998. In addition, we capitalized to proven properties $123,000 of interest costs in 1999 and $166,000 in 1998.

We capitalize all intangible and tangible drilling costs for successful development wells drilled with our capital. Intangible drilling costs are the expense for labor, fuel, repair, hauling, rig rental and supplies used in the drilling of a well. Tangible costs are equipment such as casing, tubing, pumps, tanks and other equipment installed on a well. We generally expense costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface.

We periodically assess oil and gas properties that are individually significant for impairment of value, and we recognize a loss at time of impairment. Because the individual wells are generally insignificant and we primarily drill development wells, the impairment test is performed on a field basis. Proved properties represent purchased working interests in producing oil and gas wells, costs to acquire oil and gas leases and intangible well development costs. We depreciate and deplete oil and gas properties by the units-of-production method using estimates of proven reserves. Because of inherent uncertainties in estimating proven reserves, estimates of depletion and depreciation could change significantly.

Other Property and Equipment - We record other property and equipment at cost. We capitalize major additions and improvements, while we expense repairs, replacements and maintenance that do not improve or extend the life of the respective assets. We compute depreciation under accelerated methods over the estimated useful lives.

Investments in Related Partnerships - We account for investments in related partnerships by the equity method. As the managing general partner of the oil and gas partnerships, we make initial capital contributions to the partnerships in accordance with provisions in the respective placement memorandum governing the activities of the particular partnership. We allocate income or losses to the investments according to our ownership interest in the partnerships, and we deduct distributions or withdrawals from the investments (see Note B for additional partnership information).

Turnkey Drilling Revenue - We enter into contracts with the affiliated oil and gas partnerships to drill oil and gas wells under turnkey agreements. Under the terms of the contracts, we provide all tangible well equipment and receive working interests in the completed wells. The partnerships pay all intangible drilling costs and receive working interests in the wells. The partnerships advance funds to us to finance the drilling activity. We initially defer the full amount of the drilling advances and recognize drilling revenue as the wells are completed.

Income Taxes - We account for income taxes following the liability method. We recognize a current tax liability or asset for the estimated taxes payable or refundable on tax returns. We recognize deferred tax liabilities or assets for the estimated future tax effect of temporary differences between book and tax accounting and operating loss and tax credit carryforwards. We establish valuation allowances when necessary to reduce deferred tax assets to the amount expected to be realized.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note A - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments - A summary of the methods and significant assumptions used to estimate the fair value of financial instruments is as follows:

•

Short-Term Financial Instruments - The fair value of short-term financial instruments, including cash, trade accounts receivable and trade accounts payable, approximate their carrying amounts in the financial statements due to the short maturity of such instruments.

•

Notes Payable and Long-Term Debt - Based on interest rates currently available to us for debt instruments with similar terms and remaining maturities, the fair values of notes payable and long-term debt approximate their carrying amounts in the financial statements.

Stock Options and Warrants - We have stock option and stock warrant plans (Notes H and J). We use the intrinsic value method to account for options and warrants granted to employees, under which we record compensation expense at the amount by which the market price of the underlying stock at the grant date exceeds the exercise price of an option. When options and warrants are repriced or retired and reissued with a different exercise price, the intrinsic value method is applied on the new measurement date based on the current market price and the current exercise price to determine if compensation expense should be recorded. We use the fair value method to account for options and warrants granted to non-employees.

Basic Net (Loss) Per Common Share - Basic net (loss) per common share is based on net (loss) available to holders of common stock (net income less preferred stock dividends) divided by the weighted average number of shares of common stock outstanding during the period.

Diluted Net (Loss) Per Common Share - Diluted net (loss) per share of common stock is based on net (loss) before dividends divided by the weighted average number of shares of common stock outstanding plus dilutive potential shares of common stock outstanding during the period. Potential dilutive shares, consisting of stock options (Note J), warrants (Note H) and convertible preferred stock (Note F), were not included in the computation of diluted net (loss) per share of common stock in 1999 and 1998 because to do so would have been antidilutive.

Cash Equivalents - We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Reclassifications - We have made certain reclassifications to 1998 amounts to conform to 1999 presentations.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note B - Affiliated Oil and Gas Partnerships

Since 1989, we have sponsored the formation of partnerships for the purpose of conducting oil and gas exploration, development and production activities on certain oil and gas properties. These partnerships included the Natural Gas/Tax Credit 1989 L.P., the Natural Gas/Tax Credit 1990 L.P., the Natural Gas/Tax Credit 1991 L.P., the Natural Gas/Tax Credit 1992 L.P., the Natural Gas/Tax Credit 1992-A L.P., the Energy Search Natural Gas 1993 L.P., the Energy Search Natural Gas 1993-A L.P., the Energy Search Natural Gas 1994 L.P., the Energy Search Natural Gas 1994-A L.P., the Energy Search Natural Gas 1995 L.P., the Energy Search Natural Gas 1995-A L.P., the Energy Search Natural Gas 1996 L.P. and the Energy Search Natural Gas 1996-A L.P., all of which have been or are in the process of being liquidated in 1999 and 1998 through our acquisition of the affiliated partnership working interests (Notes F and G).

We also have sponsored the following partnerships: the Energy Search Natural Gas 1997 L.P., the Energy Search Natural Gas 1997-A L.P. and the Energy Search Natural Gas 1998 L.P. We serve as managing general partner of these partnerships and have full and exclusive discretion in the management and control of the partnerships. The turnkey drilling and operating agreements that we enter into with the partnerships provide that the partnerships pay for the intangible drilling costs of the wells at an agreed-upon price per well. We provide all tangible equipment required in the drilling, equipping, completing and operating of the properties. Revenue from the partnership oil and gas properties is allocated based on the working interest ownership percentage of the properties. Our interests in the remaining limited partnerships were 1% at December 31, 1999 and ranged from 1% to 9% at December 31, 1998.

In 1993, we sponsored the formation of the ESI Pipeline Operating L.P., which purchased a portion of our gas pipeline and gathering system. We contributed our remaining interest in the pipeline system to the ESI Pipeline Operating partnership in exchange for an ownership interest in the partnership. We advanced funds to the ESI Pipeline Operating partnership for each extension of the pipeline. We provided a guaranteed 10% return to pipeline investors through 1997. Operations of the pipeline have been sufficient to fund the preferential return through 1997. After preferential returns, all cash is used to repay advances used to fund pipeline extensions.

Also, in 1993, we sponsored the formation of the ESI Natural Gas Pipeline Income L.P. This partnership made a capital contribution to the ESI Pipeline Operating partnership to finance the initial purchase of the pipeline system. In turn, the ESI Natural Gas Pipeline Income partnership received an ownership interest in the ESI Pipeline Operating partnership. We serve as managing general partner for both of these partnerships and, as such, have full and exclusive discretion in the management of and control of the partnerships. The ESI Pipeline Operating partnership earns revenue by charging gas wells a transportation fee based on the volume of gas moved through the pipeline system. We operate substantially all of these gas wells.

During 1999, the ESI Pipeline Operating partnership and the ESI Natural Gas Pipeline Income partnership were liquidated through our acquisition of the affiliated partnership interests (Note F).

Total assets and equity of the related partnerships in the aggregate were approximately $121,129 and $121,129, respectively, at December 31, 1999, and $4,779,900 and $4,737,051, respectively, at December 31, 1998.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note B - Affiliated Oil and Gas Partnerships (Continued)

Our share of revenue and net income for our equity investees for the years ended December 31, 1999 and 1998 are listed below. In the case of each equity investee, the net income (loss) from continuing operations equals the net income (loss).

Equity Investee	Revenue		Net Income (Loss) From Continuing Operations
	1999	1998	1999	1998

Energy Search Natural Gas Pipeline Income, L.P. *	$3,064	$4,673	$3,064	$4,673

ESI Pipeline Operating L.P.*	49,457	86,059	24,795	78,978

Energy Search Natural Gas 1993 L.P.*	1,110	2,604	1,110	2,596

Energy Search Natural Gas 1993-A L.P.*	2,300	5,338	2,300	5,338

Energy Search Natural Gas 1994 L.P.*	1,301	5,695	1,301	5,677

Energy Search Natural Gas 1994-A L.P.*	133	502	133	502

Energy Search Natural Gas 1995 L.P.*	1,165	3,741	1,165	3,741

Energy Search Natural Gas 1995-A L.P.*	903	3,272	903	3,272

Energy Search Natural Gas 1996 L.P.*	606	1,247	606	1,247

Energy Search Natural Gas 1996-A L.P.*	182	360	182	360

Energy Search Natural Gas 1997 L.P.	369	668	369	668

Energy Search Natural Gas 1997-A L.P.	201	318	201	304

Energy Search Natural Gas 1998 L.P.	86	--	86	--

* Represents amounts earned before affiliated partnership roll-ups.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note C - Property and Equipment

The principal categories of property and equipment are as follows:

	1999	1998	Depreciable Life-Years

Machinery and equipment	$41,005	$41,005	5
Office furniture, equipment and software	318,177	311,657	5
Airplane	181,838	165,932	5
Vehicles	264,739	218,645	5

Total cost	805,759	737,239

Less accumulated depreciation	518,724	449,493

Net carrying amount	$287,035	$287,746

Depreciation expense totaled $81,086 for the year ended December 31, 1999 and $106,385 for the year ended December 31, 1998.

Note D - Income Taxes

We file a consolidated federal income tax return with Equity Financial. The following is a summary of the provisions for income taxes:

	Year Ended December 31,
	1999	1998

Current tax benefit	$2,300	$--
Deferred tax benefit	1,322,900	235,600
Change in valuation allowance	(1,100,600)	--
Total income tax benefit	$224,600	$235,600

The following is a reconciliation of the statutory federal income tax rate to our effective tax rate:

	1999		1998

Income tax at federal statutory rate	34.0%		34.0%
State income tax, net of federal benefit	6.0%		6.0%
Change in valuation allowance for deferred tax assets	(32.5%	)	--
Other	(1.0%	)	(2.6%	)

Actual effective tax rate	6.5%		37.4%

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note D - Income Taxes (Continued)

The significant components of our deferred tax assets and liabilities are as follows:

	1999	1998
Deferred tax assets:
Accounting for equity investments	$3,900	$128,900
Pipeline and equipment	125,200	--
Federal net operating loss	3,595,500	1,771,100
State net operating loss	192,500	99,600
Impairment charges	234,100	--
Geological and engineering costs	100,000	106,900
Other	1,600	--

Total deferred tax asset	4,252,800	2,106,500

Valuation allowance for deferred tax assets	(1,100,600)	--

Deferred tax liabilities:
Depreciation and pooling of capital	1,083,600	832,900
Intangible drilling costs	958,200	349,200
Other	2,100	38,400

Total deferred tax liabilities	2,043,900	1,220,500

Net deferred tax asset	$1,108,300	$886,000

At December 31, 1999, we had federal operating loss carryforwards of approximately $10,575,000 and state operating loss carryforwards of $6,868,000. These carryforwards expire in the years 2005 to 2019 and are available to offset future taxable income.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note E - Long-Term Debt

Long-term debt consisted of the following:

	December 31,
	1999	1998
Line of credit at bank, available balance of $30,000,000 at December 31, 1999. Collateralized by lien on oil and gas property, interest payable monthly at 11%. Principal payments begin July 31, 2000, payable in monthly installments based on a percentage of the outstanding balance. This percentage ranges from .32% to 2.22% through March 2007	$18,019,344	$--

Line of credit at bank, available balance of $7,800,000 at December 31, 1998. Collateralized by lien on oil and gas property, interest payable at prime plus 1.25% at December 31, 1998 (a 9.0% effective rate). This note was refinanced during 1999	--	7,749,776

Note payable to bank, collateralized by equipment, payable in monthly installments of $8,400, including interest at 7.75%, with any unpaid principal balance due December 5, 2003	438,053	500,000

Note payable to officers, interest payable at 10% with any unpaid principal balance due December 31, 2001	180,000	--

Total	18,637,397	8,249,776

Less current portion	2,337,373	546,407

Total long-term debt	$16,300,024	$7,703,369

We are subject to various loan covenants in connection with bank notes payable described above, including requirements on our working capital, capital expenditures, debt coverage ratio, restrictions on payment of dividends and restrictions on certain cash balances. We segregate cash received from oil and gas sales into a separate cash account with our bank. We must submit requests for reimbursement from the bank for certain operating expenses and principal and interest payments. In addition, the purpose for additional draws on the line of credit in place at December 31, 1999 must be approved by the bank.

The bank line of credit entitles the bank to receive a 3% overriding royalty interest on all of our oil and gas production. In addition, the agreement provides the bank with the first option to purchase and market all natural gas produced from our wells, provided it can do so on purchase terms no less favorable than we could obtain marketing our own natural gas.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note E - Long-Term Debt (Continued)

Principal maturities of long-term debt at December 31, 1999 are as follows:

2000	$2,337,373
2001	4,087,151
2002	2,902,329
2003	2,787,541
2004	2,158,717
2005 and thereafter	4,364,286

Total	$18,637,397

Note F - Preferred Stock

Redeemable Convertible Preferred Stock - In 1998, we initiated a private placement offering of up to 800,000 shares of 9% redeemable convertible preferred stock. We terminated the offering on December 18, 1998, and adjusted the issue price of the preferred stock to $5.50 per share according to the terms of the offering. We raised $847,707, net of issue costs of $117,793, and sold 175,547 shares of preferred stock under the offering.

The shares of preferred stock have a liquidation and dividend preference over our common stock and are convertible to common stock at the option of the holder at any time at a rate of one share of common stock for each share of preferred stock. Conversion of the preferred stock to common stock will automatically occur if we are acquired or are the subject of a business combination in which substantially all of our assets are acquired by unaffiliated purchasers or greater than 50% of the outstanding beneficial interest of our common stock is acquired by unaffiliated purchasers.

The shares of preferred stock are redeemable at our sole option any time after September 30, 1999, provided the average trading closing price for our common stock exceeds 130% of the issue price of the preferred stock over any five consecutive trading day period beginning after September 30, 1999. The redemption price for the preferred stock will be 100% of the issue price for the preferred stock, plus accrued but unpaid dividends. We will provide the holders of preferred stock 30 days written notice of our intent to redeem the preferred stock during which time the holders may, at their option, convert their preferred stock to common stock.

Affiliated Partnership Roll-Up - Effective December 31, 1999, we closed the acquisition of working interests in a total of 13 gross natural gas and oil wells and a pipeline that we operated. These interests were owned by the following affiliated partnerships: the Natural Gas Pipeline Income L.P., the Natural Gas/Tax Credit 1996 L.P. and the Natural Gas/Tax Credit 1996-A L.P.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note F - Preferred Stock (Continued)

We issued an aggregate of 428,520 shares of 9% redeemable convertible preferred stock, $4.00 par value, to acquire the pipeline. The preferred stock was recorded at $423,240 based on the fair value of the pipeline acquired. In recording this acquisition we concluded that our receivable from an investment in the pipeline was impaired and we recorded an impairment loss of approximately $640,000.

We issued an aggregate of 165,450 shares of 9% redeemable convertible preferred stock to acquire the interests of the Natural Gas/Tax Credit 1996 L.P. and the Natural Gas/Tax Credit 1996-A L.P. The preferred stock was recorded at $185,000 based on the fair value of the working interests in the wells acquired. In recording this acquisition, we concluded that our receivable from an investment in the partnerships was impaired and we recorded an impairment loss of approximately $50,000.

Note G - Common Stock

Stock Issued to Employees and Non-Employees - During 1999, we issued 86,469 shares of common stock to employees for past services rendered. In addition, we issued 7,119 shares of common stock to non-employees for past services rendered. We charged $190,939 to operations during 1999 for the issuance of this stock.

Affiliated Partnership Roll-Ups - Effective January 1, 1999, we closed the acquisition of working interests in a total of 93 gross natural gas or oil wells that we operated. These interests were owned by the following affiliated partnerships: the Natural Gas/Tax Credit 1993 L.P., the Natural Gas/Tax Credit 1993-A L.P., the Natural Gas/Tax Credit 1994 L.P., the Natural Gas/Tax Credit 1994-A L.P., the Natural Gas/Tax Credit 1995 L.P. and the Natural Gas/Tax Credit 1995-A L.P. We paid aggregate purchase consideration of $708,948, which included $504,815 in our common stock (229,955 shares) and $204,133 in cash.

The acquisition of these interests from affiliated partnerships followed a group of similar transactions pursuant to which we acquired minor working interests and overriding royalty interests in the wells from three individuals. These minor interest acquisitions had an effective date of October 1, 1999. We paid aggregate purchase consideration of $32,222 in our common stock (15,525 shares).

Effective June 30, 1998, we closed the acquisition of working interests in a total of 145 gross natural gas or oil wells that we operated. These interests were owned by the following affiliated partnerships: the Natural Gas/Tax Credit 1989 L.P., the Natural Gas/Tax Credit 1990 L.P., the Natural Gas/Tax Credit 1991 L.P., the Natural Gas/Tax Credit 1992 L.P. and the Natural Gas/Tax Credit 1992-A L.P. We paid aggregate purchase consideration of $2,223,941, which included $1,716,748 in our common stock (221,453 shares) and $507,193 in cash.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note G - Common Stock (Continued)

The 1998 acquisition of the interests from affiliated partnerships followed a group of smaller transactions pursuant to which we acquired minor working interests and overriding royalty interests in the wells from nine individuals. These minor interest acquisitions had an effective date of April 16, 1998. We paid aggregate purchase consideration amounting to $227,740, which included $106,197 in our common stock (10,114 shares) and $121,543 in cash.

Note H - Stock Warrant Plans

Regulation D Warrants - As part of our private offering of common stock in October 1997, we issued 74,996 warrants to unaffiliated parties under a placement agent agreement. The warrants entitle each holder to purchase one share of common stock and are exercisable at $7.00 per share at any time until October 27, 2002. During 1999, 13,925 of these warrants were repriced at $4.50 per share. The number, type of security and the exercise price is subject to adjustment upon occurrence of certain events including consolidation, merger, subdivision or combination of shares and issuance of stock dividends. None of these warrants have been exercised at December 31, 1999.

Series W-1 Warrants - We issued 100,000 warrants to Southern Producer Services, L.P. pursuant to a new financing agreement in 1999. Each warrant entitles Southern Producer to purchase one share of common stock, exercisable at $6.50 per share at any time until June 23, 2004. The number, type of security and the exercise price is subject to adjustment upon occurrence of certain events including consolidation, merger, subdivision or combination of shares and issuance of stock dividends. None of these warrants have been exercised at December 31, 1999.

The following is a summary of stock warrant activity with unaffiliated parties:

	Number of Warrants	Exercise Price	Expiration Date

Outstanding - January 1, 1998
and December 31, 1998	1,274,996	$9.60-7.00	January 30, 2002-
			October 27, 2002

Retired	(13,925)	$7.00	October 27, 2002

Reissued	13,925	$4.50	October 27, 2002

Granted	100,000	$6.50	June 23,2004

Outstanding - December 31, 1999	1,374,996

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note I - Related-Party Transactions

Due to the nature of our business, a significant number of transactions are with related parties.

We received $0 in 1999 and $115,200 in 1998 from affiliated oil and gas partnerships for drilling costs which were the responsibility of the affiliated partnerships. Included in accounts receivable is $3,889 at December 31, 1999 and $59,002 at December 31, 1998 due from affiliated partnerships.

In our role as operator of the oil and gas wells owned by various related partnerships, we charge a monthly wellhead and administrative fee of between $100 and $300 for each producing well. These fees totaled $46,100 in 1999 and $110,856 in 1998. In our role as general partner of the ESI Pipeline Operating partnership (Note B), we charged the partnership a management fee of $2,500 per month for 1999 and 1998. These fees totaled $25,000 in 1999 and $35,000 in 1998. The 1998 reflects amounts collected in 1998 for expenses incurred in 1997. The monthly management fee was terminated December 31, 1999 in conjunction with the roll-up of the ESI Pipeline Operating partnership (Note B).

During 1999, we issued a note totaling $225,000 to three officers for their interests in various properties and their rights to invest in future properties.

In our discretion and given the business environment existing at the time, we chose not to collect certain amounts due from partnerships and also paid certain expenses due to others on behalf of partnerships. We are under no legal or contractual obligation to continue this activity, and there is no expectation that it will continue in future years.

The following is a summary of expenses paid on behalf of the partnerships and advances forgiven:

	Year Ended December 31,
	1999	1998

Expenses paid on behalf of partnership	$104,303	$192,837

Advances forgiven	$18,452	$820

We have the contractual right to charge partnership administrative fees and production operating fees in excess of the aggregate amounts charged to the partnerships during 1999 and 1998.

Note J - Employee Benefit and Stock-Based Compensation Plans

Employee Benefit Plan - We sponsor a simplified employee pension plan for qualifying employees. Employee contributions to individual retirement plans may not exceed the greater of 15% of employee earnings or $22,500 per year per employee. We contributed $36,197 to the pension plan in 1999 and $38,792 in 1998.

Non-employee Options - We issued 6,695 options to non-affiliated parties during 1999 for services rendered. Each option issued entitles the holder to purchase one share of common stock at an exercise price of $4.50 to $6.50 per share. The options expire July 20, 2004.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note J - Employee Benefit and Stock-Based Compensation Plans (Continued)

We issued 2,500 options to non-affiliated parties in 1998 for services rendered. The options issued in 1998 entitle the holder to purchase one share of common stock at an exercise price of $6.50 and expire July 30, 2002.

We issued 2,500 options each to the two outside directors during 1998. Options issued in 1998 were repriced in 1999 and entitle the holder to purchase one share of common stock at an exercise price of $4.50. The options expire January 30, 2004.

During 1998, we charged $6,700 to expense related to these non-employee options.

Employee Option Plan - We have a fixed employee stock-based compensation plan under which we granted options for 47,958 shares of restricted common stock in 1999, at exercise prices ranging from $4.25 to $4.50 per share. The options expire in five years and vest immediately upon grant.

In addition, we granted options for 22,500 shares of restricted common stock under the fixed employee stock-based compensation plan in 1998. The exercise price of each option was $8.00 when granted, but those options were repriced to $4.50 per share in 1998. The terms of these options is five years starting in 1999. The options vest at 4,500 shares per year.

Officer Warrant Plan - We had a fixed executive officer stock-based compensation plan under which executive officers have been granted warrants to purchase up to 450,000 shares of restricted common stock. During 1999, we replaced the outstanding warrants with options, issued under our fixed employee stock-based compensation plan. The exercise price of each option is $4.50 per share, repriced from $8.00 per share. The term of the options is five years starting in 1997 and the options vest at 30,000 shares per officer per year.

We apply intrinsic value accounting to our fixed stock-based compensation plans. Accordingly, we have not recognized compensation cost for the fixed plans in 1999 and 1998. Had compensation cost been determined using the fair value method, net loss would have been $(3,776,353) in 1999 and $(551,517) in 1998, and basic and fully diluted loss per share would have been $(.92) in 1999 and $(0.15) in 1998. The fair value of the warrants and options was determined using the Black-Scholes model with application of an additional 30% discount due to the fact that the shares are restricted. Assumptions made in estimating the fair value include: risk-free interest rate of 6%, expected expiration of the warrants of January 30, 2004, expected price volatility of 20% and dividend yield of 0%.

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note J - Employee Benefit and Stock-Based Compensation Plans (Continued)

The following is a summary of the status of the fixed stock-based compensation plans during 1999:

	Number of Shares	Weighted Average Exercise Price

Outstanding - January 1, 1998	513,150	$7.84

Granted	2,500	6.50
Granted	5,000	5.25
Granted	22,500	8.00

Outstanding - December 31, 1998	543,150	7.53

Retired	(538,150)	7.53
Reissued	538,150	4.50
Granted	1,195	6.50
Granted	5,500	4.50
Granted	2,958	4.50
Granted	45,000	4.25

Outstanding - December 31, 1999	576,108	$4.50

Exercisable at December 31, 1999	404,303	$4.50

Weighted average per share fair value of options granted during 1999	$0.93

The following is a summary of the status of the fixed options outstanding at December 31, 1999:

Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life	Exercise Price	Number	Weighted Average Remaining Contractual Life

$4.25	45,000	4	$4.25	45,000	4

$4.50	536,608	3	$4.50	343,108	3

$5.25	5,000	2	$5.25	5,000	2

$6.50	11,195	3	$6.50	11,195	3

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note K - Commitments, Contingencies and Concentrations

As general partner in various affiliated oil and gas partnerships, we are subject to contingencies that may arise in the normal course of business of these partnerships. Management is of the opinion that liabilities, if any, related to these contingencies would not be material to our financial statements.

Concentrations of Credit Risk - We extend credit to affiliated partnerships in the normal course of business. Within this industry, certain concentrations of credit risk exist. In our role as operator of co-owned properties, we assume responsibility for payment to vendors for goods and services related to joint operations and extend credit to these partnerships as co-owners of these properties.

This concentration of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact our overall credit risk. However, management believes that our accounts receivable are well diversified, thereby reducing potential risk to us.

Geographic Concentration - We plan to increase our oil and gas reserves by continued developmental drilling in southeastern Ohio in the area serviced by the gas gathering system, the Dupont field in Wood County, West Virginia and the Beaver Coal Company Lease in Raleigh County, West Virginia. We also may undertake activities elsewhere in the Appalachian Basin and the mid-continent region of the United States. We plan to drill an increasing number of wells for our own account.

Note L - Business Segments

We adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1997 which changes the way we report information about our operating segments. We have restated the information for 1998 to conform to the 1999 presentation.

Our operations are classified into two principal industry segments: oil and gas operations and brokerage services. We conduct all of our oil and gas operations which is our primary industry segment. The brokerage services are conducted exclusively through Equity Financial. See Note A for a description of the operations and accounting policies of each company. The following is a summary of segment information for 1999 and 1998:

Energy Search, Incorporated and Subsidiary
Notes to Consolidated Financial Statements December 31, 1999 and 1998

Note L - Business Segments (Continued)

	Oil & Gas Operations	Brokerage Services	Totals

1999
Revenue	$3,451,596	$457,202	$3,908,798
Segment profit (loss)	(3,197,739)	(30,237)	(3,227,976)
Intersegment revenue	--	--	--
Total assets	33,785,720	102,207	33,887,927
Capital expenditures	9,497,999	--	9,497,999
Equity method income	36,215	--	36,215
Interest expense	1,059,231	--	1,059,231
Depreciation, depletion and amortization	2,505,761	5,505	2,511,266

1998
Revenue	$2,956,832	$463,666	$3,420,498
Segment profit (loss)	(387,043)	(7,385)	(394,428)
Intersegment revenue	--	9,600	9,600
Total assets	24,888,353	135,056	25,023,409
Capital expenditures	10,142,150	--	10,142,150
Equity method income	107,356	--	107,356
Interest expense	392,716	--	392,716
Depreciation, depletion and amortization	1,545,631	6,054	1,551,685

Note M - Subsequent Events

Subsequent to year end, we purchased approximately 6,500 acres of oil and gas properties, which included 45 producing wells and related equipment for $1,600,000.

Supplementary Information

To the Shareholders of
Energy Search, Incorporated and Subsidiary

We have audited the financial statements of Energy Search, Incorporated and Subsidiary for the years ended December 31, 1999 and 1998. The accompanying schedules of Costs Incurred in Oil and Gas Producing Activities and Estimates of Natural Gas and Oil Reserves on pages 26 through 28 are not a required part of the basic financial statements of Energy Search, Incorporated, but constitute additional supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.

Grand Rapids, Michigan
March 17, 2000

Energy Search, Incorporated and Subsidiary
Supplementary Information (Unaudited)

Cost Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

The following costs are comprised of both capitalized and expensed costs included in the balance sheet and income statement:

	Year Ended December 31
	1999	1998

Property acquisition costs	$3,221,780	$4,560,556

Exploration costs	$76,815	$218,369

Developments costs	$6,810,971	$6,607,991

Estimates of Natural Gas and Oil Reserves

The following estimates of proven developed natural gas and oil reserve quantities and related standardized measure of discounted net cash flow are estimates prepared by an independent petroleum engineer on behalf of our engineer as of December 31, 1999 and 1998. They do not purport to reflect realizable values or fair market values of our reserves. We emphasize that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Proven reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proven developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas to the estimated future production of proven oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proven reserves, less estimated future severance tax expenses and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

Energy Search, Incorporated and Subsidiary
Supplementary Information (Unaudited)

Estimates of Natural Gas and Oil Reserves (Continued)

	Oil (BBL)	Gas (MCF)

Proven, developed and undeveloped reserves:

January 1, 1998	23,624	30,609,977
Revisions and other changes	3,576	(3,450,274)
Extensions and discoveries	--	11,606,732
Purchases and sales of reserves	24,585	5,788,007
Production	(7,231)	(1,061,388)

December 31, 1998	44,554	43,493,054
Revisions and other changes	9,652	611,840
Extensions and discoveries	74,854	8,871,816
Purchases and sales of reserves	372,611	9,259,534
Production	(20,432)	(1,488,334)
December 31, 1999	481,239	60,747,910

Proven developed reserves (1):
December 31, 1998	44,554	15,990,954
December 31, 1999	224,171	25,720,380

Equity interest in proven reserves (2):
December 31, 1998	103	124,326
December 31, 1999	--	2,690

_____________________

(1)	We own these reserves directly.

(2)	These are reserves owned indirectly by us through our interests in affiliated partnership.

Energy Search, Incorporated and Subsidiary
Supplementary Information (Unaudited)

Estimates of Natural Gas and Oil Reserves (Continued)

	December 31,
	1999	1998
Standardized measure of discounted future pretax net cash flows

Future cash inflows	$204,937,700	$121,902,800
Future production costs	(31,731,964)	(23,279,515)
Future development costs	(28,104,260)	(21,171,030)
Future pretax net cash flows	145,101,476	77,452,255
10% annual discount for estimated timing of cash flows	(85,373,926)	(46,690,672)

Standardized measure of discounted future pretax net cash flows
relating to proven oil and gas reserves	$59,727,550	$30,761,583

Standardized measure of discounted future net cash flows

Future cash inflows	$204,937,700	$121,902,800
Future production costs	(31,731,964)	(23,279,515)
Future development costs	(28,104,260)	(21,171,030)
Future income taxes	(39,555,212)	(23,610,860)
Future net cash flows	105,546,264	53,841,395
10% annual discount for estimated timing of cash flows	(54,810,060)	(29,975,411)

Standardized measure of discounted future net cash flows relating to
proven oil and gas reserves	$50,736,204	$23,865,984

Our share of equity method investors' standardized measure of
discounted future cash flows	$3,269	$124,376

The following reconciles the change in the standardized measure of discounted future net cash flows:

	1999	1998
Beginning of year	$23,865,984	$24,095,367
Sales of oil and gas produced, net of production costs	(3,318,496)	(2,444,574)
Extensions, discoveries, and improved recovery -
Less related costs	16,775,903	9,806,445
Revisions of previous quantity estimates	688,320	(2,632,622)
Changes in prices	10,311,450	(12,778,261)
Net change from purchases and sales of minerals in place	15,536,903	6,498,274
Net change in income taxes	(15,944,352)	(1,461,434)
Accretion of discount	(2,386,598)	(2,409,537)
Other	5,207,090	5,192,326
End of year	$50,736,204	$23,865,984

Energy Search, Incorporated and Subsidiary
Balance Sheets

	March 31, 2000	December 31, 1999
Assets	(Unaudited)

Current Assets
Cash and cash equivalents	$1,104,213	$407,878
Restricted cash	230,984	834,217
Accounts receivable	929,924	781,542
Other current assets	102,570	119,047
Total current assets	2,367,691	2,142,684

Oil and Gas Properties
Proven properties	23,256,263	21,279,899
Unproven properties	313,206	235,281
Wells and related equipment	16,345,920	15,028,699
Less accumulated depreciation, depletion and amortization	(7,487,440)	(6,725,182)
Net oil and gas properties	32,427,949	29,818,697

Other Assets
Other property and equipment, net	270,118	287,035
Investments in related partnerships	1,953	3,020
Deferred tax asset	1,108,300	1,108,300
Other	730,027	528,191
Total other assets	2,110,398	1,926,546
Total assets	$36,906,038	$33,887,927

Liabilities and Shareholders' Equity

Current Liabilities
Current portion of long-term debt	$2,320,553	$2,337,373
Accounts payable and accrued liabilities	841,107	1,104,865
Total current liabilities	3,161,660	3,442,238

Long-Term Debt, less current portion	20,022,037	16,300,024

Shareholders' Equity
Preferred stock: no par value, 5,000,000 shares authorized; 797,017 and 769,517 shares of 9% redeemable convertible issued and outstanding as of March 31, 2000 and December 31, 1999	1,499,311	1,439,311
Common stock: no par value, 25,000,000 shares authorized; 4,463,376 and 4,356,376 shares issued and outstanding as of March 31, 2000 and December 31, 1999, respectively	18,144,838	17,934,838
Accumulated deficit	(5,921,808)	(5,228,484)
Total shareholders' equity	13,722,341	14,145,665
Total liabilities and shareholders' equity	$36,906,038	$33,887,927

See Notes to Financial Statements

Energy Search, Incorporated and Subsidiary
Statements of Operations (Unaudited)

	For the three months ended March 31,
	2000	1999
Revenue
Oil and gas sales	$1,451,410	$627,684
Management fees	3,200	23,000
Other revenue	140,482	127,560

Total revenue	1,595,092	778,244

Operating Expenses
Production costs	384,354	96,566
Exploration costs	24,890	15,645
Depreciation, depletion and amortization	801,402	388,039
Interest	528,730	160,186
General and administrative	471,808	415,118

Total operating expenses	2,211,184	1,075,554

Net (Loss) from Operations	(616,092)	(297,310)

Other Income (Expense)
Program subsidies	--	(27,716)
Equity in income of related partnerships	--	5,347

Total other income (expense)	--	(22,369)

Net (Loss) Before Income Taxes	(616,092)	(319,679)

Income Tax Benefit	--	96,000

Net (Loss)	$(616,092)	(223,679)

Basic Net (Loss) Per Common Share	(.16)	(.06)

Diluted Net (Loss) Per Common Share	(.16)	(.06)

See Notes to Financial Statements

Energy Search, Incorporated and Subsidiary
Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2000	1999
Cash Flows From Operating Activities:
Net loss	$(616,092)	$(223,679)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization expense	801,402	388,039
Equity in income of related partnerships	--	(5,347)
Increase in deferred taxes	--	(96,000)
(Increase) decrease in assets:
Accounts receivable and due from partnerships	(148,382)	58,299
Other current assets	16,477	(13,534)
Other assets	(4,072)	(30,605)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(340,990)	(18,366)
Net cash used in (provided by) operating activities	(291,657)	58,807

Cash Flows From Investing Activities:
Purchase of proven properties	(1,916,364)	(537,128)
Purchase of wells and related equipment	(1,317,221)	(114,772)
Purchase of other property and equipment	(5,438)	(5,708)
Distributions from affiliated partnerships	115	16,014
Purchase of oil and gas leases	(77,925)	(1,479)
Net cash used in investing activities	(3,316,833)	(643,073)

Cash Flows From Financing Activities:
Payments on stock issuance costs - preferred stock	--	(16,636)
Proceeds from issuance of long-term debt	3,827,014	270,000
Payment of loan issue costs	(3,601)	--
Payments on long-term debt	(121,821)	(14,184)
Net cash provided by financing activities	3,701,592	239,180

Net increase (Decrease) in Cash and Cash Equivalents	93,102	(345,086)
Cash and Cash Equivalents - Beginning of period	1,242,095	595,749
Cash and Cash Equivalents - End of period	$1,335,197	$250,663

See Notes to Financial Statements

Energy Search, Incorporated and Subsidiary
Notes to Financial Statements March 31, 2000

Basis of Presentation

The condensed Balance Sheets as of March 31, 2000 and December 31, 1999, the Statements of Operations for the three-month periods ended March 31, 2000 and 1999 and the Statements of Cash Flows for the three-month periods ended March 31, 2000 and 1999 have been prepared by us.

In the opinion of management, we have made all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2000 and for all periods presented. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year.

We have condensed or omitted certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. You should read these condensed financial statements in conjunction with our audited financial statements for the year ended December 31, 1999 and notes thereto included in the Form 10-KSB/A filed with the Securities and Exchange Commission on April 28, 2000.

Earnings Per Share

Earnings (loss) per share of common and common equivalent stock are based on the weighted average common shares outstanding and are retroactively adjusted for stock splits.